P.E.
9-30-05

Mindspeed Technologies® INC



Notice of Annual Meeting, Proxy Statement and
2005 Annual Report on Form 10-K

MINDSPEED®
BUILD IT FIRST™

About Mindspeed Technologies®

Mindspeed Technologies, Inc. designs, develops and sells semiconductor networking solutions for communications applications in enterprise, access, metropolitan and wide-area networks.

The company's products, ranging from optical network transceiver solutions to voice and Internet Protocol processors, are classified into three focused product families: high performance analog products, multiservice access digital signal processor (DSP) products and wide-area networking (WAN) communications products.

Mindspeed's products are used in a wide variety of network infrastructure equipment including mixed media gateways, high-speed routers, switches, access multiplexers, cross-connect systems, add-drop multiplexers, digital loop carrier equipment, IP private branch exchanges (PBXs) and optical modules. Service providers use this equipment for the processing, transmission and switching of high-speed voice, data and video traffic, including advanced services such as voice-over Internet Protocol (VoIP), within different segments of the communications network.

To learn more, visit us at www.mindspeed.com.

Forward-Looking Statements

These materials contain statements relating to Mindspeed Technologies, Inc. that are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than those that are purely historical, are forward-looking statements, including statements regarding: the focus of our research and development spending on certain products and markets and the related opportunities, potential revenue growth prospects and return on investment; the impact of new executives; the adoption of voice-over-Internet Protocol (VoIP) technology and our position for growth in the market; and our ability to achieve revenue growth in our VoIP and high performance analog business and continued solid performance from our wide-area networking communications product family and profitability. These statements are subject to risks and uncertainties that could cause actual results, and actual events that occur, to differ materially from those contemplated by the forward-looking statements. These risks and uncertainties include, but are not limited to, market demand for our new and existing products and our ability to increase our revenues; our ability to maintain operating expenses within anticipated levels; successful development and introduction of new products; obtaining design wins and developing revenues from them; pricing pressures and other competitive factors; and other risks and uncertainties, including those set forth in our annual report on Form 10-K, Item 1 "Business" under the heading "Risk Factors." Statements are made only as of the date hereof and, except as required by law, we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

Dear Stockholder,

In fiscal 2005, we continued to successfully execute on our long-term growth strategy while overcoming a worldwide inventory correction that began late in the prior fiscal year. Slow revenue growth in the first half delayed our ability to reach profitability, but we resumed our growth trajectory in the second half and exited the year in a much stronger financial and market position.

We responded to weak market conditions in the first half of the fiscal year by improving our financial liquidity, restructuring the company to reduce operating expenses and focusing our research and development activities even more intently on what we believe are our most promising market opportunities.

In order to provide additional liquidity to fund our operations, including our ongoing operating expenses and development activities, we completed a convertible debt offering in December 2004, for net proceeds of $43.9 million. As of September 30, 2005, our cash and cash equivalents totaled $15.3 million and our marketable securities totaled $40.9 million.

We further lowered our operating expenses by reducing investments in our slower growth wide-area networking (WAN) communications products including asynchronous transfer mode (ATM) network processors and transmission devices. To capitalize on engineering expertise and competitive costs available worldwide we strengthened our voice-over-Internet Protocol (VoIP) design capabilities in lower-cost overseas locations. As a result of these and other restructuring actions, we were able to reduce fiscal 2005 operating expenses by more than 20 percent sequentially over the prior year.

Our lower operating expenses combined with increasing revenues in the second half of the year enabled us to reduce our fiscal 2005 operating loss by 34 percent over the prior year.

We are pleased with the results of our strategy to focus on our VoIP and high performance analog (HPA) products in segments we believe offer the greatest potential for revenue growth and return on our investment. Although our revenues in fiscal 2005 declined six percent sequentially to $111.8 million, we increased revenues from our multiservice access digital signal processor (DSP) products used in VoIP equipment by 25 percent over the prior year to contribute 30 percent of total revenues.

We increased revenues from our HPA products by 10 percent over the prior year to contribute 24 percent of total fiscal 2005 revenues. This growth was primarily driven by shipments of our switching products for storage-area networking applications and by our physical media dependent (PMD) devices to optical module manufacturers for use in fiber-to the-premise (FTTP) networks. To further sharpen our focus on promising market opportunities for our broad portfolio of HPA products, we appointed 20-year analog industry veteran Jay E. Cormier as senior vice president and general manager of our HPA business unit.

2005 was the year that VoIP began to enter the mainstream as many carriers worldwide announced deployments or plans to deploy VoIP in their broadband access and core networks. We believe the adoption of VoIP technology by network operators and service providers is gaining momentum because of the compelling cost advantages and ability to offer combined voice, video and data applications over converging fixed and mobile networks.

We believe that Mindspeed is well positioned for growth in this exciting market. Our communications equipment customers are serving more than 75 service providers across more than 40 countries using our Comcerto™ Series family of integrated "system-on-a-chip" VoIP processing solutions.

In fiscal 2005, we launched our OpenMind™ third-party developers program enabling VoIP system designers to increase design flexibility and accelerate their time-to-market by combining Comcerto processors with open-source applications and other products and design services from our growing network of participating companies.



In summary, we remain focused on what we believe are the highest growth opportunities in the network infrastructure market for our broad portfolio of competitive products. In fiscal 2006, we intend to make significant progress toward achieving profitability with strong revenue growth from our VoIP and HPA businesses and continued solid performance from our WAN communications product family.

Following this letter is our Notice of Annual Meeting, Proxy Statement and Annual Report on Form 10-K, delivered in connection with our 2006 annual meeting, which contain financial and other information about our 2005 fiscal year.

On behalf of the entire Mindspeed team, I thank you for your continued support.

Raouf Y. Halim
Chief Executive Officer

MINDSPEED TECHNOLOGIES, INC.
NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD MARCH 7, 2006

To our Stockholders:

Our 2006 annual meeting of stockholders will be held on Tuesday, March 7, 2006, beginning at 2:00 p.m. Pacific Standard Time, at the Hilton Irvine/Orange County Airport Hotel, located at 18800 MacArthur Boulevard, Irvine, California 92612. At the meeting, the holders of our outstanding common stock will act on the following matters:

1. election of two directors, each for a term of three years;
2. ratification of the appointment of our independent registered public accounting firm for the 2006 fiscal year; and
3. such other business as may properly come before the meeting.

All holders of record of shares of our common stock (Nasdaq: MSPD) at the close of business on January 6, 2006 are entitled to vote at the meeting and any postponements or adjournments of the meeting. To ensure that your vote is recorded promptly, **please vote as soon as possible,** even if you plan to attend the meeting in person. If you have internet access, **we encourage you to record your vote via the internet.** It is convenient, and it saves us postage and processing costs. In addition, when you vote via the internet, your vote is recorded immediately and there is no risk that postal delays will cause your vote to arrive late and therefore not be counted. If you do not vote via the internet, please vote by telephone or by completing, signing, dating and returning the accompanying proxy card in the enclosed return envelope. Submitting your proxy by either internet, telephone or proxy card will not affect your right to vote in person if you decide to attend the annual meeting.

IF YOU PLAN TO ATTEND:

Registration will begin at 1:00 p.m. and seating will begin at 1:30 p.m. Each stockholder will need to bring an admission ticket and valid picture identification, such as a driver's license or passport, for admission to the meeting. Stockholders holding stock in brokerage accounts ("street name" holders) will need to bring a copy of a brokerage statement reflecting stock ownership as of the record date. Cameras, recording devices and other electronic devices will not be permitted at the meeting and all cellular phones must be silenced during the meeting. We realize that many cellular phones have built-in digital cameras, and while these phones may be brought into the meeting, the camera function may not be used at any time.

By Order of the Board of Directors,

SIMON BIDDISCOMBE
Senior Vice President, Chief Financial Officer,
Treasurer and Secretary

January 27, 2006
Newport Beach, California

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TABLE OF CONTENTS

	Page
ABOUT THE MEETING AND VOTING	1
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	4
BOARD OF DIRECTORS	5
Election of Directors	5
Board Committees and Meetings	7
Directors' Compensation	9
EXECUTIVE OFFICERS	10
EXECUTIVE COMPENSATION	11
Summary Compensation Table	11
Option Grants in Last Fiscal Year	13
Aggregated Option Exercises in Last Fiscal Year and Year-End Option Values	13
Compensation Committee Interlocks and Insider Participation	13
Report of the Compensation and Management Development Committee on Executive Compensation	14
EQUITY COMPENSATION PLAN INFORMATION	18
STOCKHOLDER RETURN PERFORMANCE GRAPH	19
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	19
REPORT OF THE AUDIT COMMITTEE	21
PRINCIPAL ACCOUNTANT FEES AND SERVICES	22
OTHER MATTERS	23
Section 16(a) Beneficial Ownership Reporting Compliance	23
Stockholder Proposals	23
Proxy Solicitation Costs and Potential Savings	23
Annual Report on Form 10-K and Financial Statements	24
Code of Ethics	24
Other Business	24
PROPOSAL 1 — ELECTION OF DIRECTORS	24
PROPOSAL 2 — RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	25

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MINDSPEED TECHNOLOGIES, INC.

4000 MacArthur Boulevard, East Tower
Newport Beach, California 92660

PROXY STATEMENT

This proxy statement contains information related to our annual meeting of stockholders to be held on Tuesday, March 7, 2006, beginning at 2:00 p.m. Pacific Standard Time, at the Hilton Irvine/Orange County Airport Hotel, located at 18800 MacArthur Boulevard, Irvine, California 92612, and at any postponements or adjournments of the meeting. Your proxy for the meeting is being solicited by our board of directors. This proxy statement and our annual report on Form 10-K are being mailed to stockholders on or about January 27, 2006.

ABOUT THE MEETING AND VOTING

What is the purpose of the annual meeting?

At our annual meeting, stockholders will act upon the matters outlined in the notice of meeting provided with this proxy statement, including the election of directors and ratification of the appointment of our independent registered public accounting firm. In addition, management will report on the performance of our company and respond to questions from stockholders.

Who can attend the meeting?

Subject to space availability, all stockholders as of the record date, or their duly appointed proxies, may attend the meeting. Registration will begin at 1:00 p.m. and seating will begin at 1:30 p.m. If you plan to attend the meeting, please note that you will need to bring your admission ticket and valid picture identification, such as a driver's license or passport. Cameras, recording devices and other electronic devices will not be permitted at the meeting and all cellular phones must be silenced during the meeting. We realize that many cellular phones have built-in digital cameras, and while these phones may be brought into the meeting, the camera function may not be used at any time.

Please also note that if you hold your shares in "street name" (that is, through a broker or other nominee), you will need to bring a copy of a brokerage statement reflecting your stock ownership as of the record date.

Who is entitled to vote at the meeting?

Only stockholders of record at the close of business on January 6, 2006, the record date for the meeting, are entitled to receive notice of and to participate in the annual meeting. If you were a stockholder of record on that date, you will be entitled to vote all of the shares that you held on that date at the meeting, or any postponements or adjournments of the meeting. There were 106,527,673 shares of our common stock outstanding on the record date.

What are the voting rights of the holders of the company's common stock?

Each share of our common stock outstanding on the record date will be entitled to one vote on each matter considered at the meeting.

What is a quorum?

A quorum is the minimum number of our shares of common stock that must be represented at a duly called meeting in person or by proxy in order to legally conduct business. For the annual meeting, the presence, in person or by proxy, of the holders of at least 53,263,837 shares, which is a simple majority of the 106,527,673 shares outstanding as of the record date, will be considered a quorum allowing votes to be taken and counted for the matters before the stockholders.

If you are a registered stockholder, you must deliver your proxy by mail, internet or telephone or attend the annual meeting in person and vote in order to be counted in the determination of a quorum. If you are a "street name" stockholder, your brokerage account will vote your shares pursuant to your proxy directions and such shares will count in the determination of a quorum. If you do not respond to the proxy or provide any directions to your broker, your broker will vote your shares in its discretion and your shares will count in the determination of a quorum.

How do I vote?

If you are a registered stockholder, you may submit your proxy by mail, internet or telephone. The designated proxy will vote according to your instructions. You may also attend the meeting and deliver a proxy card to be voted in the same manner or you may personally vote by ballot.

If you are a "street name" stockholder, your properly signed and returned proxy card will be tabulated and voted by your broker. If you are a "street name" stockholder and attend the meeting, you will need to obtain a signed proxy from the broker or nominee that holds your shares, because the broker or nominee is the legal, registered owner of the shares. If you have the broker's proxy, you may vote by ballot or you may complete and deliver another proxy card in person.

If you are a member of a retirement or savings plan or other similar plan, you may submit your voting directions by mail, internet or telephone. The trustee or administrator of the plan will vote according to your directions and the rules of the plan.

Can I vote by telephone or the internet?

If you are a registered stockholder, you may submit your proxy by telephone, or electronically through the internet, by following the instructions included with your proxy card. The deadline for submitting your proxy by telephone or electronically is 11:59 p.m., Eastern Standard Time, on March 6, 2006.

If your shares are held in "street name," please check your proxy card or contact your broker or nominee to determine whether you will be able to deliver your proxy by telephone or electronically.

If you are a member of a plan, you may deliver your voting directions by telephone, or electronically through the internet, by following the instructions included with your direction card. The deadline for submitting your voting instructions by telephone or electronically is 11:59 p.m., Eastern Standard Time, on March 2, 2006.

Can I change my vote after I return my proxy or direction card?

If you are a registered stockholder, you may revoke or change your vote at any time before the proxy card is exercised by filing with our secretary either a written notice of revocation or a duly executed proxy bearing a later date. If, at the meeting, you request from the inspector of elections, your proxy holder's power to vote will be suspended and you may submit another proxy or vote by ballot. Your attendance at the meeting will not by itself revoke a previously granted proxy.

If your shares are held in "street name" or you are a member of a plan, please check your proxy or direction card or contact your broker, nominee, trustee or administrator to determine whether you will be able to revoke or change your vote.

Will my vote be confidential?

It is our policy to maintain the confidentiality of proxy cards, ballots and voting tabulations that identify individual stockholders except as may be necessary to meet any applicable legal requirements and, in the case of any contested proxy solicitation, as may be necessary to permit proper parties to verify the propriety of proxies presented by any person and the results of the voting.

What are the board's recommendations?

The board recommends that you vote:

- ***for*** election of the nominated slate of directors (see proposal 1); and
- ***for*** ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for fiscal year 2006 (see proposal 2).

With respect to any other matter that properly comes before the meeting, the proxy holders will vote as recommended by the board or, if no recommendation is given, in their own discretion.

What vote is required to approve each proposal?

Election of directors. The two directors receiving the most votes cast at the meeting will be elected to serve for the next three years. A properly executed proxy marked "withhold authority" with respect to the election of one or more directors will not be voted with respect to the director or directors indicated.

Ratification of appointment of Deloitte & Touche LLP. For this proposal, the affirmative vote of the holders of a majority of the shares represented in person or by proxy and entitled to vote on the proposal will be required for approval. A properly executed proxy marked "abstain" with respect to the proposal will not be voted, although it will be counted for purposes of determining the total number of shares necessary for approval of such proposal. Accordingly, an abstention will have the effect of a negative vote.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

How many shares of the company's common stock do the directors, executive officers and certain beneficial owners own?

To our knowledge, the following table sets forth information regarding the beneficial ownership of the 106,302,863 shares of our common stock outstanding on November 30, 2005 by each person who is known to us, based upon filings with the SEC, to beneficially own more than 5% of our common stock, each of our directors, each executive officer named in the Summary Compensation Table and all current directors and executive officers as a group. Except as otherwise indicated below and subject to applicable community property laws, each owner has sole voting and sole investment power with respect to the stock listed.

	Common Stock(1)	
Name	Shares	Percent of Class
5% Stockholders		
Amaranth LLC (2) One American Lane Greenwich, CT 06831	6,060,606	5.4%
Conexant Systems, Inc.(3) 4000 MacArthur Blvd., West Tower Newport Beach, CA 92660	30,000,000	22.0%
FMR Corp. (4) 82 Devonshire Street Boston, MA 02109	13,093,178	12.3%
Directors		
Donald R. Beall (5, 6)	763,797	*
Dwight W. Decker(6)	1,650,575	1.5%
Donald H. Gips(6)	10,000	*
Raouf Y. Halim(6)	2,143,984	2.0%
Michael T. Hayashi	0	*
Ming Louie(6)	25,000	*
Thomas A. Madden(6)	25,000	*
Jerre L. Stead(6)	113,803	*
Executive Officers		
Simon Biddiscombe(6)	388,283	*
David W. Carroll(6)	475,728	*
Thomas J. Medrek(6)	498,816	*
Wayne K. Nesbit(6, 7)	353,713	*
Daryush Shamlou(6)	533,561	*
All current directors and executive officers as a group (16 persons) (5, 6)	7,944,941	7.1%

* Represents less than 1% of our outstanding common stock

(1) Unless otherwise indicated, each person's address is c/o Mindspeed Technologies, Inc., 4000 MacArthur Boulevard, East Tower, Newport Beach, California 92660. If a stockholder holds options or other securities that are exercisable or otherwise convertible into our common stock within 60 days of November 30, 2005, we treat the common stock underlying those securities as owned by that stockholder, and as outstanding shares when we calculate that stockholder's percentage ownership of our common stock. However, we do not consider that common stock to be outstanding when we calculate the percentage ownership of any other stockholder.

(2) Represents shares of our common stock issuable upon conversion of our convertible notes. Amaranth Advisors L.L.C. is the trading advisor for Amaranth LLC and has been granted investment discretion

over portfolio investments held by each of them. Nicholas M. Maounis is the managing member of Amaranth Advisors L.L.C. and may, by virtue of his position as managing member, be deemed to have power to direct the vote and disposition of the shares held by Amaranth LLC.

(3) In connection with the spin-off of our company from Conexant Systems, Inc. in June 2003 and the distribution of our common stock by Conexant to its stockholders, we issued Conexant a warrant to purchase 30 million shares of common stock at a price of $3.408 per share (subject to adjustment in certain circumstances), exercisable through June 27, 2013. The warrants may not be exercised to the extent that such exercise would result in the holder of the warrants owning at any one time more than 10% of our outstanding common stock.

(4) FMR Corp. has the sole power to vote or direct the vote as to 11,400 shares and sole power to dispose or to direct the disposition of 13,093,178 shares. Fidelity Management & Research Company, a wholly-owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 13,081,778 shares as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940. Edward C. Johnson 3d, FMR Corp., through its control of Fidelity Management & Research Company, and the funds each has the sole power to dispose of the 13,081,778 shares owned by the funds, but none have the sole power to vote or direct the voting of such shares, which power resides with the funds. Fidelity Management Trust Company, a wholly-owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, is the beneficial owner of 11,400 shares as a result of its serving as investment manager of the institutional account(s). Mr. Johnson and FMR Corp., through its control of Fidelity Management Trust Company, each has sole dispositive power over 11,400 shares and sole power to vote or direct the voting of such shares owned by the institutional account(s). Mr. Johnson owns 12% and Abigail Johnson owns 24.5% of the aggregate outstanding voting stock of FMR Corp. and serve as directors of FMR Corp.

(5) Includes 3,333 shares, as to which Mr. Beall disclaims beneficial ownership, owned by the Beall Family Foundation, of which Mr. Beall is president and a director.

(6) Includes shares that could be purchased by exercise of options on November 30, 2005 or within 60 days thereafter, as follows: 178,312 for Mr. Beall; 1,580,776 for Mr. Decker; 10,000 for Mr. Gips; 1,918,651 for Mr. Halim; 25,000 for Mr. Louie; 25,000 for Mr. Madden; 91,143 for Mr. Stead; 303,237 for Mr. Biddiscombe; 400,086 for Mr. Carroll; 377,955 for Mr. Medrek; 283,005 for Mr. Nesbit; 444,490 for Mr. Shamlou; and 6,330,438 for the group.

(7) Includes 33,016 shares which are subject to divestment pursuant to marriage dissolution proceedings.

BOARD OF DIRECTORS

Election of Directors

How is the board made up?

Our charter provides for a board consisting of three classes of directors with overlapping three-year terms. One class of directors is elected each year with a term extending to the third succeeding annual meeting after election. The charter also provides that each of the three classes be as nearly equal in number as the then total number of directors permits.

Which directors are up for election?

The two directors in Class III, Messrs. Decker and Halim, are up for election at the 2006 annual meeting to serve for a term expiring at our annual meeting in 2009.

What are their backgrounds?

Mr. Decker, 55, has been our director since January 2002 and our non-executive chairman of the board since June 2003. Mr. Decker has been chairman of the board of Conexant (semiconductors — broadband communications), our former parent company, since December 1998, serving as a non-executive director from the end of February 2004 until November 2004. He has been chief executive officer of Conexant from January 1999 to February 2004 and again since November 2004. Mr. Decker is a non-executive chairman of the board and a director of Skyworks Solutions, Inc. (semiconductors — wireless communications), a director of Jazz Semiconductor, Inc. (semiconductors — manufacturing), a director of BCD Semiconductor (semiconductors — analog) and a director of Pacific Mutual Holding Company (life insurance products). He also serves as a director or member of numerous professional and civic organizations.

Mr. Halim, 45, has been our director since January 2002 and our chief executive officer since June 2003. He was senior vice president and chief executive officer of the internet infrastructure business of Conexant from February 2002 to June 2003 and senior vice president and general manager, network access division of Conexant from January 1999 to February 2002.

Who are the remaining directors?

Class I Directors — continuing directors with terms expiring at the 2007 annual meeting

Mr. Beall, 67, has been our director since June 2003 and he is the retired chairman and chief executive officer of Rockwell International Corporation, now named Rockwell Automation, Inc. (electronic controls and communications). He was a director of Rockwell from 1978 to February 2001 and its chief executive officer from 1988 through his retirement in 1997. Mr. Beall is chairman of the executive committee and a director of Rockwell Collins, Inc. (communication and aviation electronics). He is also a director of Conexant, Jazz and CT Realty (real estate investment company). He is a member of various University of California-Irvine supporting organizations and an overseer of the Hoover Institution at Stanford University. He is also an investor, director or advisor with several private companies and investment partnerships.

Mr. Gips, 45, has been our director since May 2004 and he is presently group vice president in charge of global corporate development for Level 3 Communications, Inc. (communications and information services). He has been group vice president since February 2001 and he was Level 3's group vice president overseeing global marketing and sales, as well as all of its lines of business and marketing and sales strategies from May 2000 through his promotion to group vice president. Mr. Gips is a director of Mobile Satellite Ventures (mobile satellite services) and Terrestar Networks, Inc. (mobile satellite services).

Mr. Stead, 62, has been our director since June 2003. He has been chairman of the board of IHS, Inc. (software) since December 2000. Prior to that, he was chairman of the board and chief executive officer of Ingram Micro Inc. (computer technology services) from August 1996 to May 2000. Mr. Stead is a director of Armstrong World Industries, Inc. (floors, ceilings and cabinets), Brightpoint, Inc. (electronics distribution), Conexant and Mobility Electronics, Inc. (mobile electronics solutions). He is also chairman of the board of the Center of Ethics and Values at Garrett Seminary on the Northwestern University campus.

Class II Directors — continuing directors with terms expiring at the 2008 annual meeting

Mr. Hayashi, 49, has been our director since August 2005. He has been the senior vice president, advanced engineering and technologies for Time Warner Cable, Inc. (cable television) since May 2002. Mr. Hayashi was the vice president, advanced technologies at Time Warner Cable, Inc. from July 1993 to May 2002.

Mr. Louie, 59, has been our director since June 2003. Mr. Louie co-founded and has served as the managing director and a director of Mobile Radius, Inc. (mobile internet data services) since March 2002. Mr. Louie served as the China President of GSM Association (global trade association — wireless technology) from October 2003 to May 2005. He also has been the managing director of Dynasty Capital Services LLC (consulting) since January 2002. Mr. Louie served as president, Qualcomm Greater China (wireless communications) from May 2000 to October 2001 and as vice president, business development of Globalstar Communications Limited (satellite telecommunications) from January 1989 to May 2000.

Mr. Madden, 52, has been our director since June 2003. He was the executive vice president and chief financial officer of Ingram Micro from July 2001 through April 2005. He served as senior vice president and chief financial officer of ArvinMeritor, Inc. (automotive components) from October 1997 to July 2001. He currently serves as a lecturer in accounting at the Paul Merage School of Business at the University of California — Irvine.

Board Committees and Meetings

What is the role of the primary board committees?

The board has standing audit, governance and board composition and compensation and management development committees. The table below provides current membership and meeting information for each of the committees in fiscal year 2005.

Name	Audit	Governance and Board Composition	Compensation and Management Development
Mr. Beall	X	X	Chair
Mr. Gips		X	X
Mr. Hayashi		X	
Mr. Louie	X	X	
Mr. Madden	Chair	X	X
Mr. Stead	X	Chair	X
Number of meetings during fiscal year 2005	8	4	4

Audit committee. The audit committee assists the board in overseeing our accounting and financial reporting processes and audits of our financial statements. It is directly responsible for the appointment, compensation, retention, and oversight of the work of the independent registered public accounting firms we engage. It reviews the independent registered public accounting firm's audit of the financial statements and its report thereof, our system of internal control over financial reporting and management's evaluation and the independent registered public accounting firm's audit thereof, the independent registered public accounting firm's annual management letter, various other accounting and auditing matters and the independence of the auditing registered public accounting firm. The committee reviews and pre-approves all audit and non-audit services performed by our independent registered public accounting firm, other than as may be allowed by applicable law. It reviews and approves the appointment or change of our director of internal audit. It has established procedures for the receipt, retention and treatment of complaints we receive regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by our employees of concerns regarding questionable accounting and auditing matters. The committee meets with management to review any issues related to matters within the scope of its duties. The charter of the committee has been adopted by the board and is available on our website (*www.mindspeed.com*). The board has determined that all of the members of the committee are independent within the meaning of SEC regulations, applicable rules of The Nasdaq National Market and our board membership criteria. All of the committee members also meet the audit committee composition requirements of The Nasdaq National Market. The board has determined that Mr. Madden, the chairman of the audit committee, is qualified as an audit committee financial expert within the meaning of SEC regulations and that he has accounting and related financial management expertise within the meaning of the applicable rules of The Nasdaq National Market. Mr. Madden's experience is discussed above under the caption "Election of Directors."

Governance and board composition committee. The governance and board composition committee reviews with the board, on an annual basis or as more frequently needed, our corporate governance guidelines and the board's committee structure and membership. The committee periodically establishes a framework for the evaluation of our chief executive officer. The committee recommends nominees for election at each annual meeting and nominees to fill any board vacancies. The committee recommended to the board Messrs. Decker and Halim for re-election at the 2006 annual meeting. The committee leads the search for qualified director candidates by defining the experiential background and qualifications for individual director searches and engaging third party search firms to source potential candidates and coordinate the logistics of each search. The search firm of Heidrick & Struggles International, Inc. was selected for the search that led to the election of Mr. Hayashi in August 2005. The committee prepares, not less frequently than every three years, and submits to the board, for adoption by the board, a list of selection criteria to be used by the committee. The committee will consider director candidates recommended by our stockholders pursuant to our procedures described under the caption "Other Matters — Stockholder Proposals." The selection criteria for director candidates include the following:

- Each director should be an individual of the highest character and integrity, have experience at or demonstrated understanding of strategy/policy-setting and reputation for working constructively with others.
- Each director should have sufficient time available to devote to the affairs of our company in order to carry out the responsibilities of a director.
- Each director should be free of any conflict of interest which would interfere with the proper performance of the responsibilities of a director. This excludes from consideration officers of companies in direct or substantial competition with our company and major or potential major customers, suppliers or contractors.

The committee's charter is available on our website (*www.mindpseed.com*). The board has determined that all of the members of the committee are independent within the meaning of SEC regulations, applicable rules of The Nasdaq National Market and our board membership criteria.

Compensation and management development committee. The compensation and management development committee recommends to the board compensation and benefits for non-employee directors; reviews and approves, on an annual basis, the corporate goals and objectives with respect to compensation of our chief executive officer pursuant to the framework developed by the governance and board composition committee; determines salaries for all executive officers and reviews annually the salary plan for other executives in general management positions; reviews standard base pay, incentive compensation, deferred compensation and all stock-based plans and recommends changes in such plans as needed; reviews annually the performance of our chief executive officer and other senior executives; assists the board in developing and evaluating potential candidates for executive positions; oversees the development of executive succession plans; and prepares and publishes an annual executive compensation report in the proxy statement. The charter of the committee is available on our website (*www.mindspeed.com*). The board has determined that all of the members of the committee are independent within the meaning of SEC regulations, applicable rules of The Nasdaq National Market and our board membership criteria.

Who is the chairman of the board?

Mr. Decker has served as chairman of the board since June 2003.

How does the board determine which directors are considered independent?

Each year prior to the annual meeting, the board reviews and determines the independence of its directors. During this review, the board considers transactions and relationships between each director or any member of his or her immediate family and our company and its subsidiaries and affiliates. The board measures these transactions and relationships against the independence requirements of the SEC and The Nasdaq National Market. As a result of this review, the board affirmatively determined that all continuing directors, Messrs. Beall, Gips, Hayashi, Louie, Madden and Stead, are independent of our company and its management.

How often did the board meet during fiscal year 2005?

The board met four times during fiscal year 2005. Each director is expected to attend each meeting of the board and of those committees on which he serves. No director attended less than 75% of all applicable board and committee meetings during fiscal year 2005. We usually schedule meetings of the board on the same day as our annual meetings, and when this schedule is followed, it is the policy of the board that directors are expected to attend our annual meetings. Other than Mr. Hayashi, who was not yet elected, all directors attended the annual meeting of stockholders in February 2005.

Directors' Compensation

How are directors compensated?

For board participation during fiscal year 2005, our non-employee directors each received annual base compensation of $30,000. They each also received committee participation compensation equal to $1,500 annually for each committee ($2,500 if serving as chairman of such committee) on which they served. In addition, each non-employee director received $1,000 per day for each board meeting (other than committee meetings) attended in person and $500 per day for each board meeting attended by telephone. The directors stock plan provides that upon initial election to the board, each non-employee director is granted an option to purchase 40,000 shares of our common stock at an exercise price per share equal to its fair market value on the date of grant. The options become exercisable in four equal installments on each of the first, second, third and fourth anniversaries of the date the options are granted. In addition, each non-employee director is granted an option to purchase 20,000 shares of our common stock following each annual meeting. Subsequent to the 2005 annual meeting, each non-employee director was granted an option to purchase 20,000 shares of our common stock. Mr. Hayashi received his initial grant upon his election in August 2005. An offering committee made up of three directors (Messrs. Gips, Louie and Madden) was formed by the board to consider and approve a possible offering of equity or debt securities. The offering committee completed its duties, culminating in the issuance of $46 million principal amount of convertible notes in December 2004. Mr. Madden received compensation in the amount of $5,125, Mr. Louie received $4,875 and Mr. Gips received $4,500 during fiscal year 2005 for their participation on the offering committee. Under the terms of our deferred compensation plan, a director may elect to defer all or part of the cash portion of directors' compensation until such time as shall be specified with interest on deferred amounts accruing quarterly at 120% of the federal long-term rate set each month by the Secretary of the Treasury. Each director also has the option each year to receive all or a portion of cash compensation due via shares or restricted shares valued at the closing price of our common stock on the date each payment would otherwise be made. During fiscal year 2005, the compensation and management development committee reviewed competitive director pay levels and considered proposals to modify the compensation of our non-employee directors. We anticipate that increases in non-employee director cash and/or stock-based compensation will be adopted by the board in fiscal year 2006. The amount and nature of any such increases in non-employee director compensation have not yet been determined.

How do stockholders communicate with the board?

Stockholders and other parties interested in communicating directly with any individual director, including the chairman, the board as a whole, or with the non-management directors as a group may do so by writing to Secretary, Mindspeed Technologies, Inc., 4000 MacArthur Boulevard, East Tower, Newport Beach, California 92660. Our secretary reviews all such correspondence and regularly forwards to the board a summary of all such correspondence and copies of all correspondence that, in the opinion of the secretary, deals with the functions of the board or its committees, or that he otherwise determines requires their attention. Directors may at any time review a log of all correspondence we receive that is addressed to members of the board and request copies of any such correspondence. Concerns relating to accounting, internal controls or auditing matters are immediately brought to the attention of our internal audit department and handled in accordance with procedures established by the audit committee with respect to such matters.

EXECUTIVE OFFICERS

Set forth below is certain information concerning our executive officers as of November 30, 2005:

Name	Age	Title
Raouf Y. Halim	45	Chief Executive Officer
Simon Biddiscombe	38	Senior Vice President, Chief Financial Officer, Treasurer and Secretary
David W. Carroll	44	Senior Vice President, Worldwide Sales
Jay E. Cormier	42	Senior Vice President and General Manager, High Performance Analog
Thomas J. Medrek	49	Senior Vice President and General Manager, Multiservice Access
Wayne K. Nesbit	44	Senior Vice President, Operations
Daryush Shamlou	42	Senior Vice President and General Manager, Transmission Solutions and Corporate Chief Technical Officer
Thomas A. Stites	50	Senior Vice President, Communications
Bradley W. Yates	47	Senior Vice President and Chief Administrative Officer

There are no family relationships among the individuals expected to serve as our directors or executive officers. Set forth below are the name, office and position held with our company and principal occupations and employment during the past five years of each of our executive officers. Biographical information on Mr. Halim is discussed above under the caption "Election of Directors."

Mr. Biddiscombe has been our senior vice president, chief financial officer and treasurer since June 2003. He was elected our secretary in April 2004. Mr. Biddiscombe served as vice president, finance and controller of the internet infrastructure business of Conexant from December 2000 to June 2003. He was senior vice president and chief financial officer from May 1999 to December 2000 and chief operating officer from May 2000 to December 2000 of Wyle Electronics (distributor of semiconductor products).

Mr. Carroll has been our senior vice president, worldwide sales since June 2003. Mr. Carroll served as vice president, worldwide sales of the internet infrastructure business of Conexant from February 2001 to June 2003. He was vice president, Americas sales for Conexant from January 1999 to February 2001.

Mr. Cormier has been our senior vice president and general manager, high performance analog since September 2005. Mr. Cormier was product line director, analog processing products at Analog Devices, Inc. (semiconductors — analog) from October 1999 until September 2005.

Mr. Medrek has been our senior vice president and general manager, broadband internetworking systems since June 2003 and was promoted in June 2004 to general manager of both broadband internetworking systems and multiservice access (now together known as multiservice access). Mr. Medrek served as vice president and general manager, broadband internetworking systems of the internet infrastructure business of Conexant from February 2001 to June 2003. He was vice president, marketing of broadband internetworking systems of Conexant from March 2000 to February 2001.

Mr. Nesbit has been our senior vice president, operations since June 2003. Mr. Nesbit served as senior vice president, operations of the internet infrastructure business of Conexant from January 2001 to June 2003. He was vice president and director, worldwide external technology for Motorola, Inc. (semiconductors) from October 1998 to January 2001.

Mr. Shamlou was named senior vice president and general manager, transmission solutions and corporate chief technical officer in September 2005. From June 2003 until September 2005, he served as our senior vice president and general manager, transport systems solutions. Mr. Shamlou served as vice president and general manager, transport systems solutions of the internet infrastructure business of Conexant from January 2001 to

June 2003. He was vice president of the VLSI (very large scale integration) engineering organization of Conexant's network access division from January 1999 to January 2001.

Mr. Stites has been our senior vice president, communications since June 2003. Mr. Stites served as senior vice president, communications of Conexant from December 1999 to June 2003.

Mr. Yates has been our senior vice president and chief administrative officer since June 2003. Mr. Yates served as senior vice president, human resources of Conexant from January 2000 to June 2003.

EXECUTIVE COMPENSATION

Summary Compensation Table

The information shown below reflects the annual and long-term compensation, from all sources, of our chief executive officer and our other five most highly compensated executive officers at September 30, 2005, for services rendered in all capacities to our company and its subsidiaries for the fiscal years noted. The individuals listed below are referred to as the "named executive officers."

		Annual Compensation			Long-Term Compensation Awards	
Name and Principal Position(1)	Fiscal Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Underlying Options(2) (#)	All Other Compensation(3) ($)
Raouf Y. Halim	2005	450,000	—	25,196	180,000	11,503
Chief Executive Officer	2004	450,000	—	20,372	150,000	11,077
	2003	467,308	—	36,714	478,748	18,692
Simon Biddiscombe	2005	265,000	20,000(4)	963	100,000	5,184
Senior Vice President,	2004	265,000	—	9,242	75,000	6,523
Chief Financial Officer,	2003	247,500	—	13,264	264,324	9,696
Treasurer and Secretary						
Thomas J. Medrek	2005	270,000	—	89,518(5)	60,000	5,713
Senior Vice President	2004	253,557	150,000(6)	559	130,000	5,788
and General Manager,	2003	237,116	—	2,040	135,749	9,226
Multiservice Access						
Daryush Shamlou	2005	270,000	—	7,684	60,000	6,460
Senior Vice President	2004	270,000	—	86,543(7)	105,000	6,646
and General Manager,	2003	285,577	2,000(8)	123,496(7)	135,749	9,222
Transmission Solutions						
and Corporate Chief Technical Officer						
Wayne K. Nesbit	2005	290,000	—	183,973(9)	100,000	4,853
Senior Vice President,	2004	290,000	—	176,375(9)	50,000	—
Operations	2003	301,154	—	347,507(9)	135,749	—
David W. Carroll	2005	247,500	146,266	23,118	100,000	5,161
Senior Vice President,	2004	247,500	138,263	12,470	50,000	6,092
Worldwide Sales	2003	257,020	127,280	13,708	144,687	8,758

(1) A portion of the compensation reflected in the table for fiscal year 2003 was paid by Conexant prior to our spin-off from Conexant.

(2) For fiscal year 2003, includes options to purchase our common stock derived from adjustments to awards of options under Conexant's stock option plans made in connection with our spin-off from Conexant, pursuant to which options awarded under the Conexant plans were adjusted in part to become options for our common stock.

(3) Includes amounts for fiscal year 2005 contributed or accrued for the named executive officers under our savings plan and related supplemental savings plan, respectively, as follows: Mr. Halim — $4,009 and

$4,312; Mr. Biddiscombe — $3,968 and $155; Mr. Medrek — $4,112 and $540; Mr. Shamlou — $4,100 and $1,300; Mr. Nesbit — $3,792 and $0; and Mr. Carroll — $3,955 and $145.

Includes $3,182 we paid for Mr. Halim and $1,061 we paid for each of the other named executive officers during fiscal year 2005 for group personal excess liability insurance coverage for the named executive officers.

Includes amounts for fiscal year 2004 contributed or accrued for the named executive officers under our savings plan and related supplemental savings plan, respectively, as follows: Mr. Halim — $3,758 and $7,319; Mr. Biddiscombe — $6,523 and $0; Mr. Medrek — $5,165 and $623; Mr. Shamlou — $4,069 and $2,577; and Mr. Carroll — $6,092 and $0.

Includes amounts for fiscal year 2003 contributed or accrued for the named executive officers under Conexant's and our savings plans and related supplemental savings plans, respectively, as follows: Mr. Halim — $9,009 and $9,683; Mr. Biddiscombe — $9,696 and $0; Mr. Medrek — $8,411 and $815; Mr. Shamlou — $7,148 and $2,074; and Mr. Carroll — $8,758 and $0.

(4) Represents a bonus paid to Mr. Biddiscombe in connection with the closing of the sale of our convertible notes in December 2004.

(5) Includes $83,804 paid in connection with the relocation of Mr. Medrek's residence to Southern California.

(6) Represents a bonus paid to Mr. Medrek in connection with his being named senior vice president and general manager of both the broadband internetworking systems and multiservice access business units.

(7) Includes $78,817 for fiscal year 2004 of income Mr. Shamlou received from forgiveness of a portion of a loan. For fiscal year 2003, includes $17,571 paid to Mr. Shamlou in lieu of vacation and $85,179 of income received from forgiveness of a portion of a loan. Mr. Shamlou received the $100,000 loan in January 2002 as a retention incentive. The loan was forgivable over a two year period, with 50 percent of the loan having been forgiven in January 2003 and the remaining 50 percent having been forgiven in January 2004.

(8) Represents an invention award paid to Mr. Shamlou in recognition of his contribution towards an invention.

(9) Includes $180,836 for fiscal year 2005, $172,083 for fiscal year 2004 and $327,549 for fiscal year 2003 of income Mr. Nesbit received from forgiveness of a portion of a loan described under the caption "Certain Relationships and Related Transactions."

Option Grants in Last Fiscal Year

The following table shows further information on grants to the named executive officers of stock options pursuant to our stock option plans during the fiscal year ended September 30, 2005, which are reflected in the Summary Compensation Table above.

	Options Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term	
Name	Number of Securities Underlying Options Granted (Shares) (1)	Percentage of Total Options Granted to Employees in Fiscal Year 2005	Exercise Price (Per Share)	Expiration Date	5%	10%
Raouf Y. Halim	180,000	6.03%	$2.28	01/28/2013	$195,948	$469,329
Simon Biddiscombe	100,000	3.35%	2.28	01/28/2013	108,860	260,738
Thomas J. Medrek	60,000	2.01%	2.28	01/28/2013	65,316	156,443
Daryush Shamlou	60,000	2.01%	2.28	01/28/2013	65,316	156,443
Wayne K. Nesbit	100,000	3.35%	2.28	01/28/2013	108,860	260,738
David W. Carroll	100,000	3.35%	2.28	01/28/2013	108,860	260,738

(1) Options were granted on January 28, 2005 and become exercisable as to 50% of the total number of option shares on the six month anniversary of the date of grant, and as to the remaining 50% of the total number of shares on the one year anniversary of the date of grant. The options were granted as non-qualified stock options.

Aggregated Option Exercises in Last Fiscal Year and Year-End Option Values

There were no exercises of stock options by the named executive officers during fiscal year 2005 and the table below reflects the number and value of unexercised stock options held by the named executive officers as of September 30, 2005.

			Number of Unexercised Options Held at September 30, 2005(1)		Value of Unexercised In-the-Money Options at September 30, 2005(2)	
Name	Shares Acquired on Exercise	Value Realized	Exercisable	Unexercisable	Exercisable	Unexercisable
Raouf Y. Halim	—	—	1,774,589	432,499	$893,278	$137,449
Simon Biddiscombe	—	—	245,423	233,726	31,512	19,449
Thomas J. Medrek	—	—	340,955	198,643	121,743	31,515
Daryush Shamlou	—	—	402,113	169,631	141,920	29,510
Wayne K. Nesbit	—	—	214,247	158,948	31,649	25,150
David W. Carroll	—	—	335,790	162,083	130,168	38,214

(1) Includes options to purchase our common stock derived from adjustments to awards of options under Conexant's stock option plans made in connection with our spin-off from Conexant, pursuant to which options awarded under the Conexant plans were adjusted in part to become options for our common stock.

(2) Based on the closing price of our common stock on The Nasdaq National Market on September 30, 2005 ($2.41).

Compensation Committee Interlocks and Insider Participation

No member of the compensation and management development committee during fiscal year 2005 was a current or former officer or employee of our company. There are no compensation committee interlocks between our company and other entities involving our executive officers and board members who serve as executive officers or board members of such other entities.

Report of the Compensation and Management Development Committee on Executive Compensation

The compensation and management development committee, among other things, approves and administers all elements of compensation for our executive officers. In this regard, the role of the committee is to oversee our compensation plans and policies, periodically review and approve all executive officers' compensation decisions and administer our stock plans (including reviewing and approving stock and stock option grants to executive officers). The committee's membership consists entirely of independent directors. The committee meets at scheduled times during the year, and it also considers and takes action by written consent. The committee's chairman reports on committee actions and recommendations at each board meeting. Our human resources department supports the committee in its work and in some cases acts pursuant to delegated authority to fulfill various functions in administering our compensation programs. The committee has the authority to engage services of outside advisors, experts and others to assist the committee. In addition, the committee reviews its charter at least once annually, and recommends any proposed changes to the board for approval.

The committee has furnished the following report on executive compensation:

What is the company's compensation philosophy and what are its compensation objectives?

The committee has adopted a general compensation philosophy of "pay for performance" in which total cash compensation would vary with company performance. The committee believes that this philosophy is appropriate for the company as a high technology, semiconductor company. The committee's goal is to provide base salary and opportunity for annual incentives sufficient to provide total cash compensation at market competitive levels for peer semiconductor, general semiconductor and other U.S. high technology companies and to provide long-term incentives in the form of stock and/or stock option grants to the executives at market competitive levels for peer and other semiconductor companies that compete for similar employees.

Total annual compensation for the majority of the company's employees, including its executive officers, consists of the following:

- base salary; and
- an annual incentive compensation program that is related to growth in certain financial performance measures of the company or its stock price appreciation, and based on an individual bonus target for the performance period. The annual incentive from year to year, if paid, may be delivered in cash, stock, restricted stock or stock options.

Long-term incentive compensation is realized through the grant of stock options and, in some cases, stock awards or shares of restricted stock, to executive officers as well as employees under the 2003 long-term incentives plan.

In addition to encouraging stock ownership by granting stock options, stock grants and restricted stock, the company further encourages all of its employees to own the company's common stock through the company's employee stock purchase plans. The employee stock purchase plans allow participants to buy, at a discount to the market price, up to 1,000 shares of the company's common stock every six months, by setting aside up to 10% of their salary and bonuses, subject to certain limits.

How do you set executive compensation?

In setting the base salary and individual bonus target amount for executive officers, the committee reviews information relating to executive compensation of U.S.-based peer semiconductor, general semiconductor and other high technology companies that are considered generally comparable to the company. The company's semiconductor industry peer group includes PMC Sierra Inc., Applied Micro Circuits Corporation, Vitesse Semiconductor Corp., Exar Corp. and Transwitch Corp. Other general semiconductor and high technology company pay practices, including those of Broadcom Corp., Qualcomm

Inc., Intel Corp., Maxim Integrated Products Inc. and Texas Instruments Inc., are also reviewed because of their respective hiring volumes, overall employment levels and general influence on the company's labor market. While there is no specific formula that is used to establish executive compensation in relation to this market data, executive officer base salary and incentive targets are generally set to be around the average salaries and bonuses paid for comparable jobs in the marketplace. However, if the company's business groups meet or exceed certain predetermined financial and non-financial goals, amounts paid under the company's performance-based incentive compensation programs may lead to total cash compensation levels that are higher than the average salaries for comparable jobs. The committee considers the total compensation, earned or potentially available, of the senior executives in establishing each component of compensation. In its review, the committee considers information regarding the company's general industry and direct peer group, national surveys of other U.S. semiconductor and high technology companies, reports of independent compensation consultants and performance judgments as to the past and expected future contributions of individual senior executives.

In early 2001, the company instituted a 10% salary reduction for officers and other executives at the level of vice president and above in recognition of the cost-cutting and business restructuring required by a cyclical downturn in the industry. This pay reduction was still in effect during fiscal year 2005. In accordance with the company's compensation philosophy that total cash compensation should vary with company performance, this reduction is expected to remain in effect until the company achieves profitability as measured on a pro forma operating basis. In addition, as discussed below, a significant part of each executive officer's potential total cash compensation is dependent on the performance of the company as measured through its performance-based incentive compensation program.

How does the company set performance-based compensation for its executive officers?

The company's annual executive incentive compensation plan for the executive officers, including the chief executive officer, is based on both the overall financial performance of the company and the performance of the executive with respect to his individual assigned goals. In any given year, that performance is measured against the specific performance criteria adopted by the committee for use in that particular fiscal year. Performance criteria typically include revenue growth, operational profitability and attainment of strategic business development goals. In addition, executive incentive compensation awards may be adjusted by an individual performance multiplier. The chief executive officer's annual incentive plan has the same components as the executive plan. This award may also be adjusted by the board based on individual performance. For all executives, the annual incentive award value is targeted at competitive market levels for peer semiconductor, general semiconductor and other high technology companies.

What performance-based compensation was paid to executive officers in fiscal year 2005?

Due to the company's restructuring plans and operating losses, no performance based incentive, other than a sales incentive bonus paid to Mr. Carroll as the head of worldwide sales and a performance achievement bonus paid to Mr. Biddiscombe for his role in completing the company's convertible notes offering, was paid to company executives, including the chief executive officer, for fiscal year 2005.

How are stock options and restricted stock used in the compensation plan of the company?

The company grants stock options under its 2003 long-term incentives plan to aid in the attraction and retention of employees and to align the interests of employees with those of the stockholders. Stock options have value for an employee only if the price of the company's stock increases above the fair market value on the grant date and the employee remains employed by the company for the period required for the stock option to be exercisable, thus providing an incentive to remain an employee. In addition, stock options directly link a portion of an employee's compensation to the interests of stockholders by providing an incentive to maximize stockholder value. Eligible employees typically receive grants of stock options at the time of hire; we also made broad-based stock option grants covering substantially all of our employees in fiscal year 2005. Stock option awards typically have exercise prices equal to the market price of our common stock at the grant date and are subject to time-based vesting (generally over four years). In the past, we have granted premium-priced stock options to executives. From time to time we have also used restricted stock awards with time-based and/or performance-based vesting for incentive or retention purposes.

The company's 2003 long-term incentives plan may be used for making grants of incentive stock options, nonqualified stock options, restricted and unrestricted stock and stock appreciation rights to officers and other employees as a part of the company's executive performance review process. Annual stock option grants for executives are a key element of market-competitive total compensation. In fiscal year 2005, stock options for the executive officers were granted upon recommendation of management and approval of the committee. Individual grant amounts were based on internal factors such as relative job scope and contributions made during the past year, as well as a review of publicly available data on senior management compensation at peer semiconductor, general semiconductor and other high technology companies. In general, options are exercisable over a four-year period, first exercisable one year after the date of grant. In July 2004, the company made a broad-based grant of stock options that vested 25% after one year and then 1/48(th) per month thereafter.

The company granted 2,982,806 options to eligible employees during fiscal year 2005. Grants made to executive officers and all other employees on January 28, 2005, that expire on January 28, 2013, were awarded with accelerated vesting terms to motivate and retain the employee team over the critical intermediate time horizon (approximately the 12 months running from the end of January 2005 to the end of January 2006). The January 28, 2005 stock option award was a broad-based grant of options to purchase an aggregate of 2.4 million shares at $2.28 per share, of which 50% vested six months following the grant date and the remainder vesting one year after the grant date. Other stock option awards generally vest ratably over four years. A summary of activity under the company's stock option plans follows:

	2005		2004		2003	
	Number of Shares (000's)	Weighted-Average Exercise Price	Number of Shares (000's)	Weighted-Average Exercise Price	Number of Shares (000's)	Weighted-Average Exercise Price
Outstanding at beginning of period	26,859	$2.30	30,466	$2.07	—	$ —
Issued in connection with the Distribution	—	—	—	—	29,936	1.98
Granted	3,143	2.26	2,839	4.31	4,251	2.69
Exercised	(1,188)	1.59	(5,516)	2.04	(2,977)	2.02
Forfeited or expired	(2,734)	2.52	(930)	2.53	(744)	2.09
Outstanding at end of period	26,080	2.30	26,859	2.30	30,466	2.07
Exercisable at end of period	19,104	2.21	17,722	2.13	17,581	2.14

The following table summarizes all options to purchase the company's common stock outstanding at September 30, 2005:

	Outstanding			Exercisable	
Range of Exercise Prices	Number of Shares (000's)	Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price	Number of Shares (000's)	Weighted-Average Exercise Price
$0.14 – $ 1.58	3,696	5.1	$1.03	1,962	$1.03
1.61 – 2.27	8,271	3.6	1.82	7,985	1.81
2.28 – 2.73	10,636	5.8	2.45	7,430	2.42
2.79 – 4.41	2,803	5.7	3.54	1,439	3.76
4.46 – 23.29	674	6.2	7.79	288	7.93
0.14 – 23.29	26,080	5.0	2.30	19,104	2.21

The outstanding stock options include options held by employees to purchase an aggregate of 16.9 million shares of the company's common stock, which are summarized in the following table:

	Outstanding			Exercisable	
Range of Exercise Prices	Number of Shares (000's)	Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price	Number of Shares (000's)	Weighted-Average Exercise Price
$0.14 - $ 1.51	1,687	5.2	$1.06	841	$1.05
1.61 - 2.27	4,683	4.1	1.83	4,421	1.81
2.28 - 2.73	7,681	6.1	2.48	4,551	2.46
2.82 - 4.41	2,245	6.3	3.43	893	3.59
4.46 - 16.98	571	6.6	7.74	200	7.96
0.14 - 16.98	16,867	5.5	2.46	10,906	2.28

For fiscal 2006, we have revised our compensation arrangements to provide both current and long-term incentive compensation. Stock-based compensation in fiscal 2006 is expected to principally consist of restricted stock awards. The majority of the restricted stock awards are intended to provide performance emphasis and incentive compensation through vesting tied to each employee's performance against individual goals. Additional restricted stock awards to certain senior management personnel have vesting tied to improvements in our company operating performance. The remainder of the restricted stock awards, intended to provide long-term incentive compensation, is expected to vest ratably over a period of four years (subject to continued service). From time to time, we may also grant stock options or other stock-based awards for incentive or retention purposes. We expect to formally review, and may further revise, our compensation arrangements for fiscal 2007 and thereafter based on regular assessment of the effectiveness of our compensation arrangements and to keep our overall compensation package at market levels. At the direction of the committee, the firm of Semler-Brossey was engaged to review and critique the company's fiscal year 2006 equity compensation programs.

How does the company intend to comply with Section 162(m) of the Internal Revenue Code?

Section 162(m) of the Internal Revenue Code of 1986 places a limit of $1 million on the amount of compensation that may be deducted by the company in any year with respect to each of the company's five most highly paid executive officers. Certain performance-based compensation that has been approved by stockholders is not subject to the deduction limit. The 2003 long-term incentives has been approved by the company's stockholders, so awards under the plan constitute performance-based compensation not subject to the deduction limit under Section 162(m).

How is the chief executive officer's compensation tied to the company's performance?

The company's compensation program is designed to support the achievement of corporate and business objectives. Mr. Halim's base salary and incentive target are determined in the same manner as described above for all executive officers. In setting compensation levels for the chief executive officer, the compensation committee considers data reflecting comparative compensation information from other peer companies for the prior year. For fiscal year 2005, Mr. Halim's salary remained unchanged at the $450,000 amount to which it had been reduced in fiscal year 2001 from his then salary of $500,000 as a result of the 10% reduction in the executive officers' salaries. Mr. Halim was granted options to purchase 180,000 shares of common stock during fiscal year 2005. Mr. Halim did not receive a bonus during this period.

Compensation and Management Development Committee

Donald R. Beall, *Chairman*
Donald L. Gips
Thomas A. Madden
Jerre L. Stead

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information as of September 30, 2005 about shares of our common stock that may be issued upon the exercise of options, warrants and rights granted under all of our existing equity compensation plans, including our 2003 long-term incentives plan, 2003 stock option plan, directors stock plan, 2003 employee stock purchase plan and 2003 non-qualified employee stock purchase plan.

	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans
Equity compensation plans approved by stockholders			
Stock plans	25,580,423	$2.27	9,062,143
Employee stock purchase plans	—	—	700,600(1)
Directors stock plan	500,000	4.02	47,967(2)
Equity compensation plans not approved by stockholders	—	—	—
Total	26,080,423	2.30	9,810,710

(1) The 2003 employee stock purchase plan provides that the maximum number of shares under the plan is automatically increased on the first day of each fiscal year by an additional amount of 675,000 shares and the 2003 non-qualified employee stock purchase plan provides that the maximum number of shares under the plan is automatically increased on the first day of each fiscal year by an additional amount of 75,000 shares.

(2) The director's stock plan provides that the maximum number of shares under the director's stock plan is automatically increased on the first day of each fiscal year by an additional amount equal to the greater of 160,000 shares or 0.18% of the shares of our common stock outstanding on that date, subject to the board being authorized and empowered to select a smaller amount.

STOCKHOLDER RETURN PERFORMANCE GRAPH

Set forth below is a line graph comparing the cumulative total stockholder return on our common stock against the cumulative total return of the Nasdaq U.S. Index and the Nasdaq Electronic Components Index. The graph assumes that $100 was invested on June 30, 2003, the first day of public trading of our common stock, in each of our common stock, the Nasdaq U.S. Index and the Nasdaq Electronic Components Index and that all dividends were reinvested. No cash dividends have been paid or declared on our common stock.

COMPARISON OF CUMULATIVE TOTAL RETURN AMONG MINDSPEED TECHNOLOGIES, INC., THE NASDAQ U.S. INDEX AND THE NASDAQ ELECTRONIC COMPONENTS INDEX



DOLLARS
350
300
250
200
150
100
50
0
Mindspeed Technologies, Inc.
Nasdaq U.S. Index
Nasdaq Electronic Components Index
June 30, 2003
September 30, 2003
September 30, 2004
September 30, 2005

	Cumulative Total Return			
	June 30, 2003	September 30, 2003	September 30, 2004	September 30, 2005
	(Dollars)			
Mindspeed Technologies, Inc.	$100.00	$199.63	$ 74.07	$ 89.26
Nasdaq U.S. Index	100.00	110.10	116.96	133.48
Nasdaq Electronic Components Index	100.00	121.52	102.55	114.30

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Change of Control Agreements

We entered into change of control employment agreements with certain key executives, including Messrs. Halim, Biddiscombe, Carroll, Cormier, Medrek, Nesbit, Shamlou, Stites, and Yates. Each employment agreement becomes effective upon a "change of control" of our company and provides for the continuing employment of the executive after the change of control on terms and conditions no less favorable than those in effect before the change of control. If we terminate the executive's employment without "cause" or if the executive terminates his or her own employment for "good reason," as defined in the employment agreement, the executive is entitled to severance benefits equal to a multiple of his or her annual compensation, including bonus, and continuation of certain benefits for two years. The multiple is three for Mr. Halim and two for the other executives. The executives are entitled to an additional payment, if necessary, to make them whole as a result of any excise tax imposed on certain change of control payments, subject to some minor adjustments.

For the purposes of the employment agreements, a "change of control" is defined generally as:

- the acquisition by any individual, entity or group of beneficial ownership of 20% or more of either the then outstanding shares of our common stock or the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors;

- a change in the composition of a majority of the board, which is not supported by the current board;
- a major corporate transaction, such as a reorganization, merger or consolidation or sale or other disposition of all or substantially all of our assets, which results in a change in the majority of the board or of more than 60% of our stockholders; or
- approval by our stockholders of the complete liquidation or dissolution of our company.

Indemnification Agreements

We entered into indemnification agreements with each of the directors and Mr. Biddiscombe. Each indemnification agreement provides that we will indemnify the director or executive from and against any expenses incurred by them as provided in Article III, Section 14 of our amended and restated bylaws (subject to the procedural provisions specified in our amended and restated bylaws) and, to the extent the laws of Delaware are amended to increase the scope of permissible indemnification, to the fullest extent of Delaware law.

Executive Loan

In March 2001, Mr. Nesbit received a loan in the amount of $450,000 in connection with his relocation to Southern California. The loan to Mr. Nesbit was forgivable over a four year period, with 100 percent of the loan having been forgiven as of January 2005. The highest aggregate amount outstanding under the loan during fiscal year 2005 was $135,967 and the loan accrued interest at the rate of 5.01% per annum. As of November 30, 2005, there were no amounts outstanding under the loan.

Spin-off from Conexant

Warrant

In June 2003, Conexant completed the distribution to Conexant stockholders of all outstanding shares of our common stock. In connection with the spin-off, we issued to Conexant a warrant to purchase 30 million shares of our common stock at a price of $3.408 per share, exercisable for a period beginning one year and ending 10 years after the spin-off. Pursuant to a registration rights agreement between us and Conexant, we registered with the SEC the sale or resale of the warrants and the underlying shares of our common stock.

Common Directors

Mr. Decker is the chairman of the board and chief executive officer of Conexant and Messrs. Stead and Beall are directors of Conexant.

Sublease

In connection with the spin-off, we entered into a sublease with Conexant for our headquarters. In March 2005, we entered into an amended and restated sublease with Conexant. Rent payable under the amended and restated sublease is approximately $3.9 million annually, subject to annual increases of 3%, plus a prorated portion of operating expenses associated with the leased property. In addition, each year we may elect to purchase certain services from Conexant based on a prorated portion of Conexant's actual costs. We paid Conexant $3,687,379 in rent and related operating expenses and a deposit of $328,333 during fiscal year 2005.

Transition Services Agreement

In connection with the spin-off, we entered into a transition services agreement with Conexant relating to services to be provided by Conexant to us and by us to Conexant following the spin-off. During fiscal year 2005, net payments under the transition services agreement from Conexant to us were $153,438.

Patent License Agreement

In connection with the spin-off, we entered into a patent license agreement with Conexant relating to the allocation of certain rights relating to certain patents distributed to us in connection with the spin-off. During fiscal year 2005, Conexant paid us $171,659 for its share of the patent prosecution costs we incurred in connection with such patents in accordance with the patent license agreement.

Credit Agreement

In connection with the spin-off, we entered into a credit agreement with Conexant, under which we would have been allowed to borrow up to $50 million for working capital and other general corporate purposes. In December 2004, the credit facility was terminated by mutual agreement.

Other Agreements

In connection with the spin-off, we also entered into with Conexant a distribution agreement regarding the transfer from Conexant to the company of the assets and liabilities of Conexant's internet infrastructure business, a tax allocation agreement regarding the allocation of liabilities and obligations with respect to taxes and an employee matters agreement regarding employee benefit plans and compensation arrangements.

Product Sales

Conexant purchases various products from us. During fiscal year 2005, sales to Conexant were $1,191,210.

REPORT OF THE AUDIT COMMITTEE

The following report of the audit committee does not constitute soliciting material and should not be deemed filed or incorporated by reference into any of our other filings under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent we specifically incorporate this report by reference therein.

The audit committee has furnished the following report on audit committee matters:

The audit committee assists the board in overseeing the accounting and financial reporting processes of the company and the audits of the financial statements of the company. The audit committee operates in accordance with a written charter which was adopted by the board; a copy of which is available on the company's website *(www.mindspeed.com)*. Management is responsible for the preparation, presentation and integrity of the company's financial statements. Management is also responsible for establishing and maintaining adequate internal control over financial reporting and evaluating the effectiveness of the company's internal control over financial reporting. The independent registered public accounting firm, Deloitte & Touche LLP, is responsible for performing an independent audit of the company's financial statements and expressing an opinion on the conformity of those financial statements with accounting principles generally accepted in the United States. Deloitte & Touche is also responsible for expressing opinions on management's assessment of the effectiveness of the company's internal control over financial reporting and on the effectiveness of the company's internal control over financial reporting.

In this context, we met and held discussions throughout the year with management and Deloitte & Touche regarding the company's financial statements, management's assessment of the effectiveness of the company's internal control over financial reporting and Deloitte & Touche's evaluation of the company's internal control over financial reporting. Management and Deloitte & Touche represented to us that the company's consolidated financial statements were prepared in accordance with generally accepted accounting principles applied on a consistent basis. We also discussed with Deloitte & Touche matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees), as amended.

We discussed with Deloitte & Touche such firm's independence from the company and its management, including the matters, if any, in the written disclosures required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees). We also considered whether Deloitte & Touche's provision of audit and non-audit services to the company is compatible with maintaining independence.

We discussed with the company's internal auditors and Deloitte & Touche the overall scope and plans for their respective audits. We met with the internal auditors and Deloitte & Touche to discuss the results of their examinations, the evaluations of the company's internal controls, disclosure controls and procedures and the overall quality and integrity of the company's financial reporting.

Based on the reviews and discussions referred to above, we have recommended to the board that the audited financial statements be included in the company's annual report on Form 10-K for the fiscal year ended September 30, 2005 and retained Deloitte & Touche as the independent registered public accounting firm for the fiscal year ending September 30, 2006.

Audit Committee

Thomas A. Madden, *Chairman*
Donald R. Beall
Ming Louie
Jerre L. Stead

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees billed by Deloitte & Touche LLP for professional services for fiscal year 2005 and fiscal year 2004 for the following services were:

Type of Fees	2005	2004
Audit fees(1)	$ 963,226	$326,625
Audit-related fees(2)	52,875	—
Tax fees(3)	38,010	48,684
All other fees	—	—
Total	$1,054,111	$375,309

(1) Audit fees consisted of fees for professional services rendered for the audit of our annual financial statements, review of our quarterly financial statements, services normally provided in connection with statutory and regulatory filings and, for fiscal year 2005, audit of our internal control over financial reporting and attestation of management's report on the effectiveness of internal control over financial reporting.

(2) Audit-related fees consisted of fees for professional services rendered during fiscal year 2005 in connection with assisting us in complying with our obligations under Section 404 of the Sarbanes-Oxley Act and related regulations.

(3) Tax fees consisted of fees for professional services rendered for tax compliance, tax advice and tax planning.

The audit committee's audit and non-audit services pre-approval policy provides for pre-approval of audit, audit-related, tax and all other services specifically described by the committee and individual engagements anticipated to exceed pre-established thresholds must be separately approved. The policy delegates to the chairman of the audit committee the authority to pre-approve non-audit services permitted by the Sarbanes-Oxley Act of 2002 up to a maximum for any one non-audit service of $50,000, provided that the chairman shall report any decisions to pre-approve such non-audit services to the full audit committee at its next regular meeting.

OTHER MATTERS

Section 16(a) Beneficial Ownership Reporting Compliance

Did all directors and executive officers comply with Section 16(a) reporting requirements?

Based upon a review of filings with the SEC and written representations that no other reports were required, we believe that all of our directors and executive officers complied during fiscal year 2005 with the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934.

Stockholder Proposals

How may stockholders make proposals or director nominations for the 2007 annual meeting?

Stockholders interested in submitting a proposal for inclusion in the proxy statement for the 2007 annual meeting may do so by submitting the proposal in writing to Secretary, Mindspeed Technologies, Inc., 4000 MacArthur Boulevard, East Tower, Newport Beach, California 92660. To be eligible for inclusion in our proxy statement, stockholder proposals must be received no later than September 29, 2006. The submission of a stockholder proposal does not guarantee that it will be included in the proxy statement.

Our amended and restated bylaws also establish an advance notice procedure with regard to nominations of persons for election to the board and stockholder proposals to be brought before an annual meeting. Stockholder proposals and nominations may not be brought before the 2007 annual meeting unless, among other things, the stockholder's submission contains certain information concerning the proposal or the nominee, as the case may be, and other information specified in our amended and restated bylaws, and the stockholder's submission is received by us no earlier than the close of business on November 7, 2006, and no later than December 7, 2006. Proposals or nominations not meeting these requirements will not be entertained at the 2007 annual meeting. Stockholders recommending candidates for consideration by the governance and board composition committee must provide the candidate's name, biographical data and qualifications. Any such recommendation should be accompanied by a written statement from the individual of his or her consent to be named as a candidate and, if nominated and elected, to serve as a director. These requirements are separate from, and in addition to, the SEC's requirements that a stockholder must meet in order to have a stockholder proposal included in the proxy statement. A copy of the full text of these bylaw provisions may be obtained on our website (*www.mindspeed.com*) or by writing to our secretary at the address above.

Proxy Solicitation Costs and Potential Savings

Who pays for the proxy solicitation costs?

We will bear the entire cost of proxy solicitation, including preparation, assembly, printing and mailing of this proxy statement, the proxy card and any additional materials furnished to stockholders. Copies of proxy solicitation material will be furnished to brokerage houses, fiduciaries and custodians holding shares in their names, which are beneficially owned by others to forward to such beneficial owners. In addition, we may reimburse such persons for their cost of forwarding the solicitation material to such beneficial owners. One or more of telephone, email, telegram, facsimile or personal solicitation by our directors, officers or regular employees may supplement solicitation of proxies by mail. No additional compensation will be paid for such services. We may engage the services of a professional proxy solicitation firm to aid in the solicitation of proxies from certain brokers, bank nominees and other institutional owners. Our costs for such services, if retained, will not be material.

What is "householding" of proxy materials and can it save the company money?

The SEC has adopted rules that permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements with respect to two or more stockholders sharing the same address by delivering a single proxy statement addressed to those stockholders. This process, which is commonly referred to as "householding," potentially provides extra convenience for stockholders and cost savings for companies. We and some brokers household proxy materials, delivering a single proxy statement to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker or us that they or we will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement, or if you are receiving multiple copies of the proxy statement and wish to receive only one, please notify your broker if your shares are held in a brokerage account or us if you hold registered shares. You can notify us by sending a written request to our secretary at the address above or by calling (949) 579-6283.

Annual Report on Form 10-K and Financial Statements

How will I receive the annual report?

We have wrapped together the notice of the annual meeting, the chief executive officer's letter to stockholders, this proxy statement and our 2005 annual report on Form 10-K in one document. Additional exhibits to the Form 10-K not included in this mailing are available electronically at *www.sec.gov*. We will also furnish desired exhibits upon written request and payment of a fee of 10 cents per page covering our duplicating costs. Written requests should be directed to our secretary at the address above. Our 2005 annual report on Form 10-K (including exhibits thereto) and this proxy statement are also available on our website *(www.mindspeed.com)*.

Code of Ethics

Does the company have a code of ethics and how may I obtain a copy?

We have adopted a code of ethics entitled "Standards of Business Conduct," that applies to all employees, including our executive officers and directors. A copy of the standards of business conduct is posted on our website *(www.mindspeed.com)*. In addition, we will provide to any person without charge a copy of the standards upon written request to our secretary at the address above. In the event that we make any amendment to, or grant any waiver from, a provision of the standards of business conduct that requires disclosure under applicable rules, we will disclose such amendment or waiver and the reasons therefor as required by the SEC and The Nasdaq National Market.

Other Business

Will there be any other business conducted at the annual meeting?

As of the date of this proxy statement, we know of no business that will be presented for consideration at the annual meeting other than the items referred to above. If any other matter is properly brought before the meeting for action by stockholders, proxies in the enclosed form returned to us will be voted in accordance with the recommendation of the board or, in the absence of such a recommendation, in accordance with the judgment of the proxy holder.

PROPOSAL 1 — ELECTION OF DIRECTORS

As mentioned above under the caption "Election of Directors," the board nominates Messrs. Decker and Halim for election to the board, each for a three year term expiring at our annual meeting in 2009. Unless marked otherwise, proxies received will be voted **FOR** the election of these two nominees, who currently serve as directors. If any such nominee for the office of director is unwilling or unable to serve as a nominee for the office of director at the time of the annual meeting, the proxies may be voted either for a substitute nominee designated by the proxy holders or by the board to fill such vacancy, or for the other nominee only, leaving a vacancy. The board has no reason to believe that either nominee will be unwilling or unable to serve if elected as a director.

The board recommends that stockholders vote "FOR" the election of Messrs. Decker and Halim as our directors expiring at our annual meeting in 2009.

PROPOSAL 2 — RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The audit committee has appointed Deloitte & Touche LLP as our independent registered public accounting firm for fiscal year 2006. Services provided to our company and its subsidiaries by Deloitte & Touche LLP in fiscal year 2005 are described under the caption "Principal Accountant Fees and Services" above. Additional information regarding the audit committee is provided in the report of the audit committee above. Representatives of Deloitte & Touche LLP will be present at the annual meeting to respond to appropriate questions and to make such statements as they may desire.

The board recommends that stockholders vote "FOR" ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for fiscal year 2006.

In the event stockholders do not ratify the appointment, the appointment will be reconsidered by the audit committee and the board.

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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2005

Commission file number: 000-50499

MINDSPEED TECHNOLOGIES, INC.

(Exact name of registrant as specified in its charter)

Delaware *(State of incorporation)*	**01-0616769** *(I.R.S. Employer Identification No.)*
4000 MacArthur Boulevard, East Tower **Newport Beach, California** *(Address of principal executive offices)*	**92660-3095** *(Zip Code)*

Registrant's telephone number, including area code:
(949) 579-3000

Securities registered pursuant to Section 12(b) of the Act:
None.

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, $0.01 par value per share
(including associated Preferred Share Purchase Rights)

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the Registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act). Yes ☑ No ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the Registrant's voting and non-voting stock held by non-affiliates of the Registrant as of the end of its most recently completed second fiscal quarter was approximately $190.5 million. Shares held by each officer and director and each person owning more than 5% of the outstanding voting and non-voting stock have been excluded from this calculation because such persons may be deemed to be affiliates of the Registrant. This determination of potential affiliate status is not necessarily a conclusive determination for other purposes. Shares held include shares of which certain of such persons disclaim beneficial ownership.

The number of outstanding shares of the Registrant's Common Stock as of October 28, 2005 was 106,030,117.

Documents Incorporated by Reference

Portions of the Registrant's Proxy Statement for the 2006 Annual Meeting of Stockholders, to be filed pursuant to Regulation 14A within 120 days after the end of the 2005 fiscal year, are incorporated by reference into Part III of this Form 10-K.

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains statements relating to Mindspeed Technologies, Inc. (including certain projections and business trends) that are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (the Exchange Act), and are subject to the "safe harbor" created by those sections. All statements included in this Annual Report on Form 10-K, other than those that are purely historical, are forward-looking statements. Words such as "expect," "believe," "anticipate," "outlook," "could," "target," "project," "intend," "plan," "seek," "estimate," "should," "may," "assume" and "continue," as well as variations of such words and similar expressions, also identify forward-looking statements. Forward-looking statements in this Annual Report on Form 10-K include, without limitation, statements regarding:

- our competitive advantage;
- the benefits of a fabless operation;
- the importance of software drivers and application software;
- the growth prospects for the network infrastructure equipment and communications semiconductors markets, including increased network capacity demand, the upgrade and expansion of legacy networks, the build-out of networks in developing countries, and the increased outsourcing of component requirements;
- the growth rate for products in the enterprise, network access and metro service areas and our position to increase market share;
- the focus of our research and development spending on certain products and our expectation of the growth prospects for those products;
- our belief that, during fiscal 2005, the levels of inventories at our customers and other issues that adversely affected our revenues late in fiscal 2004 have generally been resolved;
- our ability to achieve design wins and convert wins into revenue;
- the availability of raw materials, parts and supplies;
- competition and the principal competitive factors for semiconductor suppliers, including time to market, product quality, reliability and performance, customer support, price and total system cost, new product innovation and compliance with industry standards;
- the continuation of intense price and product competition, and the resulting declining average selling prices for our products;
- our investments in research and development;
- the value of our intellectual property;
- the importance of attracting and retaining highly skilled, dedicated personnel;
- our ability to achieve revenue growth and profitability, or to achieve positive cash flows from operations, and the expected period through which we will continue to incur significant losses and negative cash flows;
- the importance of providing comprehensive product service and support;
- the dependence of our operating results on our ability to introduce products on a timely basis;
- the sufficiency of our existing sources of liquidity and expected sources of cash to fund our operations, research and development efforts, anticipated capital expenditures, working capital and other financing requirements for the next twelve months;
- our expectation of paying our obligations relating to our restructuring plans and other obligations over their respective terms, and our intention to fund those payments from available cash balances and funds from product sales;

- the circumstances under which we may need to seek additional financing, our ability to obtain any such financing and any consideration of acquisition opportunities;
- our expectation that our provision for income taxes for fiscal 2006 will principally consist of income taxes related to our foreign operations;
- our restructuring plans, including expected workforce reductions and facilities closures and the timing and amount of payments to complete the actions, the source of funds for such payments, the impact on our liquidity and the resulting decreases in our research and development and selling, general and administrative expenses;
- our plans relating to our use of stock-based compensation, the effectiveness of our incentive compensation programs and the expected amounts of stock-based compensation expense in future periods;
- our belief that the financial stability of suppliers is an important consideration in our customers' purchasing decisions;
- the amount and timing of future payments under contractual obligations; and
- the impact of recent accounting pronouncements.

Our expectations, beliefs, anticipations, objectives, intentions, plans and strategies regarding the future are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results, and actual events that occur, to differ materially from results contemplated by the forward-looking statement. These risks and uncertainties include, but are not limited to:

- market demand for our new and existing products and our ability to increase our revenues;
- our ability to maintain operating expenses within anticipated levels;
- our ability to reduce our cash consumption;
- availability and terms of capital needed for our business;
- constraints in the supply of wafers and other product components from our third-party manufacturers;
- the ability to attract and retain qualified personnel;
- successful development and introduction of new products;
- obtaining design wins and developing revenues from them;
- pricing pressures and other competitive factors;
- order and shipment uncertainty;
- fluctuations in manufacturing yields;
- product defects; and
- intellectual property infringement claims by others and the ability to protect our intellectual property.

The forward-looking statements in this Annual Report on Form 10-K are subject to additional risks and uncertainties, including those set forth in Item 1. "Business" under the heading "Risk Factors" and those detailed from time to time in our other filings with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof and, except as required by law, we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

Mindspeed® and Mindspeed Technologies® are registered trademarks of Mindspeed Technologies, Inc. Other brands, names and trademarks contained in this report are the property of their respective owners.

For presentation purposes of this Annual Report on Form 10-K, references made to the years ended September 30, 2005, September 30, 2004 and September 30, 2003 relate to the actual fiscal years ended September 30, 2005, October 1, 2004 and October 3, 2003, respectively.

PART I

Item 1. *Business*

Mindspeed Technologies, Inc. (we or Mindspeed) designs, develops and sells semiconductor networking solutions for communications applications in enterprise, access, metropolitan and wide-area networks. Our products, ranging from optical network transceiver solutions to voice and Internet protocol (IP) processors, are sold to original equipment manufacturers (OEMs) for use in a variety of network infrastructure equipment, including mixed media gateways, high-speed routers, switches, access multiplexers, cross-connect systems, digital loop carrier equipment, IP private branch exchanges (PBXs) and optical modules. Service providers and enterprises use this equipment for the processing, transmission and switching of high-speed voice, data and video traffic, including advanced services such as voice over Internet protocol (VoIP), within different segments of the communications network. Our customers include Alcatel Data Networks, S.A., Cisco Systems, Inc., McData Corporation, Nortel Networks, Inc. and Siemens A.G.

We believe the breadth of our product portfolio, combined with more than three decades of experience in semiconductor hardware, software and communications systems engineering, provide us with a competitive advantage. We have proven expertise in signal, packet and transmission processing technologies, which are critical core competencies for successfully defining, designing and implementing advanced semiconductor products for next-generation network infrastructure equipment. We seek to cultivate close relationships with leading network infrastructure OEMs to understand emerging markets, technologies and standards. We focus our research and development efforts on applications in the segments of the telecommunications network which we believe offer the most attractive growth prospects. Our business is fabless, which means we outsource all of our manufacturing needs, and we do not own or operate any semiconductor manufacturing facilities. We believe being fabless allows us to minimize operating infrastructure and capital expenditures, maintain operational flexibility and focus our resources on the design, development and marketing of our products — the highest value-creation elements of our business model.

Spin-off from Conexant Systems, Inc.

Mindspeed was originally incorporated in Delaware in 2001 as a wholly owned subsidiary of Conexant Systems, Inc. On June 27, 2003, Conexant completed the distribution to Conexant stockholders of all outstanding shares of common stock of Mindspeed (the distribution). In the distribution, each Conexant stockholder received one share of our common stock (including an associated preferred share purchase right) for every three shares of Conexant common stock held and cash for any fractional share of our common stock. Following the distribution, we began operations as an independent, publicly held company. Our common stock trades on the Nasdaq National Market under the ticker symbol "MSPD."

Prior to the distribution, Conexant transferred to us the assets and liabilities of its Mindspeed business, including the stock of certain subsidiaries, and certain other assets and liabilities which were allocated to us under the Distribution Agreement entered into between us and Conexant. Also prior to the distribution, Conexant contributed to us cash in an amount such that at the time of the distribution our cash balance was $100 million. We issued to Conexant a warrant to purchase 30 million shares of our common stock at a price of $3.408 per share, exercisable for a period of ten years after the distribution. In connection with the Distribution, we and Conexant also entered into a Credit Agreement, an Employee Matters Agreement, a Tax Allocation Agreement, a Transition Services Agreement and a Sublease.

Industry Overview

Communications semiconductor products are a critical part of network infrastructure equipment. Network infrastructure OEMs require advanced communications semiconductor products — such as digital signal processors, transceivers, framers, packet and cell processors and switching solutions — that are highly optimized for the equipment employed by their customers. We seek to provide semiconductor products that enable network infrastructure OEMs to meet the needs of their service provider and enterprise customers in terms of system performance, functionality and time-to-market.

Addressed Markets

Our semiconductor products are primarily focused on network infrastructure equipment applications in three segments of the broadly defined communications network: enterprise networks; network access service areas; and metropolitan area networks. The type and complexity of network infrastructure equipment used in these segments continues to expand, driven by the need for the processing, transmission and switching of digital voice, data and video traffic over multiple communication media, at numerous transmission data rates and employing different protocols. We also offer a limited number of products used in wide-area or long-haul networks.

Enterprise networks include equipment that is deployed primarily in the offices of commercial enterprises for voice and data communications and access to outside networks. An enterprise network may be comprised of many local area networks, as well as client workstations, centralized database management systems, storage area networks and other components. In enterprise networks, communications semiconductors facilitate the processing and transmission of voice, data and video traffic in converged IP networks that are replacing the traditional separate telephone, data and video conferencing networks. Typical network infrastructure equipment found in enterprise networks that use our products include voice gateways, IP PBXs, storage area network (SAN) routers and director class switches. In addition, a major trend in the broadcast video market is the switch from analog to digital television transmission and the conversion from standard-definition television services to high-definition television (HDTV) services featuring more detailed images and digital surround sound. We offer a family of broadcast-video products optimized for high-speed HDTV routing and production switcher applications.

Network Access service areas of the telecommunications network refer to the "last mile" of a telecommunications or cable service provider's physical network (including copper, fiber optic or wireless transmission) and the network infrastructure equipment that connects end-users, typically located at a business or residence, with metropolitan area and wide-area networks. For this portion of the network, infrastructure equipment requires semiconductors that enable reliable, high-speed connectivity capable of aggregating or disaggregating and transporting multiple forms of voice, data and video traffic. In addition, communications semiconductors must accommodate multiple transmission standards and communications protocols to provide a bridge between dissimilar access networks, for example, connecting wireless base station equipment to a wireline network. Typical network infrastructure equipment found at the edge of the network access service area that use our products include remote access concentrators, digital subscriber line (DSL) access multiplexers, mixed-media gateways, wireless base stations, digital loop carrier equipment and optical line termination and media converters.

Metropolitan Area Networks, or metro, service areas of the telecommunications network refer to the portion of a service provider's physical network that enables high-speed communications within a city or a larger regional area. In addition, it provides the communications link between network access service areas and the fiber optic-based, wide-area network. For metro equipment applications, communications semiconductors provide transmission and processing capabilities, as well as information segmentation and classification, and routing and switching functionality, to support high-speed traffic from multiple sources employing different transmission standards and communications protocols. These functions require signal conversion, signal processing and packet processing expertise to support the design and development of highly integrated mixed-signal devices combining analog and digital functions with communications protocols and application software. Typical network infrastructure equipment found in metro service areas that use our products include add-drop multiplexers, switches, high-speed routers, digital cross-connect systems, optical edge devices and multiservice provisioning platforms.

The telecommunications network, including the Internet, has evolved into a complex, hybrid series of digital and optical networks that connect individuals and businesses globally. These new larger bandwidth, data-centric networks integrate voice, data and video traffic, operate over both wired and wireless media, link existing voice and data networks and cross traditional enterprise, network access, metro and long haul service area boundaries. Network infrastructure OEMs are designing faster, more intelligent and more complex equipment to satisfy the needs of the service providers as they continue to expand their network coverage and service offerings while upgrading and connecting or integrating existing networks of disparate types. In this demanding environment, we believe network infrastructure OEMs select as their strategic partners communications semiconductor suppliers who can deliver advanced products that provide increased functionality, lower total system cost and support for a variety of communications media, operating speeds and protocols.

The Mindspeed Approach

We believe the breadth of our product portfolio, combined with our expertise in semiconductor hardware, software and communications systems engineering, provide us with a competitive advantage in designing and selling our products to leading network infrastructure OEMs.

We have proven expertise in signal, packet and transmission processing technologies. Signal processing involves both signal conversion and digital signal processing techniques that convert and compress voice, data and video between analog and digital representations. Packet processing involves bundling or segmenting information traffic using standard protocols such as IP or asynchronous transfer mode (ATM) and enables sharing of transmission bandwidth across a given communication medium. Transmission processing involves the transport and receipt of voice, data and video traffic across copper wire and optical fiber communications media.

These core technology competencies are critical for developing semiconductor networking solutions that enable the processing, transmission and switching of high-speed voice, data and video traffic, employing multiple communications protocols, across disparate communications networks. Our core technology competencies are the foundation for developing our:

- semiconductor device architectures, including digital signal processors, mixed signal devices and programmable protocol engines, as well as analog signal processing capabilities;
- highly optimized signal processing algorithms and communications protocols, which we implement in semiconductor devices; and
- critical software drivers and application software to perform signal, packet and transmission processing tasks.

We believe the software drivers and application software are an increasingly important part of the semiconductor networking solutions we offer to OEMs.

Increasing Demand for Communications Semiconductors

We believe the market for network infrastructure equipment in general, and for communications semiconductors in particular, offers attractive long-term growth prospects for several reasons:

- We anticipate that demand for network capacity will continue to increase, driven by:
  - Internet user growth;
  - higher network utilization rates; and
  - the popularity of VoIP and other bandwidth-intensive applications, such as wireless data transfer and video/multimedia applications.
- We believe that incumbent telecommunications carriers and cable multiple service operators worldwide will continue to upgrade and expand legacy portions of their networks to accommodate new service offerings and to reduce operating costs.
- In developing countries, we expect that service providers will continue the build-out of telecommunication networks, many of which were previously government owned.

Moreover, we expect that network infrastructure OEMs will outsource more of their semiconductor component requirements to semiconductor suppliers, allowing the OEMs to reduce their operating cost structure by shifting their focus and investment from internal application specific integrated circuit (ASIC) semiconductor design and development to more strategic systems development.

Strategy

Our objective is to grow our business and to become the leading supplier of semiconductor networking solutions to leading global network infrastructure OEMs in key enterprise, network access and metro service area market segments. To achieve this objective, we are pursuing the following strategies:

Focus on Increasing Share in High-Growth, High-Margin Applications

We have established strong market positions for our products in the enterprise, network access and metro service areas of the telecommunications network. We believe the markets for semiconductor products that address these applications will grow at faster rates than the markets for network infrastructure equipment in general. In addition, products which address applications in the enterprise, network access and metro service areas and perform packet processing, transmission processing and/or signal processing functions typically command higher average selling prices and higher margins, primarily due to their functional complexity and their software content. These two key attributes are expected to make the enterprise, network access and metro service areas the most attractive market segments for the foreseeable future. We believe that our three core technology competencies, coupled with focused investments in product development, will position us to increase our share in those target areas.

Expand Strategic Relationships with Industry-Leading Global Network Infrastructure OEMs and Maximize Design Win Share

We identify and selectively establish strategic relationships with market leaders in the network infrastructure equipment industry to develop next-generation products and, in some cases, customized solutions for their specific needs. We have an extensive history of working closely with our customers' research and development and marketing teams to understand emerging markets, technologies and standards, and we invest our product development resources in those areas. We believe our close relationships with leading network infrastructure OEMs facilitate early adoption of our semiconductor products during development of their system-level products, enhance our ability to obtain design wins from those customers and encourage adoption of our technology throughout the industry.

In North America, we have cultivated close relationships with leading network infrastructure OEMs, including Cisco Systems, Inc., McData Corporation and Nortel Networks, Inc. Abroad, we have established close relationships with market leaders such as Huawei Technologies Co., Ltd., Mitsubishi Electric Corporation, TrueLight Corporation and Zhongxing Telecom Equipment Corp. (ZTE) in the Asia-Pacific region and Alcatel Data Networks, S.A., Nokia Corporation and Siemens A.G. in Europe.

Capitalize on the Breadth of Our Product Portfolio

We build on the breadth of our product portfolio of physical-layer devices, together with our signal and packet processing devices and communications software expertise, to increase our share of the silicon content in our customers' products. We offer a range of complementary products that are optimized to work with each other and provide our customers with complete information receipt, processing and transmission functions. These complementary products allow infrastructure OEMs to source components that provide proven interoperability from a single semiconductor supplier, rather than requiring OEMs to combine and coordinate individual components from multiple vendors. In addition, we offer highly integrated products such as our family of Comcerto™ VoIP processor solutions that provide our customers with a complete hardware and software solution in a single device. These integrated products perform functions typically requiring multiple discrete components and software. We believe that this strategy of offering both complementary and integrated products increases product performance, speeds time-to-market and lowers the total system cost for our customers.

The breadth of our product portfolio also provides a competitive advantage for serving network convergence applications such as multiprotocol wireless-to-wireline connectivity. These applications generally require a combination of processing, transmission or switching functionality to move high-speed voice and data traffic using multiple communications protocols across disparate communications networks.

Provide Outstanding Technical Support and Customer Service

We provide broad-based technical and product design support to our customers through three dedicated teams: field application engineers; product application engineers; and technical marketing personnel. We believe that comprehensive service and support are critical to shortening our customers' design cycles and maintaining a long-term competitive position within the network infrastructure equipment market. Outstanding customer service and support are important competitive factors for semiconductor component suppliers like us seeking to be the preferred suppliers to leading network infrastructure OEMs .

Products

We provide network infrastructure OEMs with a broad portfolio of advanced semiconductor networking solutions, ranging from physical-layer transceivers and framers to higher-layer network processors. Our products can be classified into three focused product families: high-performance analog products; multiservice access digital signal processor (DSP) products; and wide-area networking (WAN) communications products. These three product families are found in a variety of networking equipment designed to process, transmit and switch voice, data and video traffic between, and within, the different segments of the communications network.

High-Performance Analog Products

Our high-performance analog transmission devices and switching products support storage area networking, fiber-to-the-premise and broadcast video, as well as mainstream synchronous optical networking (SONET)/synchronous digital hierarchy (SDH) and packet-over-SONET applications, typically operating at data transmission rates between 155 megabits per second (Mbps) and 4.25 gigabits per second (Gbps). Our transmission products include laser drivers, transimpedance amplifiers, post amplifiers, clock and data recovery circuits, serializers/deserializers, video reclockers, cable drivers and line equalizers. These products serve as the connection between a fiber optic or coaxial cable component interface and the remainder of the electrical subsystem in various network equipment and perform a variety of functions, including:

- converting incoming optical signals from fiber optic cables to electrical signals for processing and transport over a wireline medium and vice-versa;
- conditioning the signal to remove unwanted noise or errors;
- combining lower speed signals from multiple parallel paths into higher speed serial paths, and vice-versa, for bandwidth economy; and
- amplifying and equalizing weaker signals as they pass through a particular system's equipment, media or network.

Our switching products include a family of high-speed crosspoint switches capable of switching traffic within various types of network switching equipment. These crosspoint switches direct, or transfer, a large number of high-speed data input streams, regardless of traffic type, to different connection trunks for rerouting the information to new destination points in the network. Crosspoint switches are often used to provide redundant traffic paths in networking equipment to protect against the loss of critical data from spurious network outages or failures that may occur from time-to-time. Target equipment applications for our switching products include add-drop multiplexers, high-density IP switches, storage-area routers and optical cross-connect systems. In addition, we offer crosspoint switches optimized for standard and high-definition broadcast video routing and production switching applications at rates up to 1.5 Gbps.

Multiservice Access DSP Products

Our software-configurable multiservice access DSP products serve as bridges for transporting voice, data and video between circuit-switched networks and packet-based networks. Our multiservice access DSP device architecture combines the performance of a digital-signal processor core with the flexibility of a microcontroller core to support our extensive suite of modulation techniques, echo cancellers, speech coders and communications protocols. These products process and translate voice, data and video signals and perform various management and reporting functions that help determine the appropriate amount of bandwidth required for transporting the signals to the next destination. They compress the signals to minimize bandwidth consumption and modify or add communications protocols to accommodate transport of the signals across a variety of different services and networks. Supported services include VoIP, voice-over-ATM (VoATM) and voice-over-DSL services, as well as wireline-to-wireless connectivity.

Our Comcerto™ family of voice-over-packet (VoP) communications processors includes a full range of pin- and software-compatible enterprise and carrier-class voice processing solutions that enable OEMs to provide scalable systems with customized features. The high-density members of this family, the Comcerto 600 and Comcerto 700 series processors and related software, provide a complete "system-on-a-chip" solution for carrier-class VoIP and VoATM applications. The Comcerto 600 is capable of handling more than 256 channels of both VoIP and VoATM traffic, while the Comcerto 700 supports more than 400 channels. Both are targeted for use in digital loop carriers and voice and media gateways designed to bridge wireless, wireline and enterprise networks.

The Comcerto 500 and 800 series solutions are designed for enterprise voice and data processing applications. The Comcerto 500 series is a silicon "PBX-on-a-chip" which supports all required voice processing functionality for up to 64 channels, including encryption. The Comcerto 800 series enables a new class of "office-in-a-box" systems by combining a high-quality VoP subsystem with a high-performance routing and virtual private network (VPN) engine. The Comcerto 800 series integrates voice processing, packet processing and encryption functionality into a single device for the rapidly growing market for VoP enterprise networks. This product is targeted for use in enterprise voice gateways, IP PBXs and integrated access devices (IADs).

Wide-Area Networking Communications Products

Our WAN communications products include transmission solutions and high-performance ATM/multi-protocol label switching (MPLS) network processors that facilitate the aggregation, processing and transport of voice and data traffic over copper wire or fiber optic cable to access metropolitan and long-haul networks.

Our T1/E1, T3/E3 and SONET carrier devices incorporate high-speed analog, digital and mixed-signal circuit technologies and include multi-port framers and line interface units (LIUs) or transceivers for 1.5 Mbps to 155 Mbps data transmission. Framers format data for transmission and extract data at reception, while LIUs condition signals for transmission and reception over multiple media. Our link-layer products include multi-channel, high-level data link channel (HDLC) communications controllers and multi-channel, inverse multiplexing over ATM (IMA) traffic controllers. The IMA protocol enables the aggregation of multiple T1 or DSL lines to deliver higher data rates using existing ATM infrastructure while the HDLC protocol is used for the packetization of data and the transfer of messaging and signaling information across the network. We also offer a family of symmetric DSL (SDSL) transceivers which enable service providers to deliver Internet access at data transmission rates of 1.5 Mbps to 4.6 Mbps in both directions over copper wire, supporting telecommuting and branch office functions in North America.

Our high-performance ATM/MPLS network processors are designed to offer advanced protocol translation and traffic management capabilities. Protocol translation occurs where different types of networks and protocols interconnect. Traffic management describes a collection of functions which are used to allocate optimally network bandwidth and allow service providers to provide differentiated services over their networks. Our software-programmable devices operate at data transmission rates from 1.5 Mbps to 2.5 Gbps. Our network processor devices address internetworking applications, including ATM segmentation and reassembly, and a variety of traffic management functions, including traffic shaping, traffic policing and queue management, required by these applications.

Our wide-area networking communications products are designed for use in a variety of equipment including digital loop carriers, DSL access multiplexers, add-drop multiplexers, switches, high-speed routers, digital cross-connect systems, optical edge devices, multiservice provisioning platforms, voice gateways and wireless base station controllers.

Customers

We market and sell our semiconductor networking solutions directly to leading network infrastructure OEMs. We also sell our products indirectly through electronic component distributors and third-party electronic manufacturing service providers, which manufacture products incorporating our semiconductor networking solutions for OEMs. Sales to distributors accounted for approximately 47% of our revenues for fiscal 2005. For fiscal 2005, distributors Avnet, Inc. and Alltek Technology Corporation and manufacturing service providers Jabil Circuit, Inc. and Sanmina-SCI Corporation accounted for 16%, 12%, 14% and 11%, respectively, of our net revenues.

Our top five direct OEM customers for fiscal year 2005 were Alcatel Data Networks, S.A., Fujitsu Limited, Huawei Technologies Co., Ltd., Nortel Networks, Inc. and Zhongxing Telecom Equipment Corp. (ZTE). While our direct sales to these customers accounted for a total of approximately 9% of our fiscal 2005 net revenues, we believe indirect sales to these same customers represent a significant additional portion of our net revenues. Including indirect sales, we believe that Cisco Systems, Inc. accounted for approximately 22% of our fiscal 2005 net revenues and that no other OEM customer accounted for 10% or more of our net revenues. We believe that our significant indirect network infrastructure OEM customers for fiscal year 2005 also included McData Corporation, Mitsubishi Electric Corporation, Siemens A.G. and TrueLight Corporation.

Our customer base is widely dispersed geographically. Revenues derived from customers located in the Americas, Europe, and the Asia-Pacific region were 38%, 13% and 49%, respectively, of our total revenues for fiscal 2005. We believe a substantial portion of the products we sell to OEMs and third-party manufacturing service providers in the Asia-Pacific region is ultimately shipped to end-markets in the Americas and Europe. See Item 8. "Financial Statements and Supplementary Data," including Note 2 and Note 14 of Notes to Consolidated Financial Statements for additional information on customers and geographic areas.

Sales, Marketing and Technical Support

We have a worldwide sales, marketing and technical support organization comprised of 113 employees as of October 28, 2005, located in 6 domestic and 8 international sales locations. Our marketing, sales and field applications engineering teams, augmented by 16 electronic component distributors and 20 sales representative organizations, focus on marketing and selling semiconductor networking solutions to worldwide network infrastructure OEMs.

We maintain close working relationships with our customers throughout their lengthy product development cycle. Our customers may need six months or longer to test and evaluate our products and an additional six months or longer to begin volume production of network infrastructure equipment that incorporates our products. During this process, we provide broad-based technical and product design support to our customers through our field application engineers, product application engineers and technical marketing personnel. We believe that providing comprehensive product service and support is critical to shortening our customers' design cycles and maintaining a competitive position in the network infrastructure equipment market.

Operations and Manufacturing

We are a fabless company, which means we do not own or operate foundries for wafer fabrication or facilities for device assembly and final test of our products. Instead, we outsource wafer fabrication, assembly and testing of our semiconductor products to independent, third-party contractors. We use mainstream digital complementary metal-oxide semiconductor (CMOS) process technology for the majority of our products; we rely on specialty processes for the remainder of products. Taiwan Semiconductor Manufacturing Co., Ltd. (TSMC) is our principal foundry supplier of CMOS wafers and die. Our primary foundry supplier for specialty process requirements is Jazz Semiconductor, Inc. We use several other suppliers for wafers used in older products. We believe that the raw materials, parts and supplies required by our foundry suppliers are generally available at present and will be available in the foreseeable future.

Semiconductor wafers are usually shipped to third-party contractors for device assembly and packaging where the wafers are cut into individual die, packaged and tested before final shipment to customers. We use Amkor Technology, Inc. and other third-party contractors, located in the Asia-Pacific region, Europe and California, to satisfy a variety of assembly and packaging technology and product testing requirements associated with the back-end portion of the manufacturing process.

We qualify each of our foundry and back-end process providers. This qualification process consists of a detailed technical review of process performance, design rules, process models, tools and support, as well as analysis of the subcontractor's quality system and manufacturing capability. We also participate in quality and reliability monitoring through each stage of the production cycle by reviewing electrical and parametric data from our wafer foundry and back-end providers. We closely monitor wafer foundry production for overall quality, reliability and yield levels.

Competition

The communications semiconductor industry in general, and the markets in which we compete in particular, are intensely competitive. We compete worldwide with a number of U.S. and international suppliers that are both larger and smaller than us in terms of resources and market share. We expect intense competition to continue.

Our principal competitors are Agere Systems, Inc., Analog Devices, Inc., Applied Micro Circuits Corporation, Centillium Communications, Inc., Conexant Systems, Inc., Gennum Corporation, Exar Corporation, Freescale Semiconductor, Inc., Infineon Technologies A.G., Integrated Device Technology, Inc., Maxim Integrated Products, Inc., PMC-Sierra, Inc., Texas Instruments Incorporated, Transwitch Corporation and Vitesse Semiconductor Corporation.

We believe that the principal competitive factors for semiconductor suppliers in each of our served markets are:

- time-to-market;
- product quality, reliability and performance;
- customer support;
- price and total system cost;
- new product innovation; and
- compliance with industry standards.

While we believe that we compete favorably with respect to each of these factors, many of our current and potential competitors have certain advantages over us, including:

- stronger financial position and liquidity;
- longer presence in key markets;
- greater name recognition;
- access to larger customer bases; and
- significantly greater sales and marketing, manufacturing, distribution, technical and other resources.

As a result, these competitors may be able to devote greater resources to the development, promotion and sale of their products than we can. Our competitors may also be able to adapt more quickly to new or emerging technologies and changes in customer requirements or may be more able to respond to the cyclical fluctuations or downturns that affect the semiconductor industry from time to time. Moreover, we have incurred substantial operating losses, and we anticipate future losses. If we are not successful in assuring our customers of our financial stability, our OEM customers may choose semiconductor suppliers whom they believe have a stronger financial position or liquidity, which may materially adversely affect our business.

Backlog

Our sales are made primarily pursuant to standard purchase orders for delivery of products. Because industry practice allows customers to cancel orders with limited advance notice to us prior to shipment, we believe that backlog as of any particular date is not a reliable indicator of our future revenue levels.

Research and Development

We have significant research, development, engineering and product design capabilities. As of October 28, 2005, we had 308 employees engaged in research and development activities. We perform research and product development activities at our headquarters in Newport Beach, California and at 4 design centers. Our design centers are strategically located to take advantage of key technical and engineering talent. Our success depends to a substantial degree upon our ability to develop and introduce in a timely fashion new products and enhancements to our existing products that meet changing customer requirements and emerging industry standards. We have made and plan to make substantial investments in research and development and to participate in the formulation of industry standards. In addition, we actively collaborate with technology leaders to define and develop next-generation technologies.

We spent approximately $71.4 million, $79.6 million and $106.3 million on research and development activities in fiscal years 2005, 2004 and 2003, respectively. The decreases in our research and development expenses reflect the workforce reductions and other cost reduction actions we implemented in fiscal years 2002 through 2005.

Intellectual Property

Our success and future revenue growth depend, in part, on the intellectual property that we own and develop, including patents, licenses, trade secrets, know-how, trademarks and copyrights, and on our ability to protect our intellectual property. We continuously review our patent portfolio to maximize its value to us, abandoning inapplicable or less useful patents and filing new patents important to our product roadmap. Our patent portfolio may be used to avoid, defend or settle any potential litigation with respect to various technologies contained in our products. The portfolio may also provide negotiating leverage in attempts to cross-license patents or technologies with third parties and it may provide licensing opportunities in the future. We rely primarily on patent, copyright, trademark and trade secret laws, as well as employee and third-party nondisclosure and confidentiality agreements and other methods to protect our proprietary technologies and processes. In connection with our participation in the development of various industry standards, we may be required to reasonably license certain of our patents to other parties, including competitors that develop products based upon the adopted industry standards. We have also entered into agreements with certain of our customers and granted these customers the right to use our proprietary technology in the event that we file for bankruptcy protection or take other equivalent actions. While in the aggregate our intellectual property is considered important to our operations, no single patent, license, trade secret, know-how, trademark or copyright is considered of such importance that its loss or termination would materially affect our business or financial condition.

Employees

As of October 28, 2005, we had 524 full-time employees, of whom approximately 350 were engineers. Our employees are not covered by any collective bargaining agreements and we have not experienced a work stoppage in the past five years. We believe our future success will depend in large part on our ability to continue to attract, motivate, develop and retain highly skilled and dedicated technical, marketing and management personnel.

Cyclicality

The semiconductor industry is highly cyclical and is characterized by constant and rapid technological change, rapid product obsolescence and price erosion, evolving technical standards, short product life cycles and wide fluctuations in product supply and demand. From time to time these and other factors, together with changes in general economic conditions, cause significant upturns and downturns in the industry, and in our business in particular.

In addition, our operating results are subject to substantial quarterly and annual fluctuations due to a number of factors, such as demand for network infrastructure equipment, the timing of receipt, reduction or cancellation of significant orders, fluctuations in the levels of component inventories held by our customers, the gain or loss of significant customers, market acceptance of our products and our customers' products, our ability to develop, introduce and market new products and technologies on a timely basis, the availability and cost of products from our suppliers, new product and technology introductions by competitors, intellectual property disputes, and the timing and extent of product development costs.

Risk Factors

Our business, financial condition and operating results can be affected by a number of factors, including those listed below, any one of which could cause our actual results to vary materially from recent results or from our anticipated future results. Any of these risks could also materially and adversely affect our business, financial condition or the price of our common stock or other securities.

We are incurring substantial operating losses, we anticipate additional future losses and we must significantly increase our revenues to become profitable.

We incurred a net loss of $62.6 million for fiscal 2005 compared to net losses of $93.2 million in fiscal 2004 and $750.4 million ($177.3 million, before the $573.2 million cumulative effect of a change in accounting for goodwill) in fiscal 2003. We expect that we will continue to incur significant losses and negative cash flows at least through the first half of fiscal 2006, and we may incur additional significant losses and negative cash flows in subsequent periods.

In order to become profitable, or to generate positive cash flows from operations, we must achieve substantial revenue growth. Our ability to achieve the necessary revenue growth will depend on increased demand for network infrastructure equipment that incorporates our products, which in turn depends primarily on the level of capital spending by communications service providers and enterprises. Through fiscal 2005, we have completed a series of cost reduction actions which have improved our operating cost structure. However, these expense reductions alone, without additional revenue growth, will not make us profitable. We may not be successful in achieving the necessary revenue growth or the expected expense reductions within the anticipated time frame, or at all. We may not achieve profitability or sustain such profitability, if achieved.

We have substantial cash requirements to fund our operations, research and development efforts and capital expenditures. Our capital resources are limited and capital needed for our business may not be available when we need it.

For fiscal 2005, our net cash used in operating activities was $30.2 million compared to net cash used in operating activities of $43.2 million for fiscal 2004 and $125.6 million for fiscal 2003. Our principal sources of liquidity are our existing cash balances, marketable securities and cash generated from product sales. As of September 30, 2005, our cash and cash equivalents totaled $15.3 million and our marketable securities totaled $40.9 million. We believe that our existing sources of liquidity will be sufficient to fund our operations, research and development efforts, anticipated capital expenditures, working capital and other financing requirements for at least the next twelve months. However, we cannot assure you that this will be the case, and if we continue to incur operating losses and negative cash flows in the future, we may need to reduce further our operating costs or obtain alternate sources of financing, or both. We may not have access to additional sources of capital on favorable terms or at all. If we raise additional funds through the issuance of equity, equity-based or debt securities, such securities may have rights, preferences or privileges senior to those of our common stock and our stockholders may experience dilution of their ownership interests.

We operate in the highly cyclical semiconductor industry, which is subject to significant downturns.

The semiconductor industry is highly cyclical and is characterized by constant and rapid technological change, rapid product obsolescence and price erosion, evolving technical standards, short product life cycles and wide fluctuations in product supply and demand. From time to time these and other factors, together with changes in general economic conditions, cause significant upturns and downturns in the industry in general, and in our business in particular. Periods of industry downturns have been characterized by diminished product demand, production overcapacity, high inventory levels and accelerated erosion of average selling prices. These factors have caused substantial fluctuations in our revenues and our results of operations in the past and we may experience similar fluctuations in our business in the future.

Our operating results are subject to substantial quarterly and annual fluctuations.

Our revenues and operating results have fluctuated in the past and may fluctuate in the future. These fluctuations are due to a number of factors, many of which are beyond our control. These factors include, among others:

- changes in end-user demand for the products manufactured and sold by our customers;
- the timing of receipt, reduction or cancellation of significant orders by customers;
- fluctuations in the levels of component inventories held by our customers;
- shifts in our product mix and the effect of maturing products;
- availability and cost of products from our suppliers;
- the gain or loss of significant customers;
- market acceptance of our products and our customers' products;
- our ability to develop, introduce and market new products and technologies on a timely basis;
- the timing and extent of product development costs;
- new product and technology introductions by us or our competitors;
- fluctuations in manufacturing yields;
- significant warranty claims, including those not covered by our suppliers;
- intellectual property disputes; and
- the effects of competitive pricing pressures, including decreases in average selling prices of our products.

The foregoing factors are difficult to forecast, and these, as well as other factors, could materially adversely affect our quarterly or annual operating results. If our operating results fail to meet the expectations of analysts or investors, they could materially and adversely affect the price of our common stock.

We are entirely dependent upon third parties for the manufacture our products and are vulnerable to their capacity constraints during times of increasing demand for semiconductor products.

We are entirely dependent upon outside wafer fabrication facilities, known as foundries, for wafer fabrication services. Our principal suppliers of wafer fabrication services are TSMC and Jazz. We are also dependent upon third parties, including Amkor, for the assembly and testing of all of our products. Under our fabless business model, our long-term revenue growth is dependent on our ability to obtain sufficient external manufacturing capacity, including wafer production capacity. Periods of upturns in the semiconductor industry may be characterized by rapid increases in demand and a shortage of capacity for wafer fabrication and assembly and test services.

The risks associated with our reliance on third parties for manufacturing services include:

- the lack of assured supply, potential shortages and higher prices;

- increased lead times;

- limited control over delivery schedules, manufacturing yields, production costs and product quality; and

- the unavailability of, or delays in obtaining, products or access to key process technologies.

Our standard lead time, or the time required to manufacture our products (including wafer fabrication, assembly and testing) is typically 12 to 16 weeks. During periods of manufacturing capacity shortages, the foundries and other suppliers on whom we rely may devote their limited manufacturing capacity to fulfill the production requirements of other clients that are larger or better financed than we are, or who have superior contractual rights to enforce manufacture of their products, including to the exclusion of producing our products.

Additionally, if we are required to seek alternative foundries or assembly and test service providers, we would be subject to longer lead times, indeterminate delivery schedules and increased manufacturing costs, including costs to find and qualify acceptable suppliers. For example, if we choose to use a new foundry, the qualification process may take as long as six months over the standard lead time before we can begin shipping products from the new foundry.

Wafer fabrication processes are subject to obsolescence, and foundries may discontinue a wafer fabrication process used for certain of our products. In such event, we generally offer our customers a "last-time buy" program to satisfy their anticipated requirements for our products. The unanticipated discontinuation of a wafer fabrication process on which we rely may adversely affect our revenues and our customer relationships.

The foundries and other suppliers on whom we rely may experience financial difficulties or suffer disruptions in their operations due to causes beyond our control, including labor strikes, work stoppages, electrical power outages, fire, earthquake, flooding or other natural disasters. Certain of our suppliers' manufacturing facilities are located near major earthquake fault lines in the Asia-Pacific region and California. In the event of a disruption of the operations of one or more of our suppliers, we may not have an alternate source immediately available. Such an event could cause significant delays in shipments until we could shift the products from an affected facility or supplier to another facility or supplier. The manufacturing processes we rely on are specialized and are available from a limited number of suppliers. Alternate sources of manufacturing capacity, particularly wafer production capacity, may not be available to us on a timely basis. Even if alternate manufacturing capacity is available, we may not be able to obtain it on favorable terms, or at all. Difficulties or delays in securing an adequate supply of our products on favorable terms, or at all, could impair our ability to meet our customers' requirements and have a material adverse effect on our operating results.

In addition, the highly complex and technologically demanding nature of semiconductor manufacturing has caused foundries to experience, from time to time, lower than anticipated manufacturing yields, particularly in connection with the introduction of new products and the installation and start-up of new process technologies. Lower than anticipated manufacturing yields may affect our ability to fulfill our customers' demands for our products on a timely basis. Moreover, lower than anticipated manufacturing yields may adversely affect our cost of goods sold and our results of operations.

We are subject to intense competition.

The communications semiconductor industry in general, and the markets in which we compete in particular, are intensely competitive. We compete worldwide with a number of U.S. and international semiconductor manufacturers that are both larger and smaller than we are in terms of resources and market share. We currently face significant competition in our markets and expect that intense price and product competition will continue. This competition has resulted, and is expected to continue to result, in declining average selling prices for our products.

Many of our current and potential competitors have certain advantages over us, including:

- stronger financial position and liquidity;
- longer presence in key markets;
- greater name recognition;
- more secure supply chain;
- access to larger customer bases; and
- significantly greater sales and marketing, manufacturing, distribution, technical and other resources.

As a result, these competitors may be able to adapt more quickly to new or emerging technologies and changes in customer requirements or may be able to devote greater resources to the development, promotion and sale of their products than we can. Moreover, we have incurred substantial operating losses, and we anticipate future losses. We believe that financial stability of suppliers is an important consideration in our customers' purchasing decisions. If our OEM customers perceive that we lack adequate financial stability, they may choose semiconductor suppliers whom they believe have a stronger financial position or liquidity.

Current and potential competitors also have established or may establish financial or strategic relationships among themselves or with our existing or potential customers, resellers or other third parties. These relationships may affect customers' purchasing decisions. Accordingly, it is possible that new competitors or alliances among competitors could emerge and rapidly acquire significant market share. We may not be able to compete successfully against current and potential competitors.

Our success depends on our ability to develop competitive new products in a timely manner.

Our operating results will depend largely on our ability to continue to introduce new and enhanced semiconductor products on a timely basis. Successful product development and introduction depends on numerous factors, including, among others:

- our ability to anticipate customer and market requirements and changes in technology and industry standards;
- our ability to accurately define new products;
- our ability to complete development of new products, and bring our products to market, on a timely basis;
- our ability to differentiate our products from offerings of our competitors; and
- overall market acceptance of our products.

We may not have sufficient resources to make the substantial investment in research and development in order to develop and bring to market new and enhanced products, particularly if we are required to take further cost reduction actions. Furthermore, we are required to evaluate expenditures for planned product development continually and to choose among alternative technologies based on our expectations of future market growth. We may be unable to develop and introduce new or enhanced products in a timely manner, our products may not satisfy customer requirements or achieve market acceptance, or we may be unable to anticipate new industry standards and technological changes. We also may not be able to respond successfully to new product announcements and introductions by competitors.

Research and development projects may experience unanticipated delays related to our internal design efforts. New product development also requires the production of photomask sets and the production and testing of sample devices. In the event we experience delays in obtaining these services from the wafer fabrication and assembly and test vendors on whom we rely, our product introductions may be delayed and our revenues and results of operations may be adversely affected.

If we are not able to keep abreast of the rapid technological changes in our markets, our products could become obsolete.

The demand for our products can change quickly and in ways we may not anticipate because our markets generally exhibit the following characteristics:

- rapid technological developments;
- rapid changes in customer requirements;
- frequent new product introductions and enhancements;
- declining prices over the life cycle of products; and
- evolving industry standards.

Our products could become obsolete sooner than we expect because of faster than anticipated, or unanticipated, changes in one or more of the technologies related to our products. The introduction of new technology representing a substantial advance over current technology could adversely affect demand for our existing products. Currently accepted industry standards are also subject to change, which may also contribute to the obsolescence of our products. If we are unable to develop and introduce new or enhanced products in a timely manner, our business may be adversely affected.

Uncertainties involving the ordering and shipment of our products could adversely affect our business.

Our sales are typically made pursuant to individual purchase orders and we generally do not have long-term supply arrangements with our customers. Generally, our customers may cancel orders until 30 days prior to shipment. In addition, we sell a substantial portion of our products through distributors, some of whom have a right to return unsold products to us. Sales to distributors accounted for approximately 47% of our net revenues for fiscal 2005.

Because of the significant lead times for wafer fabrication and assembly and test services, we routinely purchase inventory based on estimates of end-market demand for our customers' products, which may be subject to dramatic changes and is difficult to predict. This difficulty may be compounded when we sell to OEMs indirectly through distributors or contract manufacturers, or both, as our forecasts of demand are then based on estimates provided by multiple parties. In addition, our customers may change their inventory practices on short notice for any reason. The cancellation or deferral of product orders, the return of previously sold products or overproduction due to the failure of anticipated orders to materialize could result in our holding excess or obsolete inventory, which could result in write-downs of inventory. Conversely, if we fail to anticipate inventory needs we may be unable to fulfill demand for our products, resulting in a loss of potential revenue.

If network infrastructure OEMs do not design our products into their equipment, we will be unable to sell those products. Moreover, a design win from a customer does not guarantee future sales to that customer.

Our products are not sold directly to the end-user but are components of other products. As a result, we rely on network infrastructure OEMs to select our products from among alternative offerings to be designed into their equipment. We may be unable to achieve these "design wins." Without design wins from OEMs, we would be unable to sell our products. Once an OEM designs another supplier's semiconductors into one of its product platforms, it is more difficult for us to achieve future design wins with that OEM's product platform because changing suppliers involves significant cost, time, effort and risk. Achieving a design win with a customer does not ensure that we will receive significant revenues from that customer and we may be unable to convert design wins into actual sales. Even after a design win, the customer is not obligated to purchase our products and can choose at any time to stop using our products if, for example, its own products are not commercially successful.

Because of the lengthy sales cycles of many of our products, we may incur significant expenses before we generate any revenues related to those products.

Our customers generally need six months or longer to test and evaluate our products and an additional six months or more to begin volume production of equipment that incorporates our products. These lengthy periods also increase the possibility that a customer may decide to cancel or change product plans, which could reduce or eliminate sales to that customer. As a result of this lengthy sales cycle, we may incur significant research and development and selling, general and administrative expenses before we generate any revenues from new products. We may never generate the anticipated revenues if our customers cancel or change their product plans.

We may be subject to claims, or we may be required to defend and indemnify customers against claims, of infringement of third-party intellectual property rights or demands that we, or our customers, license third-party technology, which could result in significant expense.

The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights. From time to time, third parties have asserted and may in the future assert patent, copyright, trademark and other intellectual property rights against technologies that are important to our business. The resolution or compromise of any litigation or other legal process to enforce such alleged third party rights, including claims arising through our contractual indemnification of our customers, or claims challenging the validity of our patents, regardless of its merit or resolution, could be costly and divert the efforts and attention of our management and technical personnel. We may not prevail in any such litigation or other legal process or we may compromise or settle such claims because of the complex technical issues and inherent uncertainties in intellectual property disputes and the significant expense in defending such claims. If litigation or other legal process results in adverse rulings we could be required to:

- pay substantial damages for past, present and future use of the infringing technology;
- cease the manufacture, use or sale of infringing products;
- discontinue the use of infringing technology;
- expend significant resources to develop non-infringing technology;
- pay substantial damages to our customers or end users to discontinue use or replace infringing technology with non-infringing technology;
- license technology from the third party claiming infringement, which license may not be available on commercially reasonable terms, or at all; or
- relinquish intellectual property rights associated with one or more of our patent claims, if such claims are held invalid or otherwise unenforceable.

In connection with the distribution, we generally assumed responsibility for all contingent liabilities and litigation against Conexant or its subsidiaries related to the Mindspeed business.

If we are not successful in protecting our intellectual property rights, it may harm our ability to compete.

We rely primarily on patent, copyright, trademark and trade secret laws, as well as employee and third-party nondisclosure and confidentiality agreements and other methods, to protect our proprietary technologies and processes. We may be required to engage in litigation to enforce or protect our intellectual property rights, which may require us to expend significant resources and to divert the efforts and attention of our management from our business operations. In particular:

- the steps we take to prevent misappropriation or infringement of our intellectual property may not be successful;
- any existing or future patents may be challenged, invalidated or circumvented; or
- the measures described above may not provide meaningful protection.

Despite the preventive measures and precautions that we take, a third party could copy or otherwise obtain and use our technology without authorization, develop similar technology independently or design around our patents. In addition, effective patent, copyright, trademark and trade secret protection may be unavailable or limited in certain countries.

The complexity of our products may lead to errors, defects and bugs, which could subject us to significant costs or damages and adversely affect market acceptance of our products.

Although we, our customers and our suppliers rigorously test our products, our products are complex and may contain errors, defects or bugs when first introduced or as new versions are released. We have in the past experienced, and may in the future experience, errors, defects and bugs. If any of our products contain production defects or reliability, quality or compatibility problems that are significant to our customers, our reputation may be damaged and customers may be reluctant to buy our products, which could adversely affect our ability to retain existing customers and attract new customers. In addition, these defects or bugs could interrupt or delay sales of affected products to our customers, which could adversely affect our results of operations.

If defects or bugs are discovered after commencement of commercial production of a new product, we may be required to make significant expenditures of capital and other resources to resolve the problems. This could result in significant additional development costs and the diversion of technical and other resources from our other development efforts. We could also incur significant costs to repair or replace defective products and we could be subject to claims for damages by our customers or others against us. These costs or damages could have a material adverse effect on our financial condition and results of operations.

We may not be able to attract and retain qualified personnel necessary for the design, development and sale of our products. Our success could be negatively affected if key personnel leave.

Our future success depends on our ability to attract, retain and motivate qualified personnel, including executive officers and other key management and technical personnel. As the source of our technological and product innovations, our key technical personnel represent a significant asset. The competition for such personnel can be intense in the semiconductor industry. We may not be able to attract and retain qualified management and other personnel necessary for the design, development and sale of our products.

In periods of poor operating performance, we have experienced, and may experience in the future, particular difficulty attracting and retaining key personnel. If we are not successful in assuring our employees of our financial stability and our prospects for success, our employees may seek other employment, which may materially adversely affect our business. Moreover, our recent expense reduction and restructuring initiatives, including a series of worldwide workforce reductions, have significantly reduced the number of our technical employees. The loss of the services of one or more of our key employees, including Raouf Y. Halim, our chief executive officer, or certain key design and technical personnel, or our inability to attract, retain and motivate qualified personnel could have a material adverse effect on our ability to operate our business.

Approximately 10% of our engineers are foreign nationals working in the United States under visas. The visas held by many of our employees permit qualified foreign nationals working in specialty occupations, such as certain categories of engineers, to reside in the United States during their employment. The number of new visas approved each year may be limited and may restrict our ability to hire additional qualified technical employees. In addition, immigration policies are subject to change, and these policies have generally become more stringent since the events of September 11, 2001. Any additional significant changes in immigration laws, rules or regulations may further restrict our ability to retain or hire technical personnel.

We are subject to the risks of doing business internationally.

For fiscal 2005, approximately 71% of our net revenues were from customers located outside the United States, primarily in the Asia-Pacific region and Europe. In addition, we have design centers, and rely on suppliers, located outside the United States, including foundries and assembly and test service providers located in the Asia-Pacific region. Our international sales and operations are subject to a number of risks inherent in selling and operating abroad which could adversely affect our ability to increase or maintain our foreign sales. These include, but are not limited to, risks regarding:

- currency exchange rate fluctuations;
- local economic and political conditions;
- disruptions of capital and trading markets;
- accounts receivable collection and longer payment cycles;
- difficulties in staffing and managing foreign operations;
- potential hostilities and changes in diplomatic and trade relationships;
- restrictive governmental actions (such as restrictions on the transfer or repatriation of funds and trade protection measures, including export duties and quotas and customs duties and tariffs);
- changes in legal or regulatory requirements;
- difficulty in obtaining distribution and support;
- the laws and policies of the United States and other countries affecting trade, foreign investment and loans, and import or export licensing requirements;
- tax laws; and
- limitations on our ability under local laws to protect our intellectual property.

Because most of our international sales, other than sales to Japan (which are denominated principally in Japanese yen), are currently denominated in U.S. dollars, our products could become less competitive in international markets if the value of the U.S. dollar increases relative to foreign currencies.

From time to time we may enter into foreign currency forward exchange contracts to mitigate the risk of loss from currency exchange rate fluctuations for foreign currency commitments entered into in the ordinary course of business. We have not entered into foreign currency forward exchange contracts for other purposes. Our financial condition and results of operations could be adversely affected by currency fluctuations.

We may make business acquisitions or investments, which involve significant risk.

We may from time to time make acquisitions, enter into alliances or make investments in other businesses to complement our existing product offerings, augment our market coverage or enhance our technological capabilities. However, any such transactions could result in:

- issuances of equity securities dilutive to our existing stockholders;
- the incurrence of substantial debt and assumption of unknown liabilities;
- large one-time write-offs;
- amortization expenses related to intangible assets;

- the diversion of management's attention from other business concerns; and
- the potential loss of key employees from the acquired business.

Integrating acquired organizations and their products and services may be expensive, time-consuming and a strain on our resources and our relationships with employees and customers, and ultimately may not be successful.

Additionally, in periods subsequent to an acquisition, we must evaluate goodwill and acquisition-related intangible assets for impairment. When such assets are found to be impaired, they will be written down to estimated fair value, with a charge against earnings.

The price of our common stock may fluctuate significantly.

The price of our common stock is volatile and may fluctuate significantly. There can be no assurance as to the prices at which our common stock will trade or that an active trading market in our common stock will be sustained in the future. The market price at which our common stock trades may be influenced by many factors, including:

- our operating and financial performance and prospects, including our ability to achieve profitability within the forecasted time period;
- the depth and liquidity of the market for our common stock;
- investor perception of us and the industry in which we operate;
- the level of research coverage of our common stock;
- changes in earnings estimates or buy/sell recommendations by analysts;
- general financial and other market conditions; and
- domestic and international economic conditions.

In addition, public stock markets have experienced, and may in the future experience, extreme price and trading volume volatility, particularly in the technology sectors of the market. This volatility has significantly affected the market prices of securities of many technology companies for reasons frequently unrelated to or disproportionately impacted by the operating performance of these companies. These broad market fluctuations may adversely affect the market price of our common stock. If our common stock trades below $1.00 for 30 consecutive trading days, or if we otherwise do not meet the requirements for continued quotation on the Nasdaq Stock Market, our common stock could be delisted, which would adversely affect the ability of investors to sell shares of our common stock and could otherwise adversely affect our business.

Substantial sales of the shares of our common stock issuable upon conversion of our convertible senior notes or exercise of the warrant issued to Conexant could adversely affect our stock price or our ability to raise additional financing in the public capital markets.

Conexant holds a warrant to acquire 30 million shares of our common stock at a price of $3.408 per share, exercisable through June 27, 2013, representing approximately 17% of our outstanding common stock on a fully diluted basis. The warrant may be transferred or sold in whole or part at any time. If Conexant sells the warrant or if Conexant or a transferee of the warrant exercises the warrant and sells a substantial number of shares of our common stock in the future, or if investors perceive that these sales may occur, the market price of our common stock could decline or market demand for our common stock could be sharply reduced. As of September 30, 2005, we have $46.0 million principal amount of convertible senior notes outstanding. These notes are convertible at any time, at the option of the holder, into approximately 432.9004 shares of common stock per $1,000 principal amount of notes or an aggregate of approximately 19.9 million shares of our common stock. The conversion of the notes and subsequent sale of a substantial number of shares of our common stock could also adversely affect demand for, and the market price of, our common stock. Each of these transactions could adversely affect our ability to raise additional financing by issuing equity or equity-based securities in the public capital markets.

Antidilution and other provisions in the warrant issued to Conexant may also adversely affect our stock price or our ability to raise additional financing.

The warrant issued to Conexant contains antidilution provisions that provide for adjustment of the warrant's exercise price, and the number of shares issuable under the warrant, upon the occurrence of certain events. If we issue, or are deemed to have issued, shares of our common stock, or securities convertible into our common stock, at prices below the current market price of our common stock (as defined in the warrant) at the time of the issuance of such securities, the warrant's exercise price will be reduced and the number of shares issuable under the warrant will be increased. The amount of such adjustment, if any, will be determined pursuant to a formula specified in the warrant and will depend on the number of shares issued, the offering price and the current market price of our common stock at the time of the issuance of such securities. Adjustments to the warrant pursuant to these antidilution provisions may result in significant dilution to the interests of our existing stockholders and may adversely affect the market price of our common stock. The antidilution provisions may also limit our ability to obtain additional financing on terms favorable to us.

Moreover, we may not realize any cash proceeds from the exercise of the warrant held by Conexant. A holder of the warrant may opt for a cashless exercise of all or part of the warrant. In a cashless exercise, the holder of the warrant would make no cash payment to us, and would receive a number of shares of our common stock having an aggregate value equal to the excess of the then-current market price of the shares of our common stock issuable upon exercise of the warrant over the exercise price of the warrant. Such an issuance of common stock would be immediately dilutive to the interests of other stockholders.

Some of our directors and executive officers may have potential conflicts of interest because of their positions with Conexant or their ownership of Conexant common stock.

Some of our directors are Conexant directors, and our non-executive chairman of the board is chairman of the board and chief executive officer of Conexant. Several of our directors and executive officers own Conexant common stock and hold options to purchase Conexant common stock. Service on our board of directors and as a director or officer of Conexant, or ownership of Conexant common stock by our directors and executive officers, could create, or appear to create, potential conflicts of interest when directors and officers are faced with decisions that could have different implications for us and Conexant. For example, potential conflicts could arise in connection with decisions involving the warrant to purchase our common stock issued to Conexant, or other agreements entered into between us and Conexant in connection with the distribution.

Our restated certificate of incorporation includes provisions relating to the allocation of business opportunities that may be suitable for both us and Conexant based on the relationship to the companies of the individual to whom the opportunity is presented and the method by which it was presented and also includes provisions limiting challenges to the enforceability of contracts between us and Conexant.

We may have difficulty resolving any potential conflicts of interest with Conexant, and even if we do, the resolution may be less favorable than if we were dealing with an entirely unrelated third party.

Provisions in our organizational documents and rights plan and Delaware law will make it more difficult for someone to acquire control of us.

Our restated certificate of incorporation, our amended and restated bylaws, our amended rights agreement and the Delaware General Corporation Law contain several provisions that would make more difficult an acquisition of control of us in a transaction not approved by our board of directors. Our restated certificate of incorporation and amended and restated bylaws include provisions such as:

- the division of our board of directors into three classes to be elected on a staggered basis, one class each year;

- the ability of our board of directors to issue shares of our preferred stock in one or more series without further authorization of our stockholders;
- a prohibition on stockholder action by written consent;
- a requirement that stockholders provide advance notice of any stockholder nominations of directors or any proposal of new business to be considered at any meeting of stockholders;
- a requirement that a supermajority vote be obtained to remove a director for cause or to amend or repeal certain provisions of our restated certificate of incorporation or amended bylaws;
- elimination of the right of stockholders to call a special meeting of stockholders; and
- a fair price provision.

Our rights agreement gives our stockholders certain rights that would substantially increase the cost of acquiring us in a transaction not approved by our board of directors.

In addition to the rights agreement and the provisions in our restated certificate of incorporation and amended bylaws, Section 203 of the Delaware General Corporation Law generally provides that a corporation shall not engage in any business combination with any interested stockholder during the three-year period following the time that such stockholder becomes an interested stockholder, unless a majority of the directors then in office approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder or specified stockholder approval requirements are met.

Available Information

We maintain an Internet website at http://www.mindspeed.com. Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to such reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, and other information related to our company, are available free of charge on this site as soon as reasonably practicable after such reports are filed with or furnished to the Securities and Exchange Commission (SEC). Our Standards of Business Conduct, Guidelines on Corporate Governance and Board Committee Charters are also available on our website. We will provide reasonable quantities of paper copies of filings free of charge upon request. In addition, we will provide a copy of the Board Committee Charters to stockholders upon request. No portion of our Internet website or the information contained in or connected to the website is incorporated into this Annual Report on Form 10-K.

Item 2. ***Properties***

At October 28, 2005, we occupied our headquarters located in Newport Beach, California (which includes design and sales offices), 4 design centers and 13 sales locations. These facilities had an aggregate floor space of approximately 259,000 square feet, all of which is leased, consisting of approximately 193,000 square feet at our headquarters, 45,000 square feet at our design centers and 21,000 square feet at our sales locations. We believe our properties are well maintained, are in sound operating condition and contain all the equipment and facilities to operate at present levels.

Through our design centers, we provide design engineering and product application support and after-sales service to our OEM customers. The design centers are strategically located to take advantage of key technical and engineering talent worldwide.

Item 3. ***Legal Proceedings***

We are currently not engaged in legal proceedings that require disclosure under this Item.

Item 4. ***Submission of Matters to a Vote of Security Holders***

No matters were submitted to a vote of our stockholders during the quarter ended September 30, 2005.

PART II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

Our common stock is traded on the Nasdaq National Market under the symbol "MSPD." From June 30, 2003 to December 12, 2003, our common stock was traded on the American Stock Exchange. Prior to June 30, 2003, we were a wholly owned subsidiary of Conexant. The following table lists the high and low sales price of our common stock as reported by the Nasdaq National Market or the American Stock Exchange, as applicable, for the periods indicated.

	High	Low
Fiscal 2004		
Quarter ended December 31, 2003	$ 7.45	$4.90
Quarter ended March 31, 2004	$11.36	$5.73
Quarter ended June 30, 2004	$ 7.75	$4.25
Quarter ended September 30, 2004	$ 4.38	$1.95
Fiscal 2005		
Quarter ended December 31, 2004	$ 2.98	$1.81
Quarter ended March 31, 2005	$ 2.88	$2.04
Quarter ended June 30, 2005	$ 2.22	$1.14
Quarter ended September 30, 2005	$ 2.45	$1.15

The last reported sale price of our common stock on November 18, 2005 was $2.06 and there were approximately 40,400 holders of record of our common stock. However, many holders' shares are listed under their brokerage firms' names. We estimate our actual number of beneficial stockholders to be approximately 165,500.

We have never paid cash dividends on our capital stock. We currently intend to retain any earnings for use in our business and do not anticipate paying cash dividends in the foreseeable future.

We made no repurchases of our equity securities during fiscal 2005.

Item 6. ***Selected Financial Data***

The selected consolidated financial data presented below should be read in conjunction with Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the notes thereto appearing elsewhere in this Annual Report on Form 10-K. Our consolidated selected financial data have been derived from our audited consolidated financial statements. The selected financial data include our results of operations and financial position while we were part of Conexant prior to June 27, 2003. The financial data for periods prior to June 27, 2003 do not reflect what our results of operations and financial position would have been if we had operated as an independent public company during those periods.

	Year Ended September 30,				
	2005	2004	2003	2002	2001
	(In thousands, except per share amounts)				
Statement of Operations Data					
Net revenues	$111,777	$119,435	$ 81,906	$ 80,036	$ 305,368
Cost of goods sold	33,704	35,149	25,127	29,410	228,994
Gross margin	78,073	84,286	56,779	50,626	76,374
Operating expenses:					
Research and development	71,355	79,582	106,289	167,148	196,642
Selling, general and administrative	41,871	46,845	49,656	69,500	109,532
Amortization of intangible assets	20,481	50,318	51,223	312,388	304,991
Special charges(1)	5,999	387	27,170	168,866	7,665
Total operating expenses	139,706	177,132	234,338	717,902	618,830
Operating loss	(61,633)	(92,846)	(177,559)	(667,276)	(542,456)
Interest expense	(1,788)	—	—	—	—
Other income (expense), net	1,162	320	1,078	(298)	(448)
Loss before income taxes	(62,259)	(92,526)	(176,481)	(667,574)	(542,904)
Provision (benefit) for income taxes	370	721	780	699	(46,511)
Loss before cumulative effect of accounting change	(62,629)	(93,247)	(177,261)	(668,273)	(496,393)
Cumulative effect of change in accounting for goodwill(2)	—	—	(573,184)	—	—
Net loss	$(62,629)	$(93,247)	$(750,445)	$(668,273)	$(496,393)
Loss per share, basic and diluted:					
Loss before cumulative effect of accounting change	$ (0.61)	$ (0.95)	$ (1.98)	$ (7.74)	$ (6.09)
Cumulative effect of change in accounting for goodwill(2)	—	—	(6.39)	—	—
Net loss	$ (0.61)	$ (0.95)	$ (8.37)	$ (7.74)	$ (6.09)

	As of September 30,				
	2005	2004	2003	2002	2001
Balance Sheet Data					
Working capital	$ 59,332	$ 49,082	$ 71,783	$(35,430)	$ (50,377)
Total assets	105,504	126,300	203,889	787,111	1,250,012
Long-term debt	44,219	—	—	—	—
Stockholders' equity	33,826	90,927	167,134	720,323	1,155,015

(1) Special charges consist of asset impairments, restructuring charges, separation costs and gains and losses on the sale of certain assets.

(2) Effective October 1, 2002, we adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," and recorded an impairment charge of $573.2 million to write down the carrying value of goodwill to estimated fair value.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Overview

We design, develop and sell semiconductor networking solutions for communications applications in enterprise, access, metropolitan and wide-area networks. Our products, ranging from optical network transceiver solutions to voice and IP processors, are classified into three focused product families: high-performance analog products, multiservice access DSP products and WAN communications products. Our products are sold to OEMs for use in a variety of network infrastructure equipment, including mixed media gateways, high-speed routers, switches, access multiplexers, cross-connect systems, add-drop multiplexers, digital loop carrier equipment, IP PBXs and optical modules. Service providers use this equipment for the processing, transmission and switching of high-speed voice, data and video traffic, including advanced services such as VoIP, within different segments of the communications network. Our customers include Alcatel Data Networks, S.A., Cisco Systems, Inc., McData Corporation, Nortel Networks, Inc. and Siemens A.G.

We market and sell our semiconductor products and system solutions directly to leading network infrastructure OEMs. We also sell our products indirectly through electronic component distributors and third-party electronic manufacturing service providers, who manufacture products incorporating our semiconductor networking solutions for OEMs. Sales to distributors accounted for approximately 47% of our revenues for fiscal 2005. For fiscal 2005, distributors Avnet, Inc. and Alltek Technology Corporation and manufacturing service providers Jabil Circuit, Inc. and Sanmina-SCI Corporation accounted for 16%, 12%, 14% and 11%, respectively, of our net revenues. Including indirect sales, we believe that Cisco Systems, Inc. accounted for approximately 22% of our fiscal 2005 net revenues and that no other OEM customer accounted for 10% or more of our net revenues. For fiscal 2005, approximately 71% of our total sales were to customers located outside the United States, primarily in the Asia-Pacific region and Europe. We believe a substantial portion of the products we sell to OEMs and third-party manufacturing service providers in the Asia-Pacific region is ultimately shipped to end markets in the Americas and Europe.

Trends and Factors Affecting Our Business

During the late 1990's and extending into 2000, the semiconductor industry in general, and communications applications in particular, enjoyed unprecedented growth, benefiting from the rapid expansion of the Internet and other communication services worldwide. Beginning in fiscal 2001, we — like many of our customers and competitors — were adversely impacted by a global economic slowdown and an abrupt decline in demand for many of the end-user products that incorporate our communications semiconductor products. The impact of weakened end-customer demand was compounded by higher than normal levels of equipment and component inventories held by many of our customers. These conditions represented the worst downturn in the history of the semiconductor industry, and the market for communications semiconductor products was impacted more severely than the industry as a whole. During this period, our annual revenues decreased from $579.2 million for fiscal 2000 to $80.0 million in fiscal 2002.

In response to this severe downturn in the markets for our products, we took a number of actions designed to improve our financial performance. To reduce our operating cost structure, we implemented workforce reductions, significant decreases in capital spending, the consolidation of certain facilities and salary reductions for our senior management team. These actions reduced our workforce from approximately 1,500 employees in fiscal 2000 to 524 employees at October 28, 2005. These actions reduced our combined research and development and selling, general and administrative expenses from $306.2 million in fiscal 2001 to $113.2 million in fiscal 2005.

At the same time, we have sought to maximize our return on our research and development spending by focusing our research and development investment in what we believe are key high-growth markets, including VoIP and high-performance analog applications. We eliminated research and development spending in product areas that we believe have a longer return-on-investment timeframe or that address slower growth markets. For example, in 2002 we ceased research and development efforts directed toward applications such as high-end optical networking. In fiscal 2005, we terminated research and development programs principally in our ATM/MPLS network processor products and, to a lesser extent, our T/E carrier transmission products. Over the past four years, we closed five design centers and we sold the assets of the NetPlane Systems, Inc. software business.

Our products are components of network infrastructure equipment. As a result, we rely on network infrastructure OEMs to select our products from among alternative offerings to be designed into their equipment. These "design wins" are an integral part of the long sales cycle for our products. Our customers may need six months or longer to test and evaluate our products and an additional six months or more to begin volume production of equipment that incorporates our products. We believe our close relationships with leading network infrastructure OEMs facilitate early adoption of our products during development of their products, enhance our ability to obtain design wins and encourage adoption of our technology by the industry.

We are dependent upon third parties for the manufacture, assembly and testing of our products. Our ability to bring new products to market, to fulfill orders and to achieve long-term revenue growth is dependent on our ability to obtain sufficient external manufacturing capacity, including wafer fabrication capacity. Periods of upturns in the semiconductor industry may be characterized by rapid increases in demand and a shortage of wafer fabrication capacity. In such periods, we may experience longer lead times or indeterminate delivery schedules, which may adversely affect our ability to fulfill orders for our products. We may also incur increased manufacturing costs, including costs of finding acceptable alternative foundries.

In order to achieve profitability, we must achieve substantial revenue growth. Our ability to achieve the necessary revenue growth will depend on increased demand for network infrastructure equipment that incorporates our products, which in turn depends primarily on the level of capital spending by communications service providers. We believe the market for network infrastructure equipment in general, and for communications semiconductors in particular, offers attractive long-term growth prospects due to increasing demand for network capacity, the continued upgrading and expansion of existing networks and the build-out of telecommunication networks in developing countries. However, the semiconductor industry is highly cyclical and is characterized by constant and rapid technological change, rapid product obsolescence and price erosion, evolving technical standards, short product life cycles and wide fluctuations in product supply and demand. These factors have caused substantial fluctuations in our revenues and our results of operations in the past, and we may experience cyclical fluctuations in our business in the future.

Spin-off from Conexant Systems, Inc.

On June 27, 2003, Conexant completed the distribution to Conexant stockholders of all outstanding shares of common stock of Mindspeed, then a wholly owned subsidiary of Conexant. In the distribution, each Conexant stockholder received one share of our common stock, par value $.01 per share (including an associated preferred share purchase right), for every three shares of Conexant common stock held and cash for any fractional share of our common stock. Following the distribution, we began operations as an independent, publicly held company. Our common stock now trades on the Nasdaq National Market under the ticker symbol "MSPD".

Prior to the distribution, Conexant transferred to us the assets and liabilities of its Mindspeed business, including the stock of certain subsidiaries, and certain other assets and liabilities which were allocated to us under the Distribution Agreement entered into between us and Conexant. Also prior to the distribution, Conexant contributed to us cash in an amount such that at the time of the distribution our cash balance was $100 million. We issued to Conexant a warrant to purchase 30 million shares of our common stock at a price of $3.408 per share, exercisable for a period of ten years after the distribution. We and Conexant also entered into a Credit Agreement, an Employee Matters Agreement, a Tax Allocation Agreement, a Transition Services Agreement and a Sublease.

Our consolidated financial statements for periods prior to the distribution include allocations of certain Conexant expenses. The expense allocations were determined using methods that we and Conexant considered to be reasonable reflections of services provided or the benefit we received. The allocation methods include specific identification, relative revenues or costs, and headcount. We believe that the expenses allocated to us are representative of the operating expenses we would have incurred had we operated on a stand-alone basis.

Critical Accounting Policies

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Among the significant estimates affecting our consolidated financial statements are those relating to inventories, allowances for doubtful accounts, revenue recognition, impairment of long-lived assets and income taxes. We regularly evaluate our estimates and assumptions based upon historical experience and various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. To the extent actual results differ from those estimates, our future results of operations may be affected.

Inventories — We write down our inventory for estimated obsolete or unmarketable inventory in an amount equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than our estimates, additional inventory write-downs may be required. In the event we experience unanticipated demand and are able to sell a portion of the inventories we have previously written down, our gross margins will be favorably affected.

Revenue Recognition — We recognize revenues when the following fundamental criteria are met: (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred; (iii) our price to the customer is fixed or determinable; and (iv) collection of the sales price is reasonably assured. Delivery occurs when goods are shipped and title and risk of loss transfer to the customer, in accordance with the terms specified in the arrangement with the customer. Revenue recognition is deferred in all instances where the earnings process is incomplete. We make certain product sales to electronic component distributors under agreements allowing for a right to return unsold products. We defer the recognition of revenue on all sales to these distributors until the products are sold by the distributors to a third party. We record a reserve for estimated sales returns and allowances in the same period as the related revenues are recognized. We base these estimates on our historical experience or the specific identification of an event necessitating a reserve. To the extent actual sales returns differ from our estimates, our future results of operations may be affected. Development revenue is recognized when services are performed and was not significant for any of the periods presented.

Allowance for Doubtful Accounts — We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. Our estimates of such losses are based on an assessment of the aging of outstanding accounts receivable and a review of specific customer accounts. If the financial condition of our customers were to deteriorate, our actual losses may exceed our estimates and additional allowances would be required.

Impairment of Long-Lived Assets — We continually monitor and review long-lived assets, including fixed assets, goodwill and intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of any such asset may not be recoverable. The determination of recoverability is based on an estimate of the undiscounted cash flows expected to result from the use of an asset and its eventual disposition. The estimate of cash flows is based upon, among other things, certain assumptions about expected future operating performance, growth rates and other factors. Our estimates of undiscounted cash flows may differ from actual cash flows due to, among other things, technological changes, economic conditions, changes to our business model or changes in our operating performance. If the sum of the undiscounted cash flows (excluding interest) is less than the carrying value, we recognize an impairment loss, measured as the amount by which the carrying value exceeds the fair value of the asset.

Deferred Income Taxes — We have provided a full valuation allowance against our U.S federal and state deferred tax assets. If sufficient evidence of our ability to generate future U.S federal and/or state taxable income becomes apparent, we may be required to reduce our valuation allowance, resulting in income tax benefits in our statement of operations. We evaluate the realizability of our deferred tax assets and assess the need for a valuation allowance quarterly.

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 123 (revised 2004), "Share-Based Payment" (SFAS 123R). Under SFAS 123R, we will no longer be able to account for share-based compensation transactions using the intrinsic value method of Accounting Principles Board (APB) Opinion No. 25. Instead, we will be required to account for such transactions using a fair-value method and to recognize the fair value of each award over the service period. SEC Release No. 33-8568 makes SFAS 123R effective for fiscal years beginning after June 15, 2005, and SFAS 123R allows for several alternative transition methods. We plan to adopt SFAS 123R as of the beginning of the fiscal 2006 first quarter using "modified prospective application," which will require that we recognize compensation expense for new awards, modified awards and for any awards outstanding at the effective date but vesting after such date. The actual amounts of stock compensation expense we recognize in periods following the adoption of SFAS 123R will depend on a number of factors, including the types of awards made, the specific terms of awards, changes in the market price of our common stock and other factors. Although we are currently evaluating the impact of SFAS 123R on our results of operations, we expect the adoption of SFAS 123R to materially increase our operating expenses beginning in fiscal 2006. See "Stock-Based Compensation Programs" below.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs, an Amendment of Accounting Research Bulletin (ARB) No. 43, Chapter 4." SFAS 151 amends the guidance in ARB No. 43 to clarify that abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage) should be recognized as current-period charges. In addition, SFAS 151 requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. We must adopt SFAS 151 as of the beginning of fiscal 2006, and we do not expect that the adoption of SFAS 151 will have a material impact on our financial condition or results of operations.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections," which replaces APB Opinion No. 20, "Accounting Changes," and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements." SFAS No. 154 applies to all voluntary changes in accounting principle and requires retrospective application (a term defined by the statement) to prior periods' financial statements, unless it is impracticable to determine the effect of a change. It also applies to changes required by an accounting pronouncement that does not include specific transition provisions. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We will adopt SFAS No. 154 as of the beginning of fiscal 2007, and we do not expect that the adoption of SFAS 154 will have a material impact on our financial condition or results of operations.

Stock-Based Compensation Programs

We use stock-based compensation to attract and retain employees and to provide long-term incentive compensation that aligns the interests of our employees with those of our stockholders. Historically, our stock-based compensation consisted principally of stock options. Eligible employees received grants of stock options at the time of hire; we also made broad-based stock option grants covering substantially all of our employees annually. Stock option awards have exercise prices equal to the market price of our common stock at the grant date and are subject to time-based vesting (generally over four years). From time to time we have also used restricted stock awards with time-based vesting for incentive or retention purposes.

For fiscal 2006, we have revised our compensation arrangements to provide both current and long-term incentive compensation. Stock-based compensation is expected to principally consist of restricted stock awards. The majority of the restricted stock awards is intended to provide performance emphasis and incentive compensation through vesting tied to each employee's performance against individual goals. Additional restricted stock awards to certain senior management personnel have vesting tied to improvements in our company operating performance. The remainder of the restricted stock awards, intended to provide long-term incentive compensation, is expected to vest ratably over a period of four years (subject to continued service). From time to time, we may also grant stock options or other stock-based awards for incentive or retention purposes. We expect to formally review, and may further revise, our compensation arrangements for fiscal 2007 and thereafter based on regular assessment of the effectiveness of our compensation arrangements and to keep our overall compensation package at market levels.

The fair value of restricted stock awards under this program will be measured based upon the market price of our common stock at the date of grant. The fair value of each award will be recognized on a straight-line basis over the vesting or service period. While the actual amounts of expense we record in each fiscal period will depend on a number of factors, including the number of restricted shares awarded, the market price of our common stock, the vesting periods, the number of awards that ultimately vest and other factors, we expect that the awards under this program will significantly increase our operating expenses beginning in fiscal 2006.

As required by SFAS 123R, our stock compensation expense for fiscal 2006 and thereafter will also include the value of unvested awards outstanding at September 30, 2005. We expect the amount of stock compensation expense for unvested stock option awards outstanding at September 30, 2005, by fiscal year, will be approximately $3.5 million (2006), $1.4 million (2007) and $0.3 million (2008). However, the actual amounts of such expense will depend on forfeitures of outstanding awards.

Results of Operations

Fourth Quarter Operating Results

In the fourth quarter of fiscal 2004, our revenues and operating loss were adversely affected by a drop in end-customer demand — particularly in China — combined with a build-up in the levels of inventory held by a number of our key customers. As a result, our fiscal 2004 fourth quarter net revenues decreased approximately 25%, as compared to the preceding quarter, to $26.6 million. The revenue decrease reflects lower sales volume across our multiservice access DSP products, high-performance analog products and T/E carrier products. Our operating loss for the fiscal 2004 fourth quarter was $26.2 million.

We believe that during fiscal 2005, the levels of inventories at our customers and other issues that adversely affected our revenues late in fiscal 2004 have generally been resolved. In fiscal 2005, our fourth quarter revenues grew 17% year over year, reaching $31.1 million. Our quarterly operating loss for the fiscal 2005 fourth quarter decreased to $4.6 million. The improvement in our operating loss reflects the revenue growth we achieved, a $4.8 million decrease in combined quarterly research and development and selling, general and administrative expenses and a $12.6 million decrease in amortization of intangible assets.

Net Revenues

The following table summarizes our net revenues:

	2005	Change	2004	Change	2003
		(Dollars in millions)			
Multiservice access DSP products	$ 33.1	25%	$ 26.5	234%	$ 7.9
High-performance analog products	27.1	10%	24.6	12%	21.9
WAN communications products	51.6	(24)%	68.0	34%	50.8
Other	—	—	0.3	(76)%	1.3
Net revenues	$111.8	(6)%	$119.4	46%	$81.9

The 6% decrease in our revenues for fiscal 2005 compared to fiscal 2004 reflects lower sales volumes in our WAN communications products, partially offset by increased shipments of our multiservice access DSP products and our high performance analog products. Sales of our multiservice access DSP products benefited from increased shipments of our Comcerto series VoIP processors for use in VoIP applications. In our high performance analog products, we saw increased demand for our crosspoint switches, including video applications, and our physical media dependent devices. Revenues from our WAN communications products reflect lower demand for our T1/E1 and T3/E3 line interface units and DSL transceivers resulting from a slowdown in consumption of our products in access and metropolitan area network applications. Sales of WAN communications products also reflect the lower demand we experienced for our ATM/MPLS network processor products for use in wireless, enterprise and broadband infrastructure applications.

The 46% increase in our net revenues for fiscal 2004 over fiscal 2003 reflects higher sales volumes in each of our three product families, led by our multiservice access DSP products and our WAN communications products. We experienced sharply increased demand for our multiservice access VoIP solutions used in carrier infrastructure applications. Our WAN communications products benefited from higher demand for our T/E transmission and SONET solutions, including our DS3/E3 products and HDLC protocol controllers. OEMs use these devices in next-generation networking equipment designed to increase the capacity, flexibility and speed of metropolitan area networks. Revenues from our WAN communications products also reflect increased demand, in comparison to fiscal 2003 levels, for our ATM/MPLS network processor products for use in wireless, enterprise and broadband infrastructure applications. Our high-performance analog products benefited from continued demand for our physical media dependent devices from OEMs in the Asia-Pacific region, for use in infrastructure equipment for fiber-to-the-premise deployments and metropolitan area networks.

Gross Margin

	2005	Change	2004	Change	2003
		(Dollars in millions)			
Gross margin	$78.1	(7)%	$84.3	48%	$56.8
Percent of net revenues	70%		71%		69%

Gross margin represents revenues less cost of goods sold. As a fabless semiconductor company, we use third parties (including TSMC, Jazz and Amkor) for wafer fabrication and assembly and test services. Our cost of goods sold consists predominantly of: purchased finished wafers; assembly and test services; royalty and other intellectual property costs; labor and overhead costs associated with product procurement; and sustaining engineering expenses pertaining to products sold.

Our gross margin for fiscal 2005 compared to fiscal 2004 reflects the 6% decrease in our annual revenues and the adverse impact of lower manufacturing volumes we experienced in fiscal 2005. These factors were partially offset by a lower provision for excess and obsolete goods. Our gross margin for fiscal 2004 compared with fiscal 2003 reflects the 46% increase in revenues combined with the favorable impact of the cost reduction actions we took in fiscal 2003.

Our gross margins also benefited from the sale of inventories with an original cost of $8.7 million (2005), $9.0 million (2004) and $4.1 million (2003) that we had written down to a zero cost basis during fiscal 2001. These sales resulted from renewed demand for certain products that was not anticipated at the time of the write-downs. The previously written-down inventories were generally sold at prices which exceeded their original cost.

In fiscal 2001, we recorded an aggregate of $83.5 million of inventory write-downs, reducing the cost basis of the affected inventories to zero. The fiscal 2001 inventory write-downs resulted from the sharply reduced end-customer demand for network infrastructure equipment during that period. As a result of these market conditions, we experienced a significant number of order cancellations and a decline in the volume of new orders beginning in the fiscal 2001 first quarter. The inventories written down in fiscal 2001 principally consisted of multiservice access processors and DSL transceivers.

We assess the recoverability of our inventories at least quarterly through a review of inventory levels in relation to foreseeable demand (generally over twelve months). Foreseeable demand is based upon all available information, including sales backlog and forecasts, product marketing plans and product life cycles. When the inventory on hand exceeds the foreseeable demand, we write down the value of those inventories which, at the time of our review, we expect to be unable to sell. The amount of the inventory write-down is the excess of historical cost over estimated realizable value. Once established, these write-downs are considered permanent adjustments to the cost basis of the excess inventory.

Our products are used by OEMs that have designed our products into network infrastructure equipment. For many of our products, we gain these design wins through a lengthy sales cycle, which often includes providing technical support to the OEM customer. In the event of the loss of business from existing OEM customers, we may be unable to secure new customers for our existing products without first achieving new design wins. When the quantities of inventory on hand exceed foreseeable demand from existing OEM customers into whose products our products have been designed, we generally will be unable to sell our excess inventories to others, and the estimated realizable value of such inventories to us is generally zero.

From the time of the fiscal 2001 inventory write-downs through September 30, 2005, we scrapped a portion of these inventories having an original cost of $36.1 million and sold a portion of these inventories with an original cost of $26.4 million. The sales resulted from increased demand beginning in the first quarter of fiscal 2002 which was not anticipated at the time of the write-downs. As of September 30, 2005, we continued to hold inventories with an original cost of $21.0 million which were previously written down to a zero cost basis. We currently intend to hold these remaining inventories and will sell these inventories if we experience renewed demand for these products. While there can be no assurance that we will be able to do so, if we are able to sell a portion of the inventories which are carried at zero cost basis, our gross margins will be favorably affected by an amount equal to the original cost of the zero-cost basis inventory sold. To the extent that we do not experience renewed demand for the remaining inventories, they will be scrapped as they become obsolete.

We base our assessment of the recoverability of our inventories, and the amounts of any write-downs, on currently available information and assumptions about future demand and market conditions. Demand for our products may fluctuate significantly over time, and actual demand and market conditions may be more or less favorable than those projected by management. In the event that actual demand is lower than originally projected, additional inventory write-downs may be required.

Research and Development

	2005	Change	2004	Change	2003
		(Dollars in millions)			
Research and development	$71.4	(10)%	$79.6	(25)%	$106.3
Percent of net revenues	64%		67%		130%

Our research and development (R&D) expenses consist principally of direct personnel costs, photomasks, electronic design automation tools, outside design services and pre-production evaluation and test costs. The decrease in R&D expenses for fiscal 2005 compared to fiscal 2004 primarily reflects lower headcount and personnel-related costs resulting from our expense reduction actions as well as lower supplies costs. As part of our cost reduction actions, during fiscal 2005 we closed design centers in Herzlia, Israel and Lisle, Illinois.

The decrease in R&D expenses for fiscal 2004 compared to 2003 primarily reflects the lower headcount and personnel-related costs that resulted from the expense reduction actions we initiated in fiscal 2003. During fiscal 2003, we implemented additional workforce reductions and closed design centers in San Jose, California and Bristol, United Kingdom. Also during 2003, we completed the divestiture of the NetPlane software business. The decrease in R&D expenses for fiscal 2004 as compared to fiscal 2003 also reflects lower costs for photomask development, materials and supplies.

Selling, General and Administrative

	2005	Change	2004	Change	2003
		(Dollars in millions)			
Selling, general and administrative	$41.9	(11)%	$46.8	(6)%	$49.7
Percent of net revenues	37%		39%		61%

Our selling, general and administrative (SG&A) expenses include personnel costs, independent sales representative commissions, product marketing, applications engineering and other marketing costs. Our SG&A expenses also include costs of corporate functions including accounting, finance, legal, human resources, information systems and communications. The decrease in our SG&A expenses for fiscal 2005 compared to fiscal 2004 primarily reflects the positive impact of lower headcount and personnel-related costs resulting from our expense reduction and restructuring actions as well as lower selling costs resulting from lower sales volumes in fiscal 2005.

The decrease in SG&A expenses for fiscal 2004 compared to fiscal 2003 primarily reflects the positive impact of lower headcount and personnel-related costs resulting from the expense reduction actions we initiated during fiscal 2003. The expense reductions were partially offset by increased selling costs resulting from higher sales volumes and public company costs. SG&A expenses for fiscal 2004 also include employee separation costs of $630,000 for severance benefits payable to certain former officers of the company as a result of organizational changes.

Amortization of Intangible Assets and Change in Accounting for Goodwill

	2005	Change	2004	Change	2003
		(Dollars in millions)			
Amortization of intangible assets	$20.5	(59)%	$50.3	(2)%	$51.2

Amortization of intangible assets decreased for fiscal 2005, as compared to fiscal 2004 and 2003, as the remainder of our intangible assets became fully amortized during the year. Intangible assets are amortized over periods averaging approximately five years for each major asset class and extending to various dates through June 2005. We will not record any additional amortization expense on our existing intangible assets in future periods.

We adopted SFAS 142, "Goodwill and Other Intangible Assets," as of the beginning of fiscal 2003. Upon adoption of SFAS 142, we completed the transition impairment test of our goodwill required by SFAS 142. Our business consists of one reporting unit (as defined in SFAS 142) and, for purposes of the impairment test, we determined its fair value considering both an income approach and a market approach. Management determined that the recorded value of goodwill exceeded its fair value (estimated to be zero) by $573.2 million. In the first quarter of fiscal 2003, we recorded a $573.2 million charge — reflected in the accompanying statement of operations as the cumulative effect of a change in accounting principle — to write down the value of goodwill to estimated fair value. The impaired goodwill comprises the unamortized balances of goodwill relating to Maker Communications, Inc., HotRail, Inc., Microcosm Communications Limited and Applied Telecom, Inc. Conexant acquired each of these businesses during fiscal 2000 for the Mindspeed business. The impairment charge resulted from the sharp decline in the valuations assigned to communications semiconductor companies as of the time of the transition impairment test as compared with valuations at the dates of the respective acquisitions.

Special Charges

Special charges consist of the following:

	2005	2004	2003
		(In millions)	
Asset impairments	$0.8	$ —	$23.4
Restructuring charges	5.2	0.4	12.3
Other special charges	—	—	(8.5)
	$6.0	$0.4	$27.2

Asset Impairments

2005 Impairments — During fiscal 2005, we recorded asset impairment charges totaling $810,000 related to property and equipment that we determined to abandon or scrap, including assets associated with the closure of our former design centers in Herzlia, Israel and Lisle, Illinois.

2003 Impairments — During fiscal 2003, we recorded an impairment charge of $19.1 million to write down the carrying value of identified intangible assets (principally developed technology) related to our HotRail, Inc. subsidiary. In January 2003, we decided to close the HotRail design center and to curtail investment in selected associated products. We evaluated the recoverability of the assets of the HotRail business to determine whether their value was impaired, based upon the future cash flows expected to be generated by the affected products over the remainder of their life cycles (estimated to be approximately five years). The estimated sales volumes, pricing, gross margin and operating expenses were consistent with historical trends and other available information. Since the estimated undiscounted cash flows were less than the carrying value (approximately $27.4 million) of the related assets, we determined that the value of such assets was impaired. We recorded an impairment charge of $19.1 million, which was determined by comparing the estimated fair value of the assets to their carrying value. The fair value of the assets was determined by computing the present value of the expected future cash flows using a discount rate of 18%, which we believe is commensurate with the underlying risks associated with the projected cash flows. We believe the assumptions used in the discounted cash flow model represent a reasonable estimate of the fair value of the assets. The write-down established a new cost basis for the impaired assets.

Also during fiscal 2003, we recorded asset impairment charges totaling $4.3 million related to certain assets that we determined to abandon or scrap.

Restructuring Charges

We have implemented a number of cost reduction initiatives to improve our operating cost structure. The cost reduction initiatives included workforce reductions, significant reductions in capital spending, the consolidation of certain facilities and salary reductions for the senior management team. During fiscal 2005, we completed the cost reduction actions under the restructuring plans and we realized their full effect beginning in the fiscal 2004 fourth quarter.

Mindspeed Strategic Restructuring Plan — In fiscal 2002, we initiated a number of cost reduction actions — including workforce reductions, the closure of Novanet Semiconductor Ltd. and the divestiture of NetPlane — and recorded fiscal 2002 restructuring charges totaling $23.2 million. In fiscal 2003, we implemented an additional workforce reduction affecting approximately 80 employees and closed our design center in Bristol, England. We recorded fiscal 2003 restructuring charges of $2.3 million for the workforce reductions, based upon estimates of the cost of severance benefits for the affected employees, and $4.6 million for commitments under license obligations for the purchase of design tools that we determined would not be used in the future. During fiscal 2003, we completed the workforce reductions. During fiscal 2005, we reversed $740,000 of previously accrued costs upon the resolution of liabilities under certain operating leases.

Activity and liability balances related to the Mindspeed strategic restructuring plan for the three years ended September 30, 2005 are as follows (in thousands):

	Workforce Reductions	Facility and Other	Total
Restructuring balance, September 30, 2002	$ 4,090	$14,544	$ 18,634
Charged to costs and expenses	2,341	4,589	6,930
Cash payments	(6,431)	(9,980)	(16,411)
Restructuring balance, September 30, 2003	—	9,153	9,153
Expense reversal	—	(38)	(38)
Cash payments	—	(5,149)	(5,149)
Restructuring balance, September 30, 2004	—	3,966	3,966
Expense reversal	—	(740)	(740)
Cash payments	—	(1,620)	(1,620)
Restructuring balance, September 30, 2005	$ —	$ 1,606	$ 1,606

Mindspeed 2003 Restructuring Plan — In March 2003, we announced a number of expense reduction and restructuring initiatives intended to further improve our operating cost structure. The actions included the closure of the HotRail design center in San Jose, California and a workforce reduction of approximately 130 employees. Restructuring charges for this plan included an aggregate of $4.8 million for severance benefits paid to the affected employees and $1.3 million for costs associated with the consolidation of certain facilities and lease cancellation and related costs. Activity and liability balances related to the Mindspeed 2003 restructuring plan through September 30, 2005 are as follows (in thousands):

	Workforce Reductions	Facility and Other	Total
Charged to costs and expenses	$ 4,077	$1,568	$ 5,645
Cash payments	(3,759)	(191)	(3,950)
Restructuring balance, September 30, 2003	318	1,377	1,695
Charged to costs and expenses	689	(264)	425
Cash payments	(957)	(357)	(1,314)
Restructuring balance, September 30, 2004	50	756	806
Cash payments	(50)	(220)	(270)
Restructuring balance, September 30, 2005	$ —	$ 536	$ 536

Mindspeed 2004 Restructuring Plan — In October 2004, we announced a restructuring plan intended to reduce our operating expenses while focusing our research and development investment in key high-growth markets, including VoIP and high-performance analog applications. The expense reduction actions included workforce reductions and the closure of design centers in Herzlia, Israel and Lisle, Illinois. Approximately 80% of the expense reductions were derived from the termination of research and development programs which we believe had a longer return-on-investment timeframe or that addressed slower growth markets. The affected research and development programs were principally our ATM/MPLS network processor products and, to a lesser extent, our T/E carrier transmission products. The remainder of the cost savings came from the selling, general and administrative functions. Through September 30, 2005, we had completed substantially all of these actions, reducing our workforce by approximately 90 employees.

In connection with these actions, we recorded fiscal 2005 restructuring charges of approximately $5.9 million. The restructuring charges included an aggregate of $3.4 million for the workforce reductions, based upon estimates of the cost of severance benefits for the affected employees, and approximately $2.5 million related to contractual obligations for the purchase of design tools and other services in excess of anticipated requirements.

Activity and liability balances related to the Mindspeed 2004 restructuring plan through September 30, 2005 are as follows (in thousands):

	Workforce Reductions	Facility and Other	Total
Charged to costs and expenses	$ 3,412	$ 2,517	$ 5,929
Cash payments	(2,575)	(1,546)	(4,121)
Restructuring balance, September 30, 2005	$ 837	$ 971	$ 1,808

Other Restructuring Plans — In fiscal 2003, we reversed $261,000 of previously accrued costs upon the resolution of liabilities for severance benefits payable under three additional restructuring plans initiated in fiscal 2001 and 2002. Also in fiscal 2003, we made cash payments of $80,000 to complete the cost reduction actions under one of these plans and, as of September 30, 2003, we had no remaining liabilities under these restructuring plans.

Through September 30, 2005, we have paid an aggregate of $41.1 million in connection with our restructuring plans (including amounts paid prior to fiscal 2003) and we have a remaining accrued restructuring balance totaling $4.0 million (including $509,000 classified as a long-term liability), principally representing obligations under non-cancelable leases and other contractual commitments. We expect to pay these obligations over their respective terms, which expire at various dates through fiscal 2008. The payments will be funded from available cash balances and funds from product sales and are not expected to impact significantly our liquidity.

Other Special Charges

Other special charges for fiscal 2003 consist of a $9.0 million gain on the sale of the assets of NetPlane, partially offset by losses on other asset sales.

Interest Expense

	2005	2004	2003
	(In millions)		
Interest expense	$(1.8)	$—	$—

Interest expense for fiscal 2005 represents interest on the $46 million convertible senior notes we issued in December 2004.

Other Income, Net

	2005	2004	2003
	(In millions)		
Other income, net	$1.2	$0.3	$1.1

Other income, net principally consists of interest income, foreign exchange gains and losses, franchise taxes and other non-operating gains and losses. The increase in other income for fiscal 2005 compared to fiscal 2004 principally reflects higher interest income, partially offset by the write-off of capitalized costs associated with the terminated credit facility. The increase in interest income resulted from higher invested cash balances and the higher interest rates that prevailed during fiscal 2005. The decrease in other income for fiscal 2004 as compared with fiscal 2003 reflects increased franchise taxes and lower foreign exchange gains, partially offset by increased interest income resulting from higher average invested cash balances during fiscal 2004.

Provision for Income Taxes

	2005	2004	2003
	(In millions)		
Provision for income taxes	$0.4	$0.7	$0.8

Our provision for income taxes for fiscal years 2005, 2004 and 2003 principally consisted of income taxes incurred by our foreign subsidiaries. As a result of our recent operating losses and our expectation of future operating results, we determined that it is more likely than not that the U.S. federal and state income tax benefits (principally net operating losses we can carry forward to future years) which arose during fiscal 2005, 2004 and 2003 will not be realized. Accordingly, we have not recognized any income tax benefits relating to our U.S. federal and state operating losses for those periods and we do not expect to recognize any income tax benefits relating to future operating losses until we believe that such tax benefits are more likely than not to be realized. We expect that our provision for income taxes for fiscal 2006 will principally consist of income taxes related to our foreign operations.

As of September 30, 2005, we had a valuation allowance of $251 million against our U.S. federal and state deferred tax assets (which reduces their carrying value to zero) because we do not expect to realize these deferred tax assets through the reduction of future income tax payments. As of September 30, 2005, we had U.S. federal net operating loss carryforwards of approximately $573 million, including the net operating loss carryforwards we retained in the distribution.

Quarterly Results of Operations

The following table presents our operating results for each of the eight fiscal quarters in the period ended September 30, 2005. The information for each of these quarters is derived from our unaudited interim financial statements which have been prepared on the same basis as the audited consolidated financial statements included in this Annual Report on Form 10-K. In our opinion, all necessary adjustments, which consist only of normal and recurring accruals as well as the inventory write-downs and special charges, have been included to fairly present our unaudited quarterly results. This data should be read together with our consolidated financial statements and the notes thereto included in this report.

	Three Months Ended							
	Dec. 31, 2003	Mar. 31, 2004	June 30, 2004	Sept. 30, 2004	Dec. 31, 2004	Mar. 31, 2005	June 30, 2005	Sept. 30, 2005
	(In thousands, except per share amounts)							
Statement of Operations Data								
Net revenues	$ 26,746	$ 30,750	$ 35,360	$ 26,579	$ 26,316	$ 26,644	$ 27,738	$ 31,079
Cost of goods sold	8,128	7,899	10,155	8,967	7,982	8,316	8,207	9,199
Gross margin	18,618	22,851	25,205	17,612	18,334	18,328	19,531	21,880
Research and development	20,424	20,120	19,095	19,943	19,604	18,613	16,748	16,390
Selling, general and administrative	11,960	10,913	12,744	11,228	10,662	10,430	10,797	9,982
Amortization of intangible assets	12,476	12,631	12,609	12,602	12,676	6,981	824	—
Special charges	—	387	—	—	5,473	508	(125)	143
Total operating expenses	44,860	44,051	44,448	43,773	48,415	36,532	28,244	26,515
Operating loss	(26,242)	(21,200)	(19,243)	(26,161)	(30,081)	(18,204)	(8,713)	(4,635)
Interest expense	—	—	—	—	(140)	(545)	(553)	(550)
Other income (expense), net	214	135	(82)	53	140	291	360	371
Loss before income taxes	(26,028)	(21,065)	(19,325)	(26,108)	(30,081)	(18,458)	(8,906)	(4,814)
Provision (benefit) for income taxes	192	281	816	(568)	398	(63)	561	(526)
Net loss	$(26,220)	$(21,346)	$(20,141)	$(25,540)	$(30,479)	$(18,395)	$ (9,467)	$ (4,288)
Net loss per share, basic and diluted	$ (0.28)	$ (0.22)	$ (0.20)	$ (0.25)	$ (0.30)	$ (0.18)	$ (0.09)	$ (0.04)
Shares used in computing diluted loss per share	94,612	98,239	99,467	100,242	100,804	102,075	102,698	103,183

Our revenues for the fourth quarter of fiscal 2004 were adversely affected by a drop in end-customer demand — particularly in China — combined with a build-up in the levels of inventory held by a number of our key customers. We believe that during fiscal 2005, the levels of inventories at our customers and other issues that adversely affected our revenues late in fiscal 2004 have generally resolved. The growth in our quarterly revenues for fiscal 2005 generally reflects increased shipments of our multiservice access DSP products and our high performance analog products, offset by lower sales volumes in our WAN communications products.

Our quarterly R&D and SG&A expenses generally decreased through fiscal 2004 and 2005 as a result of the workforce reductions and other cost reduction initiatives we implemented. Our combined R&D and SG&A expenses of $26.4 million for the fiscal 2005 fourth quarter reflect the full effect of the cost savings from the restructuring plans we initiated in fiscal 2004 and 2005.

Quarterly amortization of intangible assets decreased in fiscal 2005 as the remainder of our intangible assets became fully amortized.

In fiscal 2004 and fiscal 2005, we recorded special charges for our restructuring plans. Special charges for fiscal 2005 also include asset impairments totaling $0.8 million.

Interest expense for fiscal 2005 represents interest on the $46 million convertible senior notes we issued in December 2004. Other income increased during fiscal 2005 as a result of higher invested cash balances and increasing interest rates.

In the past, our quarterly operating results have fluctuated due to a number of factors, many of which are outside our control. These include changes in the overall demand for network infrastructure equipment, the timing of new product introductions, the timing of receipt, reduction or cancellation of significant orders by customers, supply availability and other factors that have had a significant impact on our revenues and gross margins. Significant quarterly fluctuations in results of operations have also caused significant fluctuations in our liquidity and working capital, including our cash and cash equivalents, accounts receivable and payable and inventories.

Liquidity and Capital Resources

Cash used in operating activities was $30.2 million for fiscal 2005 compared to $43.2 million for fiscal 2004 and $125.6 million for fiscal 2003. Operating cash flows for fiscal 2005 reflect our net loss of $62.6 million, partially offset by non-cash charges (depreciation, amortization and other) of $31.9 million, and net working capital decreases of approximately $0.6 million.

The net working capital decreases for fiscal 2005 included a $3.4 million decrease in accounts receivable resulting from a decrease in our average collection period and a $767,000 decrease in net inventories. These amounts were partially offset by a $3.3 million decrease in accounts payable, principally related to the timing of vendor payments.

Cash used in investing activities of $44.7 million for fiscal 2005 principally consisted of net purchases of marketable securities of $40.9 million and capital expenditures of $4.0 million, partly offset by proceeds from asset sales of $151,000. Cash used in investing activities of $5.7 million for fiscal 2004 consisted of payments for capital expenditures, partially offset by proceeds from sales of assets of $54,000. Cash provided by investing activities for fiscal 2003 consisted of proceeds from sales of assets of $9.5 million, partially offset by capital expenditures of $3.4 million.

Cash provided by financing activities of $46.6 million for fiscal 2005 consisted of net proceeds of $43.9 million from the sale of $46 million principal amount of convertible senior notes and proceeds of $3.1 million from the exercise of stock options and warrants, partially offset by debt issuance costs of $433,000. Cash provided by financing activities for fiscal 2004 consisted of proceeds of $12.5 million from the exercise of stock options and warrants, partially offset by deferred financing costs paid. Cash provided by financing activities of $192.4 million for fiscal 2003 included net transfers from Conexant of $186.6 million, including a cash contribution of approximately $94.9 million in connection with the distribution. Cash provided by financing activities for fiscal 2003 also included proceeds of $6.1 million from the exercise of stock options and warrants, partially offset by deferred financing costs paid.

Convertible Senior Notes Offering

In December 2004, we sold $46.0 million aggregate principal amount of Convertible Senior Notes due 2009 for net proceeds (after discounts and commissions) of approximately $43.9 million. The notes are senior unsecured obligations, ranking equal in right of payment with all future unsecured indebtedness. The notes bear interest at a rate of 3.75%, payable semiannually in arrears each May 18 and November 18. We used approximately $3.3 million of the proceeds to purchase U.S. government securities that were pledged to the trustee for the payment of the first four scheduled interest payments on the notes when due. We made the first scheduled interest payment on May 18, 2005.

The notes are convertible, at the option of the holder, at any time prior to maturity into shares of our common stock. Upon conversion, we may, at our option, elect to deliver cash in lieu of shares of our common stock or a combination of cash and shares of common stock. Effective May 13, 2005, the conversion price of the notes was adjusted to $2.31 per share of common stock, which is equal to a conversion rate of approximately 432.9004 shares of common stock per $1,000 principal amount of notes. Prior to this adjustment, the conversion price applicable to the notes was $2.81 per share of common stock, which was equal to approximately 355.8719 shares of common stock per $1,000 principal amount of notes. The adjustment was made pursuant to the terms of the indenture governing the notes. The conversion price is subject to further adjustment under the terms of the indenture to reflect stock dividends, stock splits, issuances of rights to purchase shares of common stock and certain other events.

If we undergo certain fundamental changes (as defined in the indenture), holders of notes may require us to repurchase some or all of their notes at 100% of the principal amount plus accrued and unpaid interest. If, upon notice of certain events constituting a fundamental change, holders of the notes elect to convert the notes, we will be required to increase the number of shares issuable upon conversion by up to 78.9 shares per $1,000 principal amount of notes. The number of additional shares, if any, will be determined by the table set forth in the indenture governing the notes. In the event of a non-stock change of control constituting a "public acquirer change of control" (as defined in the indenture), we may, in lieu of issuing additional shares or making an additional cash payment upon conversion as required by the indenture, elect to adjust the conversion price and the related conversion obligation such that the noteholders will be entitled to convert their notes into a number of shares of public acquirer common stock.

For financial accounting purposes, our contingent obligation to issue additional shares or make an additional cash payment upon conversion following a fundamental change is an "embedded derivative." As of September 30, 2005, the estimated fair value of our liability under the fundamental change adjustment was not significant.

In connection with the sale of the notes, we granted the purchasers certain registration rights. Our Form S-3 registration statement covering the resale of the notes and the sale of shares issuable upon conversion of the notes was declared effective by the SEC on April 6, 2005.

Upon completion of the sale of the notes, the $50 million Credit Agreement with Conexant was terminated. We had made no borrowings under the credit facility, and no portion of a warrant related to the credit facility is, or will become, exercisable.

Agreements with Conexant

In the distribution, we issued to Conexant a warrant to purchase 30 million shares of our common stock at a price of $3.408 per share, exercisable for a period of ten years after the distribution. The warrant contains antidilution provisions that provide for adjustment of the exercise price, and the number of shares issuable under the warrant, upon the occurrence of certain events. If we issue, or are deemed to have issued, shares of our common stock, or securities convertible into our common stock, at prices below the current market price of our common stock (as defined in the warrants) at the time of the issuance of such securities, the warrant's exercise price will be reduced and the number of shares issuable under the warrant will be increased. The amount of such adjustment, if any, will be determined pursuant to a formula specified in the warrant and will depend on the number of shares issued, the offering price and the current market price of our common stock at the time of the issuance of such securities. Adjustments to the warrant pursuant to these antidilution provisions may result in significant dilution to the interests of our existing stockholders and may adversely affect the market price of our common stock. The antidilution provisions may also limit our ability to obtain additional financing on terms favorable to us.

Moreover, we may not realize any cash proceeds from the exercise of the warrant held by Conexant. A holder of the warrant may opt for a cashless exercise of all or part of the warrant. In a cashless exercise, the holder of the warrant would make no cash payment to us and would receive a number of shares of our common stock having an aggregate value equal to the excess of the then-current market price of the shares of our common stock issuable upon exercise of the warrant over the exercise price of the warrant. Such an issuance of common stock would be immediately dilutive to the interests of other stockholders.

Liquidity

Our principal sources of liquidity are our existing cash balances, marketable securities and cash generated from product sales. As of September 30, 2005, our cash and cash equivalents totaled $15.3 million and our marketable securities totaled $40.9 million. Our working capital at September 30, 2005 was $59.3 million.

In order to achieve profitability, or to generate positive cash flows from operations, we must achieve substantial revenue growth. Our ability to achieve the necessary revenue growth will depend on increased demand for network infrastructure equipment that incorporates our products, which in turn depends primarily on the level of capital spending by communications service providers and enterprises. Through fiscal 2005, we have completed a series of cost reduction actions which have improved our operating cost structure. However, these expense reductions alone, without additional revenue growth, will not make us profitable. We expect to continue to incur significant losses and negative cash flows at least through the first half of fiscal 2006 and we may incur additional significant losses and negative cash flows in subsequent periods.

We believe that our existing sources of liquidity, along with cash expected to be generated from product sales, will be sufficient to fund our operations, research and development efforts, anticipated capital expenditures, working capital and other financing requirements for at least the next twelve months. We will need to continue a focused program of capital expenditures to meet our research and development and corporate requirements. We may also consider acquisition opportunities to extend our technology portfolio and design expertise and to expand our product offerings. In order to fund capital expenditures, increase our working capital or complete any acquisitions, we may seek to obtain additional debt or equity financing. We may also need to seek to obtain additional debt or equity financing if we experience downturns or cyclical fluctuations in our business that are more severe or longer than anticipated or if we fail to achieve anticipated revenue and expense levels. However, we cannot assure you that such financing will be available to us on favorable terms, or at all.

Contractual Obligations

The following table summarizes the future payments we are required to make under contractual obligations as of September 30, 2005:

Contractual Obligations	Payments Due by Period				
	Total	<1 Year	1-3 Years	3-5 Years	>5 Years
			(In millions)		
Long-term debt	$46.0	$ —	$ —	$46.0	$ —
Interest expense on long-term debt	7.8	1.7	3.5	2.6	—
Operating leases	24.8	9.7	13.5	0.9	0.7
Purchase obligations	8.2	3.8	4.0	0.4	—
Total	$86.8	$15.2	$21.0	$49.9	$0.7

Long-term debt consists of $46.0 million aggregate principal amount of our Convertible Senior Notes. The notes bear interest at a rate of 3.75%, payable semiannually in arrears each May 18 and November 18, and mature on November 18, 2009. U.S. Treasury securities having an aggregate face amount of approximately $2.6 million are pledged to the trustee for the payment of the next three scheduled interest payments on the notes when due.

In March 2005, we amended and restated the Sublease with Conexant pursuant to which we lease our headquarters in Newport Beach, California. The Sublease has an initial term extending through June 2008, and we may, at our option, extend the Sublease for an additional two-year term. Rent payable under the Sublease is approximately $3.9 million annually, subject to annual increases of 3%, plus a prorated portion of operating expenses associated with the leased property. We estimate our minimum future obligation under the Sublease at approximately $6.2 million annually (a total of $17.2 million over the remainder of the initial lease term), but actual costs under the Sublease will vary based upon Conexant's actual costs. In addition, each year we may elect to purchase certain services from Conexant based on a prorated portion of Conexant's actual costs.

We lease our other facilities and certain equipment under non-cancelable operating leases. The leases expire at various dates through 2014 and contain various provisions for rental adjustments, including, in certain cases, adjustments based on increases in the Consumer Price Index. The leases generally contain renewal provisions for varying periods of time. Contractual obligations under operating leases have not been reduced by anticipated rental income under noncancelable subleases totaling $2.4 million and extending to various dates through fiscal 2008.

Off-Balance Sheet Arrangements

We have made guarantees and indemnities, under which we may be required to make payments to a guaranteed or indemnified party, in relation to certain transactions. In connection with the distribution, we generally assumed responsibility for all contingent liabilities and then-current and future litigation against Conexant or its subsidiaries related to the Mindspeed business. We may also be responsible for certain federal income tax liabilities under the Tax Allocation Agreement between us and Conexant, which provides that we will be responsible for certain taxes imposed on us, Conexant or Conexant stockholders. In connection with certain facility leases, we have indemnified our lessors for certain claims arising from the facility or the lease. We indemnify our directors, officers, employees and agents to the maximum extent permitted under the laws of the State of Delaware. The duration of the guarantees and indemnities varies, and in many cases is indefinite. The majority of our guarantees and indemnities do not provide for any limitation of the maximum potential future payments we could be obligated to make. We have not recorded any liability for these guarantees and indemnities in the accompanying consolidated balance sheets.

Item 7A. ***Quantitative and Qualitative Disclosures About Market Risk***

Our cash and cash equivalents consist of demand deposits and highly-liquid money market funds. Our marketable securities consist of auction rate securities whose interest rates reset periodically (generally every seven or twenty-eight days) and U.S. Treasury securities having maturities of less than eighteen months. Our main investment objectives are the preservation of investment capital and the maximization of after-tax returns on our investment portfolio. Consequently, we invest in the securities that meet high credit quality standards and we limit the amount of our credit exposure to any one issuer. We do not use derivative instruments for speculative or investment purposes.

Interest Rate Risk

Our cash and cash equivalents and marketable securities are not subject to significant interest rate risk due to the short maturities or variable interest rate characteristics of these instruments. As of September 30, 2005, the carrying value of our cash and cash equivalents and marketable securities approximates fair value.

Our long-term debt consists of convertible senior notes which bear interest at a fixed rate of 3.75%. Consequently, our results of operations and cash flows are not subject to any significant interest rate risk relating to our long-term debt.

Foreign Exchange Risk

We transact business in various foreign currencies and we face foreign exchange risk on assets and liabilities that are denominated in foreign currencies. The majority of our foreign exchange risks are not hedged; however, from time to time, we may utilize foreign currency forward exchange contracts to hedge a portion of our exposure to foreign exchange risk. These hedging transactions are intended to offset the gains and losses we experience on foreign currency transactions with gains and losses on the forward contracts, so as to mitigate our overall risk of foreign exchange gains and losses. We do not enter into forward contracts for speculative or trading purposes. At September 30, 2005, we held no foreign currency forward exchange contracts. Based on our overall currency rate exposure at September 30, 2005, a 10% change in currency rates would not have a material effect on our consolidated financial position, results of operations or cash flows.

Item 8. ***Financial Statements and Supplementary Data***

MINDSPEED TECHNOLOGIES, INC.

CONSOLIDATED BALANCE SHEETS

	September 30, 2005	September 30, 2004
	(In thousands, except per share amounts)	
ASSETS		
Current Assets		
Cash and cash equivalents	$ 15,335	$ 43,638
Marketable securities	40,094	—
Receivables, net of allowances for doubtful accounts of $462 (2005) and $627 (2004)	16,356	19,618
Inventories	10,730	11,986
Other current assets	3,389	6,114
Total current assets	85,904	81,356
Property, plant and equipment, net	14,890	20,979
Intangible assets, net	—	20,385
Other assets	4,710	3,580
Total assets	$ 105,504	$ 126,300
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ 9,776	$ 13,112
Deferred revenue	3,452	3,471
Accrued compensation and benefits	6,722	9,282
Restructuring	3,442	2,823
Other current liabilities	3,180	3,586
Total current liabilities	26,572	32,274
Convertible senior notes	44,219	—
Other liabilities	887	3,099
Total liabilities	71,678	35,373
Commitments and contingencies (Notes 6 and 7)	—	—
Stockholders' Equity		
Preferred stock, $0.01 par value: 25,000 shares authorized; no shares issued or outstanding	—	—
Common stock, $0.01 par value, 500,000 shares authorized; 103,852 (2005) and 100,619 (2004) issued shares	1,039	1,006
Additional paid-in capital	237,523	231,577
Accumulated deficit	(188,052)	(125,423)
Accumulated other comprehensive loss	(16,164)	(16,024)
Unearned compensation	(520)	(209)
Total stockholders' equity	33,826	90,927
Total liabilities and stockholders' equity	$ 105,504	$ 126,300

See accompanying notes to consolidated financial statements.

MINDSPEED TECHNOLOGIES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended September 30,		
	2005	2004	2003
	(In thousands, except per share amounts)		
Net revenues	$111,777	$119,435	$ 81,906
Cost of goods sold	33,704	35,149	25,127
Gross margin	78,073	84,286	56,779
Operating expenses:			
Research and development	71,355	79,582	106,289
Selling, general and administrative	41,871	46,845	49,656
Amortization of intangible assets	20,481	50,318	51,223
Special charges	5,999	387	27,170
Total operating expenses	139,706	177,132	234,338
Operating loss	(61,633)	(92,846)	(177,559)
Interest expense	(1,788)	—	—
Other income, net	1,162	320	1,078
Loss before income taxes	(62,259)	(92,526)	(176,481)
Provision for income taxes	370	721	780
Loss before cumulative effect of accounting change	(62,629)	(93,247)	(177,261)
Cumulative effect of change in accounting for goodwill	—	—	(573,184)
Net loss	$(62,629)	$(93,247)	$(750,445)
Loss per share, basic and diluted:			
Loss before cumulative effect of accounting change	$ (0.61)	$ (0.95)	$ (1.98)
Cumulative effect of change in accounting for goodwill	—	—	(6.39)
Net loss	$ (0.61)	$ (0.95)	$ (8.37)
Number of shares used in per share computation	102,190	98,140	89,623

See accompanying notes to consolidated financial statements.

MINDSPEED TECHNOLOGIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended September 30,		
	2005	2004	2003
		(In thousands)	
Cash Flows From Operating Activities			
Net loss	$(62,629)	$(93,247)	$(750,445)
Adjustments required to reconcile net loss to net cash used in operating activities:			
Cumulative effect of change in accounting for goodwill	—	—	573,184
Depreciation	9,140	11,263	14,629
Amortization of intangible assets	20,481	50,318	51,223
Asset impairments	810	—	23,397
Provision for losses on accounts receivable	(160)	(118)	(593)
Inventory provisions	489	4,697	1,239
Stock compensation	588	270	722
Other noncash items, net	520	237	(8,526)
Changes in assets and liabilities:			
Receivables	3,422	(7,848)	1,460
Inventories	767	(12,648)	(432)
Accounts payable	(3,336)	5,002	(10,403)
Deferred revenue	(19)	298	(5,553)
Accrued expenses and other current liabilities	(376)	(1,621)	(15,394)
Other	94	181	(88)
Net cash used in operating activities	(30,209)	(43,216)	(125,580)
Cash Flows From Investing Activities			
Sales of assets	151	54	9,456
Capital expenditures	(3,980)	(5,791)	(3,449)
Purchases of available-for-sale marketable securities	(76,635)	—	—
Sales of available-for-sale marketable securities	38,250	—	—
Purchases of held-to-maturity marketable securities	(3,253)	—	—
Maturities of held-to-maturity marketable securities	767	—	—
Net cash provided by (used in) investing activities	(44,700)	(5,737)	6,007
Cash Flows From Financing Activities			
Sale of convertible senior notes	43,930	—	—
Net transfers and advances from Conexant	—	—	186,584
Exercise of stock options and warrants	3,109	12,534	6,085
Deferred financing costs	(433)	(64)	(244)
Net cash provided by financing activities	46,606	12,470	192,425
Net increase (decrease) in cash and cash equivalents	(28,303)	(36,483)	72,852
Cash and cash equivalents at beginning of period	43,638	80,121	7,269
Cash and cash equivalents at end of period	$ 15,335	$ 43,638	$ 80,121

See accompanying notes to consolidated financial statements.

MINDSPEED TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE LOSS

	Common Stock		Additional Paid-In Capital	Conexant's Net Investment	Accumulated Deficit	Accumulated Other Comprehensive Loss	Unearned Compensation	Total Stockholders' Equity
	Shares	Amount						
					(In thousands)			
Balance at September 30, 2002	—	$ —	$ —	$ 738,036	$ —	$(17,713)	$ —	$ 720,323
Net loss	—	—	—	(718,269)	(32,176)	—	—	(750,445)
Currency translation adjustments	—	—	—	—	—	754	—	754
Comprehensive loss								(749,691)
Net transfers from Conexant	—	—	—	189,943	—	—	—	189,943
The Distribution	90,333	903	208,807	(209,710)	—	—	—	—
Issuance of common stock	3,212	32	6,711	—	—	—	(201)	6,542
Compensation expense related to employee stock plans	—	—	—	—	—	—	17	17
Balance at September 30, 2003	93,545	935	215,518	—	(32,176)	(16,959)	(184)	167,134
Net loss	—	—	—	—	(93,247)	—	—	(93,247)
Currency translation adjustments	—	—	—	—	—	935	—	935
Comprehensive loss								(92,312)
Issuance of common stock	7,074	71	16,059	—	—	—	(158)	15,972
Compensation expense related to employee stock plans	—	—	—	—	—	—	133	133
Balance at September 30, 2004	100,619	1,006	231,577	—	(125,423)	(16,024)	(209)	90,927
Net loss	—	—	—	—	(62,629)	—	—	(62,629)
Currency translation adjustments	—	—	—	—	—	(140)	—	(140)
Comprehensive loss								(62,769)
Issuance of common stock	3,233	33	5,946	—	—	—	(737)	5,242
Compensation expense related to employee stock plans	—	—	—	—	—	—	426	426
Balance at September 30, 2005	103,852	$1,039	$237,523	$ —	$(188,052)	$(16,164)	$(520)	$ 33,826

See accompanying notes to consolidated financial statements.

MINDSPEED TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Description of Business

Mindspeed Technologies, Inc. (Mindspeed or the Company) designs, develops and sells semiconductor networking solutions for communications applications in enterprise, access, metropolitan and wide-area networks. On June 27, 2003, Conexant Systems, Inc. (Conexant) completed the distribution (the Distribution) to Conexant stockholders of all 90,333,445 outstanding shares of common stock of its wholly owned subsidiary, Mindspeed. In the Distribution, each Conexant stockholder received one share of Mindspeed common stock (including an associated preferred share purchase right) for every three shares of Conexant common stock held and cash for any fractional share of Mindspeed common stock. Following the Distribution, Mindspeed began operations as an independent, publicly held company.

Prior to the Distribution, Conexant transferred to Mindspeed the assets and liabilities of the Mindspeed business, including the stock of certain subsidiaries, and certain other assets and liabilities which were allocated to Mindspeed under the Distribution Agreement entered into between Conexant and Mindspeed. Also prior to the Distribution, Conexant contributed to Mindspeed cash in an amount such that at the time of the Distribution Mindspeed's cash balance was $100 million (see Note 13). Mindspeed issued to Conexant a warrant to purchase 30 million shares of Mindspeed common stock at a price of $3.408 per share, exercisable for a period beginning one year and ending ten years after the Distribution. In connection with the Distribution, Mindspeed and Conexant also entered into a Credit Agreement, an Employee Matters Agreement, a Tax Allocation Agreement, a Transition Services Agreement and a Sublease.

Basis of Presentation

The consolidated financial statements, prepared in accordance with accounting principles generally accepted in the United States of America, include the accounts of Mindspeed and each of its subsidiaries. The consolidated financial statements of Mindspeed for periods prior to the Distribution include the assets, liabilities, operating results and cash flows of the Mindspeed business, including subsidiaries, contributed to Mindspeed by Conexant. Such financial statements have been prepared using Conexant's historical bases in the assets and liabilities and the historical operating results of the Mindspeed business during each respective period. Management believes the assumptions underlying the consolidated financial statements are reasonable. However, the financial information for periods prior to the Distribution may not reflect the consolidated financial position, operating results, changes in stockholders' equity and cash flows of Mindspeed in the future or what they would have been had Mindspeed been a separate, stand-alone entity during the periods presented. All accounts and transactions among Mindspeed's entities have been eliminated in consolidation.

The consolidated financial statements for periods prior to the Distribution include allocations of certain Conexant expenses (see Note 13). The expense allocations were determined using methods that Conexant and Mindspeed considered to be reasonable reflections of the utilization of services provided or the benefit received by Mindspeed. The allocation methods include specific identification, relative revenues or costs, or headcount. Management believes that the expenses allocated to Mindspeed are representative of the operating expenses it would have incurred had it operated on a stand-alone basis.

2. Summary of Significant Accounting Policies

Fiscal Periods — The Company maintains a fifty-two/fifty-three week fiscal year ending on the Friday closest to September 30. Fiscal years 2005, 2004 and 2003 comprised 52 weeks, 52 weeks and 53 weeks and ended on September 30, October 1 and October 3, respectively. For convenience, the accompanying consolidated financial statements have been shown as ending on the last day of the calendar month.

Use of Estimates — The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Among the significant estimates affecting the financial statements are those related to the allowance for doubtful accounts, inventories, long-lived assets, income taxes, restructuring costs and litigation. On an ongoing basis, management reviews its estimates based upon currently available information. Actual results could differ materially from those estimates.

Revenue Recognition — Revenues are recognized when the following fundamental criteria are met: (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred; (iii) the price to the customer is fixed or determinable; and (iv) collection of the sales price is reasonably assured. Delivery occurs when goods are shipped and title and risk of loss transfer to the customer, in accordance with the terms specified in the arrangement with the customer. Revenue recognition is deferred in all instances where the earnings process is incomplete. Certain product sales are made to electronic component distributors under agreements allowing for a right to return unsold products. Recognition of revenue on all sales to these distributors is deferred until the products are sold by the distributors to a third party. A provision for estimated sales returns and allowances from other customers is made in the same period as the related revenues are recognized, based on historical experience or the specific identification of an event necessitating a reserve. Development revenue is recognized when services are performed and was not significant for any of the periods presented.

Cash and Cash Equivalents — The Company considers all highly liquid investments with insignificant interest rate risk and original maturities of three months or less from the date of purchase to be cash equivalents. The carrying amounts of cash and cash equivalents approximate their fair values.

Inventories — Inventories are stated at the lower of cost or market. Cost is computed using the average cost method on a currently adjusted standard basis (which approximates actual cost); market is based upon estimated net realizable value. The valuation of inventories at the lower of cost or market requires the use of estimates as to the amounts of current inventories that will be sold. These estimates are dependent on the Company's assessment of current and expected orders from its customers, and orders generally are subject to cancellation with limited advance notice prior to shipment.

Property, Plant and Equipment — Property, plant and equipment is stated at cost. Depreciation is based on estimated useful lives (principally 10 to 27 years for buildings and improvements; 3 to 5 years for machinery and equipment; and the shorter of the remaining terms of the leases or the estimated economic useful lives of the improvements for land and leasehold improvements). Significant renewals and betterments are capitalized and replaced units are written off. Maintenance and repairs are charged to expense.

Goodwill and Intangible Assets — Goodwill and intangible assets principally result from six business acquisitions completed by Conexant in fiscal 2000 for the Mindspeed business. Patents, developed technology and other intangible assets are amortized on a straight-line basis over estimated useful lives of 2 to 8 years.

Change in Accounting for Goodwill — The Company adopted Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets" as of the beginning of fiscal 2003. SFAS 141 requires that all business combinations initiated after June 30, 2001 be accounted for using the purchase method and provides new criteria for recording intangible assets separately from goodwill. Upon adoption, the existing goodwill and intangible assets were evaluated against the new criteria, which resulted in certain intangible assets with a carrying value of $4.3 million being subsumed into goodwill. SFAS 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets and requires that goodwill and intangible assets that have indefinite useful lives no longer be amortized into results of operations, but instead be tested at least annually for impairment and written down when impaired. Upon adoption of SFAS 142, the Company ceased amortizing goodwill against its results of operations.

During fiscal 2003, the Company completed the transition impairment test of its goodwill (as of the beginning of fiscal 2003) required by SFAS 142. Mindspeed consists of one reporting unit (as defined in SFAS 142) and for purposes of the impairment test, its fair value was determined considering both an income approach and a market approach. Management determined that the recorded value of goodwill exceeded its fair value (estimated to be zero) by $573.2 million. The Company recorded a fiscal 2003 charge of $573.2 million — reflected in the accompanying statement of operations as the cumulative effect of a change in accounting principle — to write down the value of goodwill to estimated fair value.

Impairment of Long-Lived Assets — The Company continually monitors events or changes in circumstances that could indicate that the carrying amount of long-lived assets to be held and used, including intangible assets, may not be recoverable. The determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. When impairment is indicated for a long-lived asset, the amount of impairment loss is the excess of net book value over fair value. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell. During fiscal 2005 and 2003, the Company recorded impairment charges as discussed in Note 12. As of September 30, 2005, the Company identified no circumstances that indicated a potential impairment of any of its long-lived assets.

Foreign Currency Translation and Remeasurement — The Company's foreign operations are subject to exchange rate fluctuations and foreign currency transaction costs. The functional currency of the Company's principal foreign subsidiaries is the local currency. Assets and liabilities denominated in foreign functional currencies are translated into U.S. dollars at the rates of exchange in effect at the balance sheet dates and income and expense items are translated at the average exchange rates prevailing during the period. The resulting foreign currency translation adjustments are accumulated as a component of other comprehensive income. For the remainder of the Company's foreign subsidiaries, the functional currency is the U.S. dollar. Inventories, property, plant and equipment, cost of goods sold and depreciation for those operations are remeasured from foreign currencies into U.S. dollars at historical exchange rates; other accounts are translated at current exchange rates. Gains and losses resulting from those remeasurements are included in earnings. Gains and losses resulting from foreign currency transactions are recognized currently in earnings.

Research and Development — Research and development costs, other than software development costs, are expensed as incurred. Development costs for software to be sold or marketed are capitalized following attainment of technological feasibility. No development costs that qualify for capitalization were incurred during any of the periods presented.

Product Warranties — The Company's products typically carry a warranty for periods of up to five years. The Company establishes reserves for estimated product warranty costs in the period the related revenue is recognized, based on historical experience and any known product warranty issues.

Recent Accounting Standards — In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123 (revised 2004), "Share-Based Payment" (SFAS 123R). Under SFAS 123R, the Company will no longer be able to account for share-based compensation transactions using the intrinsic value method of Accounting Principles Board (APB) Opinion No. 25 "Accounting for Stock Issued to Employees." Instead, the Company will be required to account for such transactions using a fair-value method and to recognize the fair value of each award over the service period. Securities and Exchange Commission (SEC) Release No. 33-8568 makes SFAS 123R effective for fiscal years beginning after June 15, 2005, and SFAS 123R allows for several alternative transition methods. The Company expects to adopt SFAS 123R as of the beginning of the fiscal 2006 first quarter using "modified prospective application," which will require that the Company recognize compensation expense for new awards, modified awards and for any awards outstanding at the effective date but vesting after such date. The actual amounts of stock compensation expense the Company recognizes in periods following the adoption of SFAS 123R will depend on a number of factors, including the types of awards made, the specific terms of awards, changes in the market price of the Company's common stock and other factors. Although the Company is currently evaluating the impact of SFAS 123R on its results of operations, the Company expects the adoption of SFAS 123R to materially increase its operating expenses beginning in fiscal 2006. See *"Stock-Based Compensation"* below.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs, an amendment of Accounting Research Bulletin (ARB) No. 43, Chapter 4." SFAS 151 amends the guidance in ARB No. 43 to clarify that abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage) should be recognized as current-period charges. In addition, SFAS 151 requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. The Company must adopt SFAS 151 as of the beginning of fiscal 2006 and does not expect that the adoption of SFAS 151 will have a material impact on its financial condition or results of operations.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections," which replaces APB Opinion No. 20, "Accounting Changes," and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements." SFAS No. 154 applies to all voluntary changes in accounting principle and requires retrospective application (a term defined by the statement) to prior periods' financial statements, unless it is impracticable to determine the effect of a change. It also applies to changes required by an accounting pronouncement that does not include specific transition provisions. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company will adopt SFAS No. 154 as of the beginning of fiscal 2007 and does not expect that the adoption of SFAS 154 will have a material impact on its financial condition or results of operations.

Stock-Based Compensation — As permitted by SFAS No. 123, "Accounting for Stock-Based Compensation," the Company accounts for stock-based compensation under APB 25 and related interpretations. Under the intrinsic value method required by APB 25, the Company generally recognizes no compensation expense with respect to stock option awards. The following table illustrates the effect on net loss and net loss per share as if compensation expense for all awards of stock-based employee compensation had been determined under the fair value-based method prescribed by SFAS 123 (in thousands, except per share amounts).

	2005	2004	2003
Net loss, as reported	$(62,629)	$ (93,247)	$(750,445)
Stock-based employee compensation expense determined under the fair value method	11,464	26,025	33,202
Pro forma net loss	$(74,093)	$(119,272)	$(783,647)
Net loss per share, basic and diluted:			
As reported	$ (0.61)	$ (0.95)	$ (8.37)
Pro forma	$ (0.73)	$ (1.22)	$ (8.74)

For purposes of the pro forma disclosures, compensation expense includes the estimated fair value of all stock-based compensation awarded to Mindspeed employees, including options to purchase Conexant common stock granted to Mindspeed employees prior to the Distribution. The fair value of each award is amortized to expense over its vesting period. The decrease in stock-based employee compensation expense determined under the fair value method for fiscal years 2005 and 2004 compared to fiscal 2003 reflects the higher fair values of awards made prior to the Distribution and the effect of many of those awards becoming vested.

The Company estimates the fair value of stock options as of the date of grant using the Black-Scholes option pricing model. The Black-Scholes option pricing model requires that management make estimates of the expected price volatility of the underlying stock, dividend yield, option life and the risk-free rate of interest. The following table summarizes the weighted-average assumptions used and the resulting fair values of options granted:

	2005	2004	2003
Weighted-average fair value of options granted	$ 1.05	$ 2.73	$ 1.79
Weighted-average assumptions:			
Expected volatility	80%	98%	100%
Dividend yield	—	—	—
Expected option life	2.2 years	3.3 years	3.5 years
Risk-free interest rate	3.9%	2.7%	2.3%

The Company estimates the expected life of each award based on its terms, including vesting provisions. The fiscal 2005 stock option awards include a broad-based grant of options to purchase an aggregate of 2.4 million shares at $2.28 per share, of which 50% vest six months following the grant date and the remainder vest one year after the grant date. Other stock option awards generally vest ratably over four years.

As required by SFAS 123R, stock compensation expense for fiscal 2006 and thereafter will include the value of new awards, modified awards and unvested awards outstanding at September 30, 2005. The Company expects the amount of stock compensation expense for unvested stock option awards outstanding at September 30, 2005, by fiscal year, will be approximately $3.5 million (2006), $1.4 million (2007) and $0.3 million (2008). However, the actual amounts of such expense will depend on forfeitures of outstanding awards.

Income Taxes — The provision for income taxes is determined in accordance with SFAS No. 109, "Accounting For Income Taxes." Deferred tax assets and liabilities are determined based on the temporary differences between the financial reporting and tax bases of assets and liabilities, applying enacted statutory tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is recorded when it is more likely than not that some or all of the deferred tax assets will not be realized. For periods prior to the Distribution, Mindspeed's results of operations were included in Conexant's consolidated federal and state income tax returns. The provision for income taxes for periods prior to the Distribution is calculated as if Mindspeed had filed separate tax returns as an independent company. See Note 4.

Loss Per Share — Basic loss per share is based on the weighted-average number of shares of common stock outstanding during the period. Diluted loss per share also includes the effect of stock options, warrants and other common stock equivalents outstanding during the period if such securities are dilutive. Because the Company incurred a net loss in each of the periods presented, the potential dilutive effect of the Company's outstanding stock options, stock warrants and convertible senior notes was not included in the computation of diluted loss per share because these securities were antidilutive. For periods prior to the Distribution, the weighted-average number of shares outstanding is based on Conexant's weighted-average shares outstanding.

Concentrations — Financial instruments that potentially subject the Company to a concentration of credit risk consist principally of cash and cash equivalents, marketable securities and trade accounts receivable. Cash and cash equivalents consist of demand deposits and money market funds maintained with several financial institutions. Deposits held with banks may exceed the amount of insurance provided on such deposits. Generally, these deposits may be redeemed upon demand and are maintained with high-credit quality financial institutions and therefore have minimal credit risk. Marketable securities consist of U.S. Treasury securities and auction rate securities, all of which are high investment grade. The Company, by policy, limits the amount of credit exposure through diversification and investment in highly rated securities. The Company's trade accounts receivable primarily are derived from sales to manufacturers of network infrastructure equipment and electronic component distributors. Management believes that credit risks on trade accounts receivable are moderated by the diversity of its end customers and geographic sales areas. The Company performs ongoing credit evaluations of its customers' financial condition and requires collateral, such as letters of credit and bank guarantees, whenever deemed necessary.

The following individual customers accounted for 10% or more of net revenues:

	2005	2004	2003
Customer A	16%	16%	22%
Customer B	14%	8%	6%
Customer C	12%	8%	12%
Customer D	11%	9%	7%
Customer E	—	12%	7%

The following individual customers accounted for 10% or more of total accounts receivable at fiscal year ends:

	2005	2004
Customer A	14%	11%
Customer B	10%	15%
Customer E	—	13%
Customer F	19%	8%
Customer G	17%	1%

Supplemental Cash Flow Information — Interest paid was $0.8 million for fiscal 2005; the Company paid no interest during fiscal 2004 or 2003. Income taxes paid were $0.4 million, $0.3 million and $0.4 million during fiscal 2005, 2004 and 2003, respectively.

Comprehensive Loss — Accumulated other comprehensive loss at September 30, 2005 and 2004 consists of foreign currency translation adjustments. Foreign currency translation adjustments are not presented net of any tax effect as the Company does not expect to incur any tax liability or realize any benefit related thereto.

3. Supplemental Financial Statement Data

Marketable Securities

Marketable securities at fiscal year end consist of the following (in thousands):

	2005	
	Amortized Cost	Fair Value
Available-for-sale securities:		
Auction rate securities	$38,385	$38,385
Held-to-maturity securities:		
U.S. Treasury securities	$ 2,546	$ 2,526
Less amounts classified as noncurrent	(837)	(825)
	$ 1,709	$ 1,701

Available-for-sale marketable securities consist of auction rate securities with interest at rates that are reset periodically (generally every seven or twenty-eight days), each having contractual maturity dates in excess of ten years. These securities are recorded at fair value in the accompanying balance sheets; any unrealized gains/losses are included in other comprehensive income, unless a loss is determined to be other than temporary. As of September 30, 2005, there are no unrealized holding gains or losses. The Company classifies all available-for-sale securities as current assets in the accompanying balance sheets because the Company has the ability and intent to sell these securities as necessary to meet its liquidity requirements.

Held-to-maturity marketable securities consist of U.S. Treasury securities having an aggregate face amount of approximately $2.6 million purchased in connection with the sale of $46.0 million aggregate principal amount of Convertible Senior Notes. These securities, which mature at various dates through November 2006, were pledged to the trustee for the payment of the first four scheduled interest payments on the notes when due. Consequently, these securities are classified as held-to-maturity securities and are recorded at their amortized cost.

Inventories

Inventories at fiscal year ends consist of the following (in thousands):

	2005	2004
Work-in-process	$ 5,422	$ 4,585
Finished goods	5,308	7,401
	$10,730	$11,986

The Company assesses the recoverability of inventories through an ongoing review of inventory levels in relation to sales backlog and forecasts, product marketing plans and product life cycles. When the inventory on hand exceeds the foreseeable demand, the value of inventory that at the time of the review is not expected to be sold is written down. The amount of the write-down is the excess of historical cost over estimated realizable value (generally zero). Once established, these write-downs are considered permanent adjustments to the cost basis of the excess inventory.

The assessment of the recoverability of inventories, and the amounts of any write-downs, are based on currently available information and assumptions about future demand (generally over twelve months) and market conditions. Demand for the Company's products may fluctuate significantly over time, and actual demand and market conditions may be more or less favorable than those projected by management. In the event that actual demand is lower than originally projected, additional inventory write-downs may be required.

The Company may retain and make available for sale some or all of the inventories which have been written down. In the event that actual demand is higher than originally projected, the Company may be able to sell a portion of these inventories in the future. The Company generally scraps inventories which have been written down and are identified as obsolete.

Our gross margin included a benefit of $8.7 million (2005), $9.0 million (2004) and $4.1 million (2003) from the sale of inventories that we had written down to a zero cost basis during fiscal 2001.

Property, Plant and Equipment

Property, plant and equipment at fiscal year ends consists of the following (in thousands):

	2005	2004
Machinery and equipment	$ 68,868	$ 72,090
Leasehold improvements	3,982	3,943
Construction in progress	706	2,253
	73,556	78,286
Accumulated depreciation and amortization	(58,666)	(57,307)
	$ 14,890	$ 20,979

Intangible Assets

Intangible assets at fiscal year-ends consist of the following (in thousands):

	2005		2004	
	Gross Asset	Accumulated Amortization	Gross Asset	Accumulated Amortization
Developed technology	$227,786	$(227,786)	$228,618	$(210,467)
Customer base	27,896	(27,896)	28,045	(25,916)
Other intangible assets	10,679	(10,679)	10,786	(10,681)
	$266,361	$(266,361)	$267,449	$(247,064)

The changes in the gross amounts of intangible assets as of September 30, 2005, as compared with September 30, 2004, reflect the impact of foreign currency translation adjustments. Intangible assets are amortized over periods averaging approximately five years for each major asset class and extending to various dates through June 2005. Amortization of intangible assets totaled $20.5 million (2005), $50.3 million (2004) and $51.2 million (2003).

4. Income Taxes

The components of the provision for income taxes are as follows (in thousands):

	2005	2004	2003
Current:			
United States	$ —	$ —	$ —
Foreign	24	357	528
State and local	15	5	252
Total current	39	362	780
Deferred:			
United States	—	—	—
Foreign	331	359	—
State and local	—	—	—
Total deferred	331	359	—
	$370	$721	$780

A reconciliation of income taxes computed at the U.S. federal statutory income tax rate to the provision for income taxes on continuing operations follows (in thousands):

	2005	2004	2003
U.S. federal statutory tax at 35%	$(21,791)	$(32,384)	$(61,768)
State taxes, net of federal effect	(1,563)	(1,165)	(4,532)
Foreign income taxes in excess of U.S.	(866)	3,308	3,410
Research and development credits	(2,819)	(1,864)	—
Valuation allowance	26,836	32,783	63,587
Other	573	43	83
Provision for income taxes	$ 370	$ 721	$ 780

Income (loss) before income taxes consists of the following components (in thousands):

	2005	2004	2003
United States	$(65,749)	$(84,946)	$(169,158)
Foreign	3,490	(7,580)	(7,323)
	$(62,259)	$(92,526)	$(176,481)

Deferred income tax assets and liabilities at fiscal year-ends consist of the tax effects of temporary differences related to the following (in thousands):

	2005	2004
Deferred tax assets:		
Inventories	$ 17,151	$ 21,353
Deferred revenue	1,357	1,678
Accrued compensation and benefits	1,641	1,625
Product returns and allowances	808	828
Net operating losses	207,804	187,378
Research and development and investment credits	26,783	23,964
Foreign deferred taxes	852	1,183
Other	6,013	5,144
Valuation allowance	(250,957)	(224,045)
Total deferred tax assets	11,452	19,108
Deferred tax liabilities:		
Intangible assets	—	6,959
Property, plant and equipment	674	2,016
Deferred state taxes	9,926	8,063
Other	—	887
Total deferred tax liabilities	10,600	17,925
Net deferred tax assets	$ 852	$ 1,183

Based upon the Company's operating losses and expected future operating results, management determined that it is more likely than not that the U.S. federal and state deferred tax assets as of September 30, 2005 and 2004 will not be realized through the reduction of future income tax payments.

Consequently, the Company has established a valuation allowance for its net U.S. federal and state deferred tax assets as of those dates.

Through the Distribution date, Mindspeed's results of operations were included in Conexant's consolidated federal and state income tax returns. The provision for income taxes and the related deferred tax assets and liabilities for periods prior to the Distribution were calculated as if Mindspeed had filed separate tax returns as an independent company.

In connection with the Distribution, Mindspeed and Conexant entered into a tax allocation agreement which provides, among other things, for the allocation between Conexant and Mindspeed of federal, state, local and foreign tax liabilities relating to Mindspeed. The tax allocation agreement also allocates the liability for any taxes that may arise in connection with the Distribution. The tax allocation agreement generally provides that Conexant will be responsible for any such taxes. However, Mindspeed will be responsible for any taxes imposed on Mindspeed, Conexant or Conexant stockholders if either the Distribution fails to qualify as a reorganization for U.S. federal income tax purposes or the distribution of Mindspeed Technologies common stock is disqualified as a tax-free transaction to Conexant for U.S. federal income tax purposes and such failure or disqualification is attributable to post-Distribution transaction actions by Mindspeed, its subsidiaries or its stockholders.

As of September 30, 2005, Mindspeed had U.S. federal net operating loss carryforwards of approximately $572.7 million, which expire at various dates from 2022 through 2025, and aggregate state net operating loss carryforwards of approximately $83.1 million, which expire at various dates from 2012 through 2015. Mindspeed also has U.S. federal and state research and development tax credit carryforwards of approximately $11.4 million and $15.4 million, respectively. The U.S. federal credits expire at various dates from 2022 through 2025, while the state credits have no expiration date.

The deferred tax assets as of September 30, 2005 include a deferred tax asset of $9.7 million representing net operating losses arising from the exercise of stock options by Mindspeed employees. To the extent the Company realizes any tax benefit for the net operating losses attributable to the stock option exercises, such amount would be credited directly to stockholders' equity.

5. Convertible Senior Notes

In December 2004, the Company sold $46.0 million aggregate principal amount of Convertible Senior Notes due 2009 for net proceeds (after discounts and commissions) of approximately $43.9 million. The notes are senior unsecured obligations of the Company, ranking equal in right of payment with all future unsecured indebtedness. The notes bear interest at a rate of 3.75%, payable semiannually in arrears each May 18 and November 18. The Company used approximately $3.3 million of the proceeds to purchase U.S. government securities that have been pledged to the trustee for the payment of the first four scheduled interest payments on the notes when due.

The notes are convertible, at the option of the holder, at any time prior to maturity into shares of the Company's common stock. Upon conversion, the Company may, at its option, elect to deliver cash in lieu of shares of its common stock or a combination of cash and shares of common stock. Effective May 13, 2005, the conversion price of the notes was adjusted to $2.31 per share of common stock, which is equal to a conversion rate of approximately 432.9004 shares of common stock per $1,000 principal amount of notes. Prior to this adjustment, the conversion price applicable to the notes was $2.81 per share of common stock, which was equal to approximately 355.8719 shares of common stock per $1,000 principal amount of notes. The adjustment was made pursuant to the terms of the indenture governing the notes. The conversion price is subject to further adjustment under the terms of the indenture to reflect stock dividends, stock splits, issuances of rights to purchase shares of common stock and certain other events.

If the Company undergoes certain fundamental changes (as defined in the indenture), holders of notes may require the Company to repurchase some or all of their notes at 100% of the principal amount plus accrued and unpaid interest. If, upon notice of certain events constituting a fundamental change, holders of the notes elect to convert the notes, the Company will be required to increase the number of shares issuable upon conversion by up to 78.9 shares per $1,000 principal amount of notes. The number of additional shares, if any, will be determined by the table set forth in the indenture governing the notes. In the event of a non-stock change of control constituting a "public acquirer change of control" (as defined in the indenture), the Company may, in lieu of issuing additional shares or making an additional cash payment upon conversion as required by the indenture, elect to adjust the conversion price and the related conversion obligation such that the noteholders will be entitled to convert their notes into a number of shares of public acquirer common stock.

For financial accounting purposes, the Company's contingent obligation to issue additional shares or make an additional cash payment upon conversion following a fundamental change is an "embedded derivative." As of September 30, 2005, the estimated fair value of the Company's liability under the fundamental change adjustment was not significant.

In connection with the sale of the notes, the Company granted the purchasers certain registration rights. The Company's Form S-3 registration statement covering the resale of the notes and the sale of shares issuable upon conversion of the notes was declared effective by the SEC on April 6, 2005.

Upon completion of the sale of the notes, the $50 million Credit Agreement with Conexant was terminated. The Company had made no borrowings under the credit facility, and no portion of the related warrant is, or will become, exercisable.

As of September 30, 2005, the estimated fair value of the convertible senior notes was $41.2 million.

6. Commitments

The Company leases its headquarters and principal design center in Newport Beach, California from Conexant. In March 2005, the Company and Conexant entered into an Amended and Restated Sublease. As amended, the Sublease has an initial term extending through June 2008 and the Company may, at its option, extend the Sublease for an additional two-year term. Rent payable under the amended Sublease is approximately $3.9 million annually, subject to annual increases of 3%, plus a prorated portion of operating expenses associated with the leased property. The Company's minimum future obligation under the amended Sublease is estimated at approximately $6.2 million annually (a total of $17.2 million over the remainder of the initial lease term), but actual costs will vary based upon Conexant's actual costs. In addition, each year the Company may elect to purchase certain services from Conexant based on a prorated portion of Conexant's actual costs.

The Company leases its other facilities and certain equipment under non-cancelable operating leases. The leases expire at various dates through 2014 and contain various provisions for rental adjustments including, in certain cases, adjustments based on increases in the Consumer Price Index. The leases generally contain renewal provisions for varying periods of time.

Rental expense was approximately $7.3 million (2005), $6.8 million (2004) and $9.0 million (2003). Rental expense includes $3.7 million (2005), $4.5 million (2004) and $1.2 million (2003) paid to Conexant under the Sublease. As of September 30, 2005, the Company's minimum future obligations under operating leases (including the estimated minimum future obligation under the Sublease) are as follows (in thousands):

Fiscal Year	
2006	$ 9,727
2007	8,088
2008	5,445
2009	605
2010	334
Thereafter	651
Total minimum future lease payments	$24,850

The minimum future lease payments as of September 30, 2005 include an aggregate of $2.3 million relating to facilities no longer occupied by the Company, which is included in the restructuring liability in the accompanying consolidated balance sheets.

7. Contingencies

Various lawsuits, claims and proceedings have been or may be instituted or asserted against Conexant or Mindspeed, including those pertaining to product liability, intellectual property, environmental, safety and health, and employment matters. In connection with the Distribution, Mindspeed assumed responsibility for all contingent liabilities and current and future litigation against Conexant or its subsidiaries to the extent such matters relate to Mindspeed.

The outcome of litigation cannot be predicted with certainty and some lawsuits, claims or proceedings may be disposed of unfavorably to the Company. Many intellectual property disputes have a risk of injunctive relief and there can be no assurance that the Company will be able to license a third party's intellectual property. Injunctive relief could have a material adverse effect on the financial condition or results of operations of the Company. Based on its evaluation of matters which are pending or asserted, management of the Company believes the disposition of such matters will not have a material adverse effect on the financial condition or results of operations of the Company.

8. Guarantees

The Company has made guarantees and indemnities, under which it may be required to make payments to a guaranteed or indemnified party, in relation to certain transactions. In connection with the Distribution, the Company generally assumed responsibility for all contingent liabilities and then-current and future litigation against Conexant or its subsidiaries related to Mindspeed. The Company may also be responsible for certain federal income tax liabilities under the tax allocation agreement between Mindspeed and Conexant, which provides that the Company will be responsible for certain taxes imposed on Mindspeed, Conexant or Conexant stockholders. In connection with the sales of its products, the Company provides intellectual property indemnities to its customers. In connection with certain facility leases, the Company has indemnified its lessors for certain claims arising from the facility or the lease. The Company indemnifies its directors, officers, employees and agents to the maximum extent permitted under the laws of the State of Delaware. The duration of the guarantees and indemnities varies, and in many cases is indefinite. The guarantees and indemnities to customers in connection with product sales generally are subject to limits based upon the amount of the related product sales. Some customer guarantees and indemnities, and the majority of other guarantees and indemnities, do not provide for any limitation of the maximum potential future payments the Company could be obligated to make. The Company has not recorded any liability for these guarantees and indemnities in the accompanying consolidated balance sheets.

9. Capital Stock

The Company's authorized capital consists of 500,000,000 shares of common stock, par value $0.01 per share, and 25,000,000 shares of preferred stock, par value $0.01 per share, of which 2,500,000 shares are designated as Series A junior participating preferred stock (Junior Preferred Stock).

The Company has a preferred share purchase rights plan to protect stockholders' rights in the event of a proposed takeover of the Company. Pursuant to the preferred share purchase right (a Right) attached to each share of common stock, the holder may, in certain takeover-related circumstances, become entitled to purchase from the Company 1/100th of a share of Junior Preferred Stock at a price of $20, subject to adjustment. Also, in certain takeover-related circumstances, each Right (other than those held by an acquiring person) will generally be exercisable for shares of the Company's common stock or stock of the acquiring person having a then-current market value of twice the exercise price. In certain events, each Right may be exchanged by the Company for one share of common stock or 1/100th of a share of Junior Preferred Stock. The Rights expire on June 26, 2013, unless earlier exchanged or redeemed at a redemption price of $0.01 per Right, subject to adjustment.

Warrants

In the Distribution, Mindspeed issued to Conexant a warrant to purchase 30 million shares of Mindspeed common stock at a price of $3.408 per share, exercisable through June 27, 2013. The $89 million fair value of the warrant (estimated by management at the time of the Distribution using the Black-Scholes option pricing model) was recorded as a return of capital to Conexant. As of September 30, 2005, the entire warrant remains outstanding.

The warrant held by Conexant contains antidilution provisions that provide for adjustment of the warrant's exercise price, and the number of shares issuable under the warrant, upon the occurrence of certain events. In the event that the Company issues, or is deemed to have issued, shares of its common stock, or securities convertible into its common stock, at prices below the current market price of its common stock (as defined in the warrant) at the time of the issuance of such securities, the warrant's exercise price will be reduced and the number of shares issuable under the warrant will be increased. The amount of such adjustment, if any, will be determined pursuant to a formula specified in the warrant and will depend on the number of shares issued, the offering price and the current market price of the common stock at the time of the issuance of such securities.

Also in the Distribution, as a result of adjustments made to an outstanding warrant to purchase shares of Conexant common stock, Mindspeed issued to Jazz Semiconductor, Inc. (Jazz) a warrant to purchase 1,036,806 shares of Mindspeed common stock, at a price of $2.5746 per share. During fiscal 2005, the Company issued 478,405 shares of its common stock upon the exercise of all remaining warrants held by Jazz for aggregate proceeds of $1.2 million. The Company issued 477,344 shares (2004) and 81,057 shares (2003) of its common stock upon the exercise of warrants by Jazz, for aggregate proceeds of $1.2 million and $0.2 million, respectively.

10. Stock-Based Compensation

In connection with the Distribution, each holder of a Conexant stock option (other than options held by persons in certain foreign locations) received an option to purchase a number of shares of Mindspeed common stock. The number of shares subject to, and the exercise prices of, the outstanding Conexant options and the Mindspeed options were adjusted so that the aggregate intrinsic value of the options was equal to the intrinsic value of the Conexant option immediately prior to the Distribution and the ratio of the exercise price per share to the market value per share of each option was the same immediately before and after the Distribution. As a result of such option adjustments, Mindspeed issued options to purchase an aggregate of approximately

29.9 million shares of its common stock to holders of Conexant stock options (including Mindspeed employees).

Stock Option Awards

The Company has long-term incentive plans that provide for the grant of stock options, restricted stock and other stock-based awards to officers and other employees and certain non-employees. Subsequent to the Distribution and through fiscal 2005, awards of stock-based compensation have principally consisted of stock options. Stock option awards have an exercise price not less than the market value at the date of grant and a term of eight or ten years. The fiscal 2005 stock option awards include a broad-based grant of options to purchase an aggregate of 2.4 million shares at $2.28 per share, of which 50% vest six months following the grant date and the remainder vest one year after the grant date. Other stock option awards generally vest ratably over four years. A summary of activity under Mindspeed's stock option plans follows (shares in thousands):

	2005		2004		2003	
	Number of Shares	Weighted-Average Exercise Price	Number of Shares	Weighted-Average Exercise Price	Number of Shares	Weighted-Average Exercise Price
Outstanding at beginning of period	26,859	$2.30	30,466	$2.07	—	$ —
Issued in connection with the Distribution	—	—	—	—	29,936	1.98
Granted	3,143	2.26	2,839	4.31	4,251	2.69
Exercised	(1,188)	1.59	(5,516)	2.04	(2,977)	2.02
Forfeited or expired	(2,734)	2.52	(930)	2.53	(744)	2.09
Outstanding at end of period	26,080	2.30	26,859	2.30	30,466	2.07
Exercisable at end of period	19,104	2.21	17,722	2.13	17,581	2.14

The following table summarizes all options to purchase Mindspeed common stock outstanding at September 30, 2005 (shares in thousands):

	Outstanding			Exercisable	
Range of Exercise Prices	Number of Shares	Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price	Number of Shares	Weighted-Average Exercise Price
$0.14 - $ 1.58	3,696	5.1	$1.03	1,962	$1.03
1.61 - 2.27	8,271	3.6	1.82	7,985	1.81
2.28 - 2.73	10,636	5.8	2.45	7,430	2.42
2.79 - 4.41	2,803	5.7	3.54	1,439	3.76
4.46 - 23.29	674	6.2	7.79	288	7.93
0.14 - 23.29	26,080	5.0	2.30	19,104	2.21

The outstanding stock options include options held by Mindspeed employees to purchase an aggregate of 16.9 million shares of Mindspeed common stock, which are summarized in the following table (shares in thousands):

	Outstanding			Exercisable	
Range of Exercise Prices	Number of Shares	Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price	Number of Shares	Weighted-Average Exercise Price
\$0.14 - \$ 1.51	1,687	5.2	\$1.06	841	\$1.05
1.61 - 2.27	4,683	4.1	1.83	4,421	1.81
2.28 - 2.73	7,681	6.1	2.48	4,551	2.46
2.82 - 4.41	2,245	6.3	3.43	893	3.59
4.46 - 16.98	571	6.6	7.74	200	7.96
0.14 - 16.98	16,867	5.5	2.46	10,906	2.28

Restricted Stock Awards

The Company's long-term incentive plans also provide for awards of restricted shares of common stock and other stock-based incentive awards. Prior to the Distribution, similar awards were made to Mindspeed employees under Conexant's long-term incentives plans. Restricted stock awards are subject to forfeiture if employment terminates during the prescribed retention period (generally within two years of the date of award) or, in certain cases, if prescribed performance criteria are not met. The fair value of restricted stock awards is charged to expense over the vesting period. Restricted stock grants totaled 421,000 shares (2005), 51,000 shares (2004) and 52,000 shares (2003). Mindspeed recorded compensation expense of \$0.4 million (2005), \$0.1 million (2004) and \$0.1 million (2003) for the value of restricted stock awards to employees, including amounts allocated from Conexant.

Employee Stock Purchase Plan

The Company has an employee stock purchase plan under which eligible employees may authorize the Company to withhold up to 10% of their compensation for each pay period to purchase shares of the Company's common stock, subject to certain limitations. Through July 2005, purchases were made at specified intervals during a 24-month offering period at 85% of the lower of the fair market value on the first day of the 24-month offering period or on the purchase date. Prior to the Distribution, Mindspeed employees were eligible to participate in a similar plan sponsored by Conexant. In 2005, the Company amended the employee stock purchase plan to provide for purchases to be made at the end of each offering period, based on the fair market value of our common stock on the purchase date. New offerings under the plan provide for a discount of 5%. The offering periods generally commence on the first trading day of March and September of each year and are generally six months in duration, but may be terminated earlier under certain circumstances. The Company issued 666,000 shares (2005) and 783,000 shares (2004) of its common stock under the employee stock purchase plan for net proceeds of \$1.1 million and \$2.2 million, respectively.

11. Employee Benefit Plans

The Company sponsors a 401(k) retirement savings plan for its eligible employees. Prior to the Distribution, Mindspeed employees were eligible to participate in similar plans sponsored by Conexant. The Company matches a portion of employee contributions and funds the matching contribution in shares of its common stock. The Company issued 483,000 shares (2005), 220,000 shares (2004) and 118,000 shares (2003) of its common stock to fund the matching contributions. The Company recognized expenses under the retirement savings plans, including amounts allocated from Conexant, of $0.9 million (2005), $1.2 million (2004) and $2.4 million (2003).

12. Special Charges

Special charges consist of the following (in thousands):

	2005	2004	2003
Asset impairments	$ 810	$ —	$23,397
Restructuring charges	5,189	387	12,314
Other special charges	—	—	(8,541)
	$5,999	$387	$27,170

Asset Impairments

2005 Impairments — During fiscal 2005, the Company recorded asset impairment charges totaling $810,000 related to property and equipment that it determined to abandon or scrap, including assets associated with the closure of the Company's former design centers in Herzlia, Israel and Lisle, Illinois.

2003 Impairments — During fiscal 2003, the Company recorded an impairment charge of $19.1 million to write down the carrying value of identified intangible assets (principally developed technology) related to the HotRail subsidiary. In January 2003, the Company decided to close the HotRail design center and to curtail investment in selected associated products. Management evaluated the recoverability of the assets of the HotRail business to determine whether their value was impaired, based upon the future cash flows expected to be generated by the affected products over the remainder of their life cycles (estimated to be approximately five years). The estimated sales volumes, pricing, gross margin and operating expenses were consistent with historical trends and other available information. Since the estimated undiscounted cash flows were less than the carrying value (approximately $27.4 million) of the related assets, management determined that the value of such assets was impaired. The Company recorded an impairment charge of $19.1 million, which was determined by comparing the estimated fair value of the assets to their carrying value. The fair value of the assets was determined by computing the present value of the expected future cash flows using a discount rate of 18%, which management believes is commensurate with the underlying risks associated with the projected cash flows. Management believes the assumptions used in the discounted cash flow model represent a reasonable estimate of the fair value of the assets. The write-down established a new cost basis for the impaired assets.

Also during fiscal 2003, the Company recorded asset impairment charges totaling $4.3 million related to certain assets that it determined to abandon or scrap.

Restructuring Charges

The Company has implemented a number of cost reduction initiatives to improve its operating cost structure. The cost reduction initiatives included workforce reductions, significant reductions in capital spending, the consolidation of certain facilities and salary reductions for the senior management team. The costs and expenses associated with the restructuring activities are included in special charges in the accompanying consolidated statements of operations.

Mindspeed Strategic Restructuring Plan — In fiscal 2002, the Company initiated a number of cost reduction actions — including workforce reductions, the closure of Novanet Semiconductor Ltd. and the divestiture of NetPlane Systems, Inc. — and recorded fiscal 2002 restructuring charges totaling $23.2 million. In fiscal 2003, the Company implemented an additional workforce reduction affecting approximately

80 employees and closed its design center in Bristol, England. The Company recorded fiscal 2003 restructuring charges of $2.3 million for the workforce reductions, based upon estimates of the cost of severance benefits for the affected employees, and $4.6 million for commitments under license obligations for the purchase of design tools that the Company determined would not be used in the future. During fiscal 2003, the Company completed the workforce reductions. During fiscal 2005, the Company reversed $740,000 of previously accrued costs upon the resolution of liabilities under certain operating leases.

Activity and liability balances related to the Mindspeed strategic restructuring plan for the three years ended September 30, 2005 are as follows (in thousands):

	Workforce Reductions	Facility and Other	Total
Restructuring balance, September 30, 2002	$ 4,090	$14,544	$ 18,634
Charged to costs and expenses	2,341	4,589	6,930
Cash payments	(6,431)	(9,980)	(16,411)
Restructuring balance, September 30, 2003	—	9,153	9,153
Expense reversal	—	(38)	(38)
Cash payments	—	(5,149)	(5,149)
Restructuring balance, September 30, 2004	—	3,966	3,966
Expense reversal	—	(740)	(740)
Cash payments	—	(1,620)	(1,620)
Restructuring balance, September 30, 2005	$ —	$ 1,606	$ 1,606

Mindspeed 2003 Restructuring Plan — In March 2003, the Company announced a number of expense reduction and restructuring initiatives intended to further improve its operating cost structure. The actions included the closure of the HotRail design center in San Jose, California and a workforce reduction of approximately 130 employees. Restructuring charges for this plan included an aggregate of $4.8 million for severance benefits paid to the affected employees and $1.3 million for costs associated with the consolidation of certain facilities and lease cancellation and related costs. Activity and liability balances related to the Mindspeed 2003 restructuring plan through September 30, 2005 are as follows (in thousands):

	Workforce Reductions	Facility and Other	Total
Charged to costs and expenses	$ 4,077	$1,568	$ 5,645
Cash payments	(3,759)	(191)	(3,950)
Restructuring balance, September 30, 2003	318	1,377	1,695
Charged to costs and expenses	689	(264)	425
Cash payments	(957)	(357)	(1,314)
Restructuring balance, September 30, 2004	50	756	806
Cash payments	(50)	(220)	(270)
Restructuring balance, September 30, 2005	$ —	$ 536	$ 536

Mindspeed 2004 Restructuring Plan — In October 2004, the Company announced a restructuring plan intended to reduce its operating expenses while focusing its research and development investment in key high-growth markets, including voice-over-Internet protocol (VoIP) and high-performance analog applications. The expense reduction actions included workforce reductions and the closure of design centers in Herzlia, Israel and Lisle, Illinois. Approximately 80% of the expense reductions were derived from the termination of research and development programs which the Company believes had a longer return-on-investment timeframe or that addressed slower growth markets. The affected research and development programs were principally the Company's asynchronous transfer mode (ATM)/multi-protocol label switching (MPLS) network processor products and, to a lesser extent, its T/E carrier transmission products. The remainder of the cost savings came from the selling, general and administrative functions. Through September 30, 2005, the Company had completed substantially all of these actions, reducing its workforce by approximately 90 employees.

In connection with these actions, the Company recorded fiscal 2005 restructuring charges of approximately $5.9 million. The restructuring charges included an aggregate of $3.4 million for the workforce reductions, based upon estimates of the cost of severance benefits for the affected employees, and approximately $2.5 million related to contractual obligations for the purchase of design tools and other services in excess of anticipated requirements. Activity and liability balances related to the Mindspeed 2004 restructuring plan through September 30, 2005 are as follows (in thousands):

	Workforce Reductions	Facility and Other	Total
Charged to costs and expenses	$ 3,412	$ 2,517	$ 5,929
Cash payments	(2,575)	(1,546)	(4,121)
Restructuring balance, September 30, 2005	$ 837	$ 971	$ 1,808

Other Restructuring Plans — In fiscal 2003, the Company reversed $261,000 of previously accrued costs upon the resolution of liabilities for severance benefits payable under three additional restructuring plans initiated in fiscal 2001 and 2002. Also in fiscal 2003, the Company made cash payments of $80,000 to complete the cost reduction actions under one of these plans and, as of September 30, 2003, the Company had no remaining liabilities under these restructuring plans.

Through September 30, 2005, the Company paid an aggregate of $41.1 million in connection with its restructuring plans (including amounts paid prior to fiscal 2003) and has a remaining accrued restructuring balance totaling $4.0 million (including $509,000 classified as a long-term liability), principally representing obligations under non-cancelable leases and other contractual commitments. The Company expects to pay these obligations over their respective terms, which expire at various dates through fiscal 2008. The payments will be funded from available cash balances and funds from product sales and are not expected to impact significantly the Company's liquidity.

Other Special Charges

Other special charges for fiscal 2003 consist of a $9.0 million gain on the sale of the assets of NetPlane, partially offset by losses on other asset sales.

13. Related Party Transactions

Prior to the Distribution, the Company operated as a wholly owned subsidiary of Conexant. Conexant maintained a centralized treasury function and provided funding for Mindspeed's capital requirements. This funding consisted of Conexant's payment of expenses allocated to Mindspeed and payments made by Conexant on behalf of Mindspeed for operating expenses, capital expenditures and acquisitions, offset by Mindspeed's cash receipts. The financing provided by Conexant took the form of equity capital advances in Mindspeed, with no formal repayment or interest arrangements, nor any expectation of any such arrangements in the future. The equity capital advances have been presented as additions to Conexant's net investment in the consolidated statements of stockholders' equity and comprehensive loss. Conexant provided the financing from its cash reserves, cash generated from operations and debt incurred at the parent level. The accompanying consolidated financial statements do not include any allocation of Conexant's debt or the related interest expense.

The Distribution Agreement between Conexant and Mindspeed provides for, among other things, the principal corporate transactions required to effect the separation of Mindspeed from Conexant, the distribution of Mindspeed common stock and certain other terms governing the relationship between Conexant and Mindspeed with respect to or in consequence of the Distribution. Under the Distribution Agreement, Conexant transferred to Mindspeed certain specifically identified assets and other assets used primarily or exclusively in the Mindspeed business. The Distribution Agreement also provides generally for the assumption by Mindspeed of all liabilities related to its business. Pursuant to the Distribution Agreement, Conexant made a pre-Distribution cash contribution to Mindspeed in an amount such that at the time of the Distribution Mindspeed's cash balance was $100 million.

For periods prior to the Distribution, Mindspeed's cost of goods sold and operating expenses include allocations from Conexant for certain services which Conexant provided to Mindspeed and facility rent. Expenses allocated from Conexant included in the accompanying consolidated statements of operations for periods prior to the Distribution are as follows (in thousands):

	2003
Cost of goods sold	$ 491
Research and development	3,294
Selling and marketing	2
General and administrative	3,470
	$7,257

Operating costs and expenses were allocated based upon specific identification to the extent possible; the remaining common costs are allocated on bases that management considered to be reasonable reflections of the utilization of services provided to or the benefit received by Mindspeed. The primary methods used to allocate common costs and expenses were (i) detailed activity-based analyses or (ii) the percentage of specifically identified costs incurred by Mindspeed to the total of all specifically identified costs incurred by Conexant.

Following the Distribution, Mindspeed and Conexant each provided certain services to the other under the Transition Services Agreement. The accompanying consolidated statements of operations include expenses of $0.1 million (2004) and $0.4 million (2003) for services purchased from Conexant under the Transition Services Agreement subsequent to the Distribution. For fiscal 2005, services under the Transition Services Agreement were not significant.

Sales to Conexant were $1.2 million (2005), $1.2 million (2004) and $0.4 million (2003). As of September 30, 2005, a liability to Conexant of $0.1 million is included in accounts payable in the accompanying consolidated balance sheets. As of September 30, 2004, a receivable from Conexant of $1.7 million is included in other current assets.

14. Segment and Other Information

The Company operates a single business segment which designs, develops and sells semiconductor networking solutions for communications applications in enterprise, access, metropolitan and wide-area networks. Revenues by product line are as follows (in thousands):

	2005	2004	2003
Multiservice access DSP products	$ 33,048	$ 26,524	$ 7,942
High-performance analog products	27,087	24,636	21,899
WAN communications products	51,642	67,968	50,786
Other	—	307	1,279
	$111,777	$119,435	$81,906

Other revenues for fiscal 2003 principally represent revenues of the NetPlane Systems software business, which the Company sold in the second quarter of fiscal 2003.

Revenues by geographic area are presented based upon the country of destination. Revenues by geographic area are as follows (in thousands):

	2005	2004	2003
United States	$ 32,764	$ 38,151	$32,939
Other Americas	9,602	10,050	8,823
Total Americas	42,366	48,201	41,762
Malaysia	16,894	14,077	2,353
Taiwan	7,299	10,135	9,683
Hong Kong	17,326	18,703	8,145
Japan	5,417	4,082	4,290
Other Asia-Pacific	7,595	6,541	3,767
Total Asia-Pacific	54,531	53,538	28,238
Europe, Middle East and Africa	14,880	17,696	11,906
	$111,777	$119,435	$81,906

No other foreign country represented 10% or more of net revenues for any of the periods presented. The Company believes a substantial portion of the products sold to original equipment manufacturers (OEMs) and third-party manufacturing service providers in the Asia-Pacific region are ultimately shipped to end-markets in the Americas and Europe.

Long-lived assets consist of property, plant and equipment, goodwill and intangible assets, and other assets. Long-lived assets by geographic area at fiscal year-ends are as follows (in thousands):

	2005	2004
United States	$17,144	$39,639
Europe, Middle East and Africa	1,671	4,494
Asia-Pacific	785	811
	$19,600	$44,944

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Mindspeed Technologies, Inc.:

We have audited the accompanying consolidated balance sheets of Mindspeed Technologies, Inc. and subsidiaries (the "Company") as of September 30, 2005 and 2004, and the related consolidated statements of operations, cash flows, and stockholders' equity and comprehensive loss for each of the three years in the period ended September 30, 2005. Our audits also included the financial statement schedule listed in Item 15(a)(2). These financial statements and the financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at September 30, 2005 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2005, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of September 30, 2005, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated November 21, 2005, expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

DELOITTE & TOUCHE LLP

Costa Mesa, California
November 21, 2005

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

Not applicable.

Item 9A. *Controls and Procedures*

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of September 30, 2005. Disclosure controls and procedures are defined under SEC rules as controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within required time periods. Based upon that evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that these disclosure controls and procedures are effective.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes policies and procedures that: (i) pertain to maintaining records that in reasonable detail accurately and fairly reflect our transactions; (ii) provide reasonable assurance that transactions are recorded as necessary for preparation of our financial statements and that receipts and expenditures of company assets are made in accordance with management authorization; and (iii) provide reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on our financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected.

There were no changes in our internal control over financial reporting during the fiscal quarter ended September 30, 2005 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Our management evaluated the effectiveness of our internal control over financial reporting based on the framework in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon that evaluation, management concluded that the company's internal control over financial reporting was effective as of September 30, 2005. Deloitte & Touche LLP has audited our assessment of our internal control over financial reporting and their report is included in herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Mindspeed Technologies, Inc.:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that Mindspeed Technologies, Inc. and subsidiaries (the "Company") maintained effective internal control over financial reporting as of September 30, 2005, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of September 30, 2005, is fairly stated, in all material respects, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2005, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended September 30, 2005, of the Company and our report dated November 21, 2005, expressed an unqualified opinion on those financial statements and the financial statement schedule.

DELOITTE & TOUCHE LLP

Costa Mesa, California
November 21, 2005

Item 9B. ***Other Information***

Not applicable.

PART III

Certain information required by Part III is omitted from this Annual Report and is incorporated herein by reference from the Company's definitive Proxy Statement for the 2006 Annual Meeting of Stockholders (the Proxy Statement) to be filed with the SEC.

Item 10. ***Directors and Executive Officers of the Registrant***

The information required by this Item is incorporated herein by reference from the sections entitled "Election of Directors," "Executive Officers," "Board Committees and Meetings," "Other Matters — Section 16(a) Beneficial Ownership Reporting Compliance" and "Other Matters — Code of Ethics" in the Proxy Statement.

Item 11. ***Executive Compensation***

The information required by this Item is incorporated herein by reference from the sections entitled "Executive Compensation," "Option Grants in Last Fiscal Year," "Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values," "Directors' Compensation," "Certain Relationships and Related Transactions," "Board Committees and Meetings," "Report of the Compensation and Management Development Committee on Executive Compensation" and "Stockholder Return Performance Graph" in the Proxy Statement.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters***

The information required by this Item is incorporated herein by reference from the sections entitled "Equity Compensation Plan Information" and "Security Ownership of Certain Beneficial Owners and Management" in the Proxy Statement.

Item 13. ***Certain Relationships and Related Transactions***

The information required by this Item is incorporated by reference from the section entitled "Certain Relationships and Related Transactions" in the Proxy Statement.

Item 14. ***Principal Accountant Fees and Services***

The information required by this Item is incorporated herein by reference from the section entitled "Principal Accountant Fees and Services" in the Proxy Statement.

PART IV

Item 15. ***Exhibits and Financial Statement Schedules***

(a) (1) *Financial Statements*

The following consolidated financial statements of the Company for the fiscal year ended September 30, 2005 are included herewith:

Consolidated Balance Sheets,

Consolidated Statements of Operations,

Consolidated Statements of Cash Flows,

Consolidated Statements of Stockholders' Equity and Comprehensive Loss,

Notes to Consolidated Financial Statements, and

Report of Independent Registered Public Accounting Firm

(2) *Supplemental Schedules*

Schedule II — Valuation and Qualifying Accounts

All other schedules have been omitted because the required information is not present in amounts sufficient to require submission of the schedule, or because the required information is included in the consolidated financial statements or notes thereto.

(3) *Exhibits*

3.1 Restated Certificate of Incorporation of the Registrant, filed as Exhibit 4.1 to the Registrant's Registration Statement on Form S-3 (Registration Statement No. 333-106146), is incorporated herein by reference.

3.2 Amended and Restated Bylaws of the Registrant.

4.1 Specimen certificate for the Registrant's Common Stock, par value $.01 per share, filed as Exhibit 4.1 to the Registrant's Registration Statement on Form 10 (File No. 1-31650), is incorporated herein by reference.

4.2 Rights Agreement dated as of June 26, 2003, by and between the Registrant and Mellon Investor Services LLC, as Rights Agent, filed as Exhibit 4.1 to the Registrant's Current Report on Form 8-K dated July 1, 2003, is incorporated herein by reference.

4.3 First Amendment to Rights Agreement, dated as of December 6, 2004, by and between the Registrant and Mellon Investor Services LLC, filed as Exhibit 4.4 to the Registrant's Current Report on Form 8-K dated December 2, 2004, is incorporated herein by reference.

4.4 Common Stock Purchase Warrant dated June 27, 2003, filed as Exhibit 4.5 to the Registrant's Registration Statement on Form S-3 (Registration Statement No. 333-109523), is incorporated herein by reference.

4.5 Registration Rights Agreement dated as of June 27, 2003, by and between the Registrant and Conexant Systems, Inc., filed as Exhibit 4.6 to the Registrant's Registration Statement on Form S-3 (Registration Statement No. 333-109523), is incorporated herein by reference.

4.6 Credit Agreement Warrant dated June 27, 2003, issued by the Registrant to Conexant Systems, Inc., filed as Exhibit 4.5 to the Registrant's Registration Statement on Form S-3 (Registration Statement No. 333-109525), is incorporated herein by reference.

4.7 Registration Rights Agreement dated as of June 27, 2003 by and between the Registrant and Conexant Systems, Inc., filed as Exhibit 4.6 to the Registrant's Registration Statement on Form S-3 (Registration Statement No. 333-109525), is incorporated herein by reference.

4.8 Indenture, dated as of December 8, 2004, between the Registrant and Wells Fargo Bank, N.A., filed as Exhibit 4.1 to the Registrant's Current Report on Form 8-K dated December 2, 2004, is incorporated herein by reference.

4.9 Form of 3.75% Convertible Senior Notes due 2009, attached as Exhibit A to the Indenture (Exhibit 4.8 hereto), is incorporated herein by reference.

4.10 Registration Rights Agreement, dated as of December 8, 2004, by and between the Registrant and Lehman Brothers Inc., filed as Exhibit 4.3 to the Registrant's Current Report on Form 8-K dated December 2, 2004, is incorporated herein by reference.

10.1 Distribution Agreement dated as of June 27, 2003, by and between Conexant Systems, Inc. and the Registrant, filed as Exhibit 2.1 to the Registrant's Current Report on Form 8-K dated July 1, 2003, is incorporated herein by reference.

10.2 Employee Matters Agreement dated as of June 27, 2003, by and between Conexant Systems, Inc. and the Registrant, filed as Exhibit 2.2 to the Registrant's Current Report on Form 8-K dated July 1, 2003, is incorporated herein by reference.

10.3 Amendment No. 1 to Employee Matters Agreement dated as of June 27, 2003, by and between Conexant Systems, Inc. and the Registrant, dated January 13, 2005.

10.4 Amendment No. 2 to Employee Matters Agreement dated as of June 27, 2003, by and between Conexant Systems, Inc. and the Registrant, dated July 1, 2005.

10.5 Tax Allocation Agreement dated as of June 27, 2003, by and between Conexant Systems, Inc. and the Registrant, filed as Exhibit 2.3 to the Registrant's Current Report on Form 8-K dated July 1, 2003, is incorporated herein by reference.

10.6 Credit Agreement dated as of June 27, 2003, by and among the Registrant, the subsidiaries of the Registrant from time to time parties thereto and Conexant Systems, Inc., filed as Exhibit 2.5 to the Registrant's Current Report on Form 8-K dated July 1, 2003, is incorporated herein by reference.

10.7 Amendment No. 1 to Credit Agreement dated as of June 27, 2003, among the Registrant, certain subsidiaries of the Registrant and Conexant Systems, Inc., dated December 2, 2004, filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K dated December 3, 2004, is incorporated herein by reference.

10.8 Amended and Restated Sublease, dated March 24, 2005, by and between Conexant Systems, Inc. and the Registrant, filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, is incorporated herein by reference.

10.9 Purchase Agreement, dated December 2, 2004, between the Registrant and Lehman Brothers Inc., filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K dated December 2, 2004, is incorporated herein by reference.

10.10 Pledge Agreement, dated as of December 8, 2004, by the Registrant in favor of Wells Fargo Bank, N.A., filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K dated December 2, 2004, is incorporated herein by reference.

10.11 Control Agreement, dated as of December 8, 2004, by and among the Registrant and Wells Fargo Bank, N.A., in its capacity as trustee, and Wells Fargo Bank, N.A., in its capacity as securities intermediary and depositary bank, filed as Exhibit 10.3 to the Registrant's Current Report on Form 8-K dated December 2, 2004, is incorporated herein by reference.

*10.12 Form of Employment Agreement between the Registrant and certain executives of the Registrant, filed as Exhibit 10.8.1 to the Registrant's Registration Statement on Form 10 (File No. 1-31650), is incorporated herein by reference.

*10.13 Schedule identifying parties to and terms of agreements with the Registrant substantially identical to the Employment Agreement constituting Exhibit 10.12 hereto.

*10.14 Form of Indemnification Agreement entered into between the Registrant and the Chief Executive Officer, Chief Financial Officer and each of the directors of the Registrant, filed as Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, is incorporated herein by reference.

*10.15 Schedule identifying parties to agreements with the Registrant substantially identical to the Form of Indemnification Agreement constituting Exhibit 10.14 hereto.

*10.16 Mindspeed Technologies, Inc. 2003 Employee Stock Purchase Plan, filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, is incorporated herein by reference.

*10.17 Mindspeed Technologies, Inc. 2003 Non-Qualified Employee Stock Purchase Plan, filed as Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, is incorporated herein by reference.

*10.18 Mindspeed Technologies, Inc. 2003 Stock Option Plan, filed as Exhibit 4.5 to the Registrant's Registration Statement on Form S-3 (Registration Statement No. 333-106146), is incorporated herein by reference.

*10.19 Mindspeed Technologies, Inc. 2003 Long-Term Incentives Plan, as amended, filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K dated February 24, 2005, is incorporated herein by reference.

*10.20 Form of Stock Option Award under the Mindspeed Technologies, Inc. 2003 Long-Term Incentives Plan, filed as Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, is incorporated herein by reference.

*10.21 Stock Option Terms and Conditions under the Mindspeed Technologies, Inc. 2003 Long-Term Incentives Plan, filed as Exhibit 10.5 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, is incorporated herein by reference.

*10.22 Form of Restricted Stock Award under the Mindspeed Technologies, Inc. 2003 Long-Term Incentives Plan, filed as Exhibit 10.6 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, is incorporated herein by reference.

*10.23 Restricted Stock Award Terms and Conditions under the Mindspeed Technologies, Inc. 2003 Long-Term Incentives Plan, filed as Exhibit 10.19 to the Registrant's Annual Report on Form 10-K for the year ended September 30, 2004, is incorporated herein by reference.

*10.24 Mindspeed Technologies, Inc. Directors Stock Plan, filed as Exhibit 4.6 to the Registrant's Registration Statement on Form S-8 (Registration Statement No. 333-106479), is incorporated herein by reference.

*10.25 Form of Stock Option Award under the Mindspeed Technologies, Inc. Directors Stock Plan, filed as Exhibit 10.7 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, is incorporated herein by reference.

*10.26 Stock Option Terms and Conditions under the Mindspeed Technologies, Inc. Directors Stock Plan, filed as Exhibit 10.8 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, is incorporated herein by reference.

*10.27 Mindspeed Technologies, Inc. Retirement Savings Plan, filed as Exhibit 10.9 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, is incorporated herein by reference.

*10.28 Mindspeed Technologies, Inc. Deferred Compensation Plan, filed as Exhibit 10.10 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, is incorporated herein by reference.

*†10.29 Confidential Severance Agreement and General Release by and between Harry Davoody and the Registrant, filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004, is incorporated herein by reference.

12.1	Statement re: Computation of Ratios.
21	List of subsidiaries of the Registrant.
23	Consent of independent registered public accounting firm.
24	Power of attorney, authorizing certain persons to sign this Annual Report on Form 10-K on behalf of certain directors and officers of the Registrant.
31.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

---

* Management contract or compensatory plan or arrangement.

† Certain confidential portions of this exhibit have been omitted pursuant to a request for confidential treatment. Omitted portions have been filed separately with the SEC.

(b) *Exhibits*

See subsection (a)(3) above.

(c) *Financial Statement Schedules*

Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Exchange Act, the Registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Newport Beach, State of California, on this 22nd day of November, 2005.

MINDSPEED TECHNOLOGIES, INC.

By: /s/ RAOUF Y. HALIM
Raouf Y. Halim
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed on the 22nd day of November, 2005, by the following persons on behalf of the Registrant and in the capacities indicated:

Signature	Title
/s/ RAOUF Y. HALIM Raouf Y. Halim	Chief Executive Officer and Director (Principal Executive Officer)
/s/ SIMON BIDDISCOMBE Simon Biddiscombe	Senior Vice President, Chief Financial Officer, Secretary and Treasurer (Principal Financial and Accounting Officer)
/s/ DWIGHT W. DECKER* Dwight W. Decker	Chairman of the Board of Directors
/s/ DONALD R. BEALL* Donald R. Beall	Director
/s/ DONALD H. GIPS* Donald H. Gips	Director
/s/ MICHAEL T. HAYASHI* Michael T. Hayashi	Director
/s/ MING LOUIE* Ming Louie	Director
/s/ THOMAS A. MADDEN* Thomas A. Madden	Director
/s/ JERRE L. STEAD* Jerre L. Stead	Director

*By: /s/ RAOUF Y. HALIM
Raouf Y. Halim,
Attorney-in-Fact**

** By authority of the power of attorney filed as Exhibit 24 hereto.

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS

Description	Balance at Beginning of Year	Additions Charged to Costs and Expenses	Deductions(1)	Balance at End of Year
		(In thousands)		
Year ended September 30, 2005:				
Allowance for doubtful accounts	$ 627	$ (160)	$ (5)	$ 462
Reserve for sales returns and allowances	922	1,206	(772)	1,356
Year ended September 30, 2004:				
Allowance for doubtful accounts	$ 932	$ (118)	$(187)	$ 627
Reserve for sales returns and allowances	430	574	(82)	922
Year ended September 30, 2003:				
Allowance for doubtful accounts	$1,897	$ (593)	$(372)	$ 932
Reserve for sales returns and allowances	641	(39)	(172)	430

(1) Deductions in the allowance for doubtful accounts reflect amounts written off.

EXHIBIT 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Raouf Y. Halim, Chief Executive Officer of Mindspeed Technologies, Inc., certify that:

1. I have reviewed this Annual Report on Form 10-K of Mindspeed Technologies, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ RAOUF Y. HALIM

Raouf Y. Halim
Chief Executive Officer

Dated: November 22, 2005

EXHIBIT 31.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Simon Biddiscombe, Senior Vice President, Chief Financial Officer, Secretary and Treasurer of Mindspeed Technologies, Inc., certify that:

1. I have reviewed this Annual Report on Form 10-K of Mindspeed Technologies, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ SIMON BIDDISCOMBE

Simon Biddiscombe
Senior Vice President, Chief Financial Officer,
Secretary and Treasurer

Dated: November 22, 2005

EXHIBIT 32.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Mindspeed Technologies, Inc. (the "Company") on Form 10-K for the year ended September 30, 2005, as filed with the Securities and Exchange Commission (the "Report"), I, Raouf Y. Halim, Chief Executive Officer of the Company, hereby certify as of the date hereof, solely for purposes of Title 18, Chapter 63, Section 1350 of the United States Code, that to the best of my knowledge:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of the dates and for the periods indicated.

This Certification has not been, and shall not be deemed, "filed" with the Securities and Exchange Commission.

/s/ RAOUF Y. HALIM

Raouf Y. Halim
Chief Executive Officer

Dated: November 22, 2005

EXHIBIT 32.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Mindspeed Technologies, Inc. (the "Company") on Form 10-K for the year ended September 30, 2005, as filed with the Securities and Exchange Commission (the "Report"), I, Simon Biddiscombe, Senior Vice President, Chief Financial Officer, Secretary and Treasurer of the Company, hereby certify as of the date hereof, solely for purposes of Title 18, Chapter 63, Section 1350 of the United States Code, that to the best of my knowledge:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of the dates and for the periods indicated.

This Certification has not been, and shall not be deemed, "filed" with the Securities and Exchange Commission.

/s/ SIMON BIDDISCOMBE

Simon Biddiscombe
Senior Vice President, Chief Financial Officer,
Secretary and Treasurer

Dated: November 22, 2005

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Corporate Information

Board of Directors

Donald R. Beall
Retired Chairman and Chief Executive Officer of Rockwell International Corporation

Dwight W. Decker (Chairman)
Chairman of the Board and Chief Executive Officer of Conexant Systems, Inc.

Donald L. Gips
Group Vice President
Level 3 Communications, Inc.

Raouf Y. Halim
Chief Executive Officer and Director of Mindspeed Technologies, Inc.

Michael T. Hayashi
Senior Vice President
Time Warner Cable, Inc.

Ming Louie
Co-Founder, Managing Director and Director of Mobile Radius, Inc.

Thomas. A. Madden
Retired Executive Vice President and Chief Financial Officer of Ingram Micro Inc.

Jerre L. Stead
Retired Chairman and Chief Executive Officer of Ingram Micro Inc.

Stockholder Services
Mellon Investor Services LLC
PO Box 3315
South Hackensack, NJ 07606

1-800-853-4954
1-201-680-6578 International
www.melloninvestor.com/isd

Executive Officers

Raouf Y. Halim
Chief Executive Officer

Simon Biddiscombe
Senior Vice President,
Chief Financial Officer, Treasurer and Secretary

David W. Carroll
Senior Vice President, Worldwide Sales

Jay E. Cormier
Senior Vice President and General Manager,
High Perfomance Analog

Thomas J. Medrek
Senior Vice President and General Manager,
Multiservice Access

Wayne K. Nesbit
Senior Vice President, Operations

Daryush Shamlou
Senior Vice President and General Manager,
Transmission Solutions and Corporate Chief Technical Officer

Thomas A. Stites
Senior Vice President, Communications

Bradley W. Yates
Senior Vice President and Chief Administrative Officer

Independent Registered Public Accounting Firm
Deloitte & Touche LLP
Costa Mesa, California

MINDSPEED®
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